Broadband Set-top Bo


CONEXANT

DRIVING BROADBAND COMMUNICATIONS FOR THE DIGITAL HOME

CONEXANT 2006 ANNUAL REPORT



CORPORATE OVERVIEW

Conexant's innovative semiconductor solutions are driving broadband communications and digital home networks worldwide. The company has leveraged its expertise in communications semiconductor systems technology to enable more Internet connections than all of its competitors combined, and continues to develop highly integrated silicon solutions for broadband data and media processing networks.

The company is the market leader in client-side and central office xDSL chipsets, dial-up modems and PC video semiconductor solutions, and is a leading provider of digital set-top box components and systems. Additional products include broadcast video encoders and decoders, wireless LAN (802.11) chips, home network processors and solutions for networking applications based on HomePlug® and HomePNA™.

These advanced semiconductor solutions are found in devices that connect personal access products such as PCs, set-top boxes, and game consoles to voice, video and data processing services over broadband and dial-up connections. They are also used by service providers to deliver broadband data, voice and video content to homes and businesses around the world.

Conexant is a fabless semiconductor company headquartered in Newport Beach, CA, with approximately 3,200 employees worldwide.



DWIGHT W. DECKER, PH.D.
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER,
CONEXANT SYSTEMS, INC.

TO OUR SHAREHOLDERS:

The Conexant team delivered another year of significant progress in fiscal 2006. Our highest priority goal entering the year was to achieve double-digit core operating margins, a key measure of financial performance. We reached this milestone in the third fiscal quarter, two full quarters ahead of our prior commitment of the end of the calendar year.

During fiscal 2006, we focused on improving important financial metrics on a quarterly basis, executing on our debt-management strategy, and continuing to strengthen our engagements with customers worldwide. I'm pleased to report impressive results in each of these areas.

Quarterly Improvement on Key Financial Metrics*

The metrics that have the greatest impact on our financial performance include revenue levels, core gross margins as a percent of revenue, and core operating expenses. Together, they determine our level of core operating profit. Throughout fiscal 2006, we consistently met or exceeded our quarterly financial expectations for these important metrics.

In the first fiscal quarter, we recorded revenues of $230.7 million. Core gross margins were 41.6 percent, and core operating expenses totaled $83.1 million. We demonstrated the *profit leverage in our business* model by delivering first fiscal quarter core operating income of $13.0 million, an increase of 95.0 percent from the prior quarter.

We improved our performance in the second fiscal quarter, growing revenue to $242.6 million, a sequential increase of 5.1 percent. Core gross margins increased to 43.5 percent, and core operating expenses increased as planned to $86.1 million. Core operating income for the quarter was $19.3 million, up nearly 50 percent sequentially.

Third fiscal quarter revenues of $251.6 million represented sequential growth of 3.7 percent. We improved core gross margins to 45.2 percent of revenues, and core operating expenses were $88.4 million due to modestly increased investments in new-product development. Most importantly, we achieved our highest priority goal for the year by delivering core operating margins of 10.1 percent on core operating income of $25.5 million.


Fiscal Year 2006 Revenue
(in millions of dollars)
$231
$243
$252
$246
Q1
Q2
Q3
Q4
Fiscal Year 2006
Core Operating Income
(in millions of dollars)
$13
$19
$26
$21
Q1
Q2
Q3
Q4

* *The company believes non-GAAP financial measures, which we refer to as "core" financial measures, provide an enhanced understanding of our underlying operating performance. A reconciliation of GAAP financial measures to non-GAAP core financial measures is included on page 73 of this document.*

LEADING PROVIDER OF BROADBAND ACCESS SEMICONDUCTOR SOLUTIONS



In the fourth fiscal quarter, despite widely reported weakness in the markets we address, we delivered financial results that met our investor commitments. Revenues declined slightly to $245.9 million, but we increased core gross margins to 45.8 percent. Core operating expenses were $91.8 million, reflecting increased investments in new-product development. We delivered core operating income of $20.7 million and exited the year solidly profitable on a core basis.

Conexant fiscal 2006 revenues of $970.8 million increased 34.3 percent from fiscal 2005 revenues of $722.7 million. Over the course of the year, we improved core gross margins as a percent of revenue by more than five points, and we delivered core operating income of nearly $80 million.

OUR DEBT-MANAGEMENT STRATEGY

One of our most significant fiscal 2006 financial challenges involved executing on our debt-management strategy and stabilizing our balance sheet.



No. 1 End-to-End DSL Semiconductor Solution Supplier

In March 2006, we completed a successful $250 million offering of convertible subordinated notes due in 2026. We used the proceeds to redeem $197 million in convertible debt that matured in May 2006, and to pay down a portion of our convertible debt due in February 2007.

We now have $457 million in convertible debt maturing in February 2007. At the end of fiscal 2006, we had $341 million in cash, cash equivalents, and marketable securities. In November 2006, we announced the successful completion of a $275 million offering of senior secured notes due in 2010 that again improved our financial situation. After we retire the February notes, we expect to have approximately $160 million in cash, cash equivalents, and marketable securities, an amount that we feel is sufficient to run our business.

We also expect to receive approximately $100 million when the merger of Acquicor Technology and Jazz Semiconductor is closed, which we anticipate will occur in the first quarter of 2007. We continue to hold warrants in Mindspeed Technologies, which should eventually provide meaningful value, and we are working to maximize the value of our acreage in Newport Beach. This is land that we don't currently occupy, and it could be worth as much as $100 million to us in the next 18 to 24 months.



NO. 1 PROVIDER OF DIAL-UP MODEM TECHNOLOGY

FISCAL 2006 PRODUCT HIGHLIGHTS

Broadband Access Products

In Broadband Access, demand for our central office (CO) and customer premises equipment (CPE) DSL products enabled us to retain our position as the world's No. 1 supplier of DSL semiconductor solutions.

We expanded our industry-leading product portfolio with the introduction of key products. For the CPE market, we launched the world's first family of network processors with integrated Wi-Fi®, ADSL2plus, and VoIP functionality to meet the growing demand for next-generation DSL gateways, bridges and routers. We also expanded our client-side fiber optic access portfolio with the Xenon II family of controllers for passive optical networks (PONs), which enable the cost-effective delivery of triple-play voice, video and data services to offices and homes.

We continued to gain traction for products based on advanced digital transmission technologies including ADSL2plus and VDSL/VDSL2. The qualification of our ADSL2plus solution by most service providers worldwide, coupled with the early availability of our standards-compliant VDSL2 chip, allowed us to capture key design-wins. Our advanced solutions are now being deployed by service providers globally, positioning us to continue to benefit from the increasing proliferation of these next-generation Internet access technologies.

Universal Access Products

Our Universal Access team delivered another year of solid performance, and we maintained our position as the world's No. 1 provider of analog modem solutions. Dial-up technology remains the most ubiquitous Internet connectivity option and is still the best choice for applications where high-speed connectivity isn't available or necessary.

Complete Multi-Function Document Imaging Solutions



In fiscal 2006, the Universal Access team continued to focus on providing connectivity solutions for personal computers, communications-enabled printers, and products with embedded dial-up modem functionality.

WI-FI SOLUTIONS FOR MOBILE COMMUNICATIONS



During the year, we captured additional market share in notebook PCs, a segment that accounts for an increasing percentage of total worldwide PC sales. In our facsimile product line, strong demand from major manufacturers of multifunction printers drove unit shipments to record levels. In the embedded modem marketplace, demand increased for our Internet access solutions used in products such as set-top boxes and point-of-sale terminals.

We plan to continue leveraging our long history of technical innovation and expertise in modem technology to deliver differentiated solutions to the markets we address.

Wireless Networking Products

During fiscal 2006, our Wireless Networking group intensified its focus on solutions for power-sensitive products with embedded wireless networking functionality used in hand-held devices such as cellular phones and digital cameras. The team also worked closely with our Broadband Access group to meet the growing demand for DSL gateways with embedded wireless networking capabilities.

Product introductions included a series of Wi-Fi solutions targeted at high performance embedded applications. Our new 802.11b/g device integrates wireless LAN and power management functionality into a single, compact package. This industry-leading solution has been incorporated by one of the world's leading cellular handset manufacturers in more than twenty of their products.



DSL Gateway for Triple-Play Voice, Video and Data Applications

We are also developing solutions based on the next-generation 802.11n industry standard, which we expect will become an increasingly important technology in mobile consumer products and our DSL-based digital home product portfolio.



INDUSTRY-LEADING SOLUTIONS FOR SET-TOP BOX, HDTV AND IPTV APPLICATIONS

Broadband Media Processing Products

Broadband Media Processing Products consists of the company's Set-top Box (STB) Products and Convergence Video Products groups. During fiscal 2006, our Convergence Video team extended its record of video innovation by delivering a next-generation audio/video decoder that improves video quality for televisions and personal computers.

Our Set-top Box (STB) business grew strongly during the year, driven by share gains in the satellite operator, free-to-air consumer, and cable STB markets. In the satellite operator space, we secured several new designs for advanced technology, high- and standard-definition digital video STB receivers. We further solidified our No. 1 DVB-S2 digital video broadcast market position, securing design-wins with industry-leading operators and STB developers worldwide.

We gained share in the fast-growing free-to-air market segment with our highly integrated, low-cost system solution. In addition, we significantly grew our cable STB business, and our solutions are now being used by major STB developers in North America and Asia. China's Huawei Technologies decided to base a new line of digital video STBs on our cable solution, and Samsung Electronics selected our technology for their high-definition OpenCable receiver.

Award-Winning Technology for Satellite, Cable and Terrestrial Set-top Boxes



After the close of the fiscal year, Motorola selected our advanced multimedia processor and highly integrated network processor for a next-generation set-top platform.

Our quarterly Broadband Media Processing business revenues have nearly tripled in the past two years. In the fourth quarter of fiscal 2006, Broadband Media Processing became our largest business, and it represents our best opportunity for growth over the next four quarters.

DRIVING BROADBAND COMMUNICATIONS FOR THE DIGITAL HOME



OUR EXPECTATIONS FOR FISCAL 2007

Fiscal 2007 is showing signs of being a challenging year. For the past three decades, the semiconductor business has been characterized by fierce competition, rapid change, and significant business cycles. This remains true today. As we enter the new calendar year, end market demand is uncertain and our customers throughout the world are cautious.



Video Solutions for PCTV Applications

Our current priority is to maintain or grow revenues over the next two quarters, and we expect to see increased demand for our products in the second half of the calendar year. We also plan to sharpen our focus on other important financial metrics during fiscal 2007. We'll work hard to maintain gross margins of approximately 45 percent throughout the year, and we'll concentrate on holding core operating expenses at current levels until we see a resumption of revenue growth. From a product perspective, we will continue to focus on building shareholder value by developing innovative solutions for high-growth, converged consumer electronics applications.

The Conexant team is experienced and dedicated. We all understand that the level of success we achieve moving forward will be determined primarily by our ability to meet our product development and customer commitments. I am confident that our team will deliver fiscal 2007 performance that meets or exceeds our expectations.

Thank you for your continuing support.

Dwight W. Decker, Ph.D.
Chairman and Chief Executive Officer
Conexant Systems, Inc.

FINANCIAL TABLE OF CONTENTS

The following selected financial data for the five fiscal years ended September 29, 2006 was derived from the audited consolidated financial statements of Conexant and its subsidiaries. In June 2002, Conexant completed the spin-off of its wireless communications business and the sale of its Mexicali, Mexico assembly and test facility and package design team (together, the Mexicali Operations), and in June 2003, Conexant completed the spin-off of its Mindspeed Technologies Internet infrastructure business. The selected financial data for all periods have been restated to reflect these businesses as discontinued operations. In February 2004, Conexant completed the merger with GlobespanVirata, Inc. The results of GlobespanVirata, Inc. have been included in the consolidated results since February 28, 2004.

The selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto appearing elsewhere in this report.

	Fiscal Year Ended				
(in thousands, except per share amounts)	**2006**	**2005**	**2004**	**2003**	**2002**
Statement of Operations Data:					
Net revenues	**$ 970,787**	$ 722,739	$ 901,854	$ 599,977	$ 521,726
Cost of goods sold[1][2]	**542,309**	493,973	523,129	338,161	317,921
Gain on cancellation of supply agreement[3]	**(17,500)**	—	—	—	—
Gross margin	**445,978**	228,766	378,725	261,816	203,805
Operating expenses:					
Research and development[2]	**269,736**	267,996	239,971	159,354	156,350
Selling, general and administrative[2]	**131,226**	117,861	125,474	93,426	95,750
Amortization of intangible assets	**30,705**	32,322	20,769	3,437	19,489
In-process research and development[4]	—	—	160,818	—	—
Special charges	**73,244**	45,977	32,801	18,379	30,499
Total operating expenses	**504,911**	464,156	579,833	274,596	302,088
Operating loss	**(58,933)**	(235,390)	(201,108)	(12,780)	(98,283)
Interest expense	**38,130**	33,691	30,708	28,120	31,069
Other expense (income), net	**22,636**	(95,413)	69,100	(22,312)	5,801
Debt conversion costs	—	—	—	—	10,435
Gain on extinguishment of debt	—	—	—	(42,021)	—
Income (loss) before income taxes	**(119,699)**	(173,668)	(300,916)	23,433	(145,588)
Provision (benefit) for income taxes[5]	**2,892**	2,322	243,733	(129)	(1,838)
Income (loss) from continuing operations	**(122,591)**	(175,990)	(544,649)	23,562	(143,750)
Loss from discontinued operations[6]	—	—	—	(728,877)	(737,017)
Net loss	**$ (122,591)**	$ (175,990)	$ (544,649)	$ (705,315)	$ (880,767)
Income (loss) from continuing operations per share – basic and diluted	**$ (0.26)**	$ (0.37)	$ (1.40)	$ 0.09	$ (0.56)
Balance Sheet Data at Fiscal Year End:					
Working capital[7]	**$ 127,635**	$ 142,796	$ 444,272	$ 239,009	$ 452,499
Total assets	**1,573,625**	1,581,524	1,880,522	931,707	1,911,035
Short-term debt	**80,000**	—	—	—	—
Current portion of long-term debt[8]	**188,375**	196,825	—	—	—
Long-term obligations[8]	**601,189**	615,947	790,178	649,252	752,074
Shareholders' equity	**510,098**	569,093	828,387	166,766	947,827

(1) In fiscal 2005, in response to lower market prices and reduced end-customer demand for our products, we recorded $44.1 million of inventory charges to establish additional excess and obsolete inventory reserves and lower of cost or market inventory reserves.

(2) We adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share Based Payment," on October 1, 2005. As a result, stock-based compensation expense included within cost of goods sold, research and development expense, and selling, general and administrative expense in fiscal 2006 is based on the fair value of all stock options and employee stock purchase plan shares. Stock-based compensation expense for earlier periods is based on the intrinsic value of acquired or exchanged unvested stock options in business combinations, which is in accordance with previous accounting standards. Stock-based compensation expense included in our consolidated statements of operations was $44.9 million, $12.1 million, $7.1 million, $1.7 million and $(2.1) million in fiscal 2006, 2005, 2004, 2003 and 2002, respectively.

(3) In fiscal 2006, Conexant and Jazz Semiconductor, Inc. (Jazz) terminated a wafer supply and services agreement. In lieu of credits towards future purchases of product from Jazz, we received additional shares of Jazz common stock and recorded a gain of $17.5 million.

(4) In fiscal 2004, we recorded $160.8 million of in-process research and development expenses related to the merger with GlobespanVirata, Inc.

(5) In fiscal 2004, we recorded a $255.7 million charge for the impairment of deferred tax assets.

(6) In fiscal 2003 and 2002, the loss from discontinued operations (net of income taxes) represents the operating results of our former wireless communications business and our Mexicali Operations which we disposed of in June 2002 and the Mindspeed Technologies Internet infrastructure business which we disposed of in June 2003.

(7) Working capital is defined as current assets minus current liabilities.

Beginning in March 2006, we consider our available-for-sale portfolio as available for use in our current operations. Accordingly, from that date we have classified all marketable securities as short-term, even though the stated maturity dates may be more than one year beyond the current balance sheet date. Prior to March 2006, short-term marketable securities consisted of debt securities with remaining maturity dates of one year or less and equity securities of publicly-traded companies, and long-term marketable securities consisted of debt securities with remaining maturity dates of greater than one year. For periods prior to March 2006, long-term marketable securities are excluded from the calculation of working capital.

Beginning in March 2006, we reclassified the long-term portion of our restructuring accruals, principally consisting of future rental commitments under operating leases, from current liabilities to other long-term liabilities on our consolidated balance sheet. The long-term portion of restructuring accruals for all prior periods have been similarly reclassified. These reclassifications did not affect our total assets, total liabilities, total shareholders' equity, results of operations or cash flows and did not have a material impact on current liabilities, long-term liabilities or the calculation of working capital for any period presented.

In November 2006, we issued $275.0 million aggregate principal amount of floating rate senior secured notes due November 2010. Proceeds from this issuance, net of fees, were approximately $268.1 million. We intend to use the net proceeds of this offering, together with available cash, cash equivalents and marketable securities on hand, to repay at maturity or otherwise retire our outstanding $456.5 million aggregate principal amount of convertible subordinated notes due February 2007. Because the net proceeds from this offering will be used to repay at maturity a portion of the convertible subordinated notes due February 2007, $268.1 million of the $456.5 million convertible subordinated notes has been reclassified as long-term debt on our consolidated balance sheet as of September 29, 2006, in accordance with SFAS No. 6, "Classification of Short-Term Obligations Expected to Be Refinanced."

(8) As discussed in Note 7 above, $268.1 million of the $456.5 million convertible subordinated notes due February 2007 has been reclassified as long-term debt on our consolidated balance sheet as of September 29, 2006, in accordance with SFAS No. 6, "Classification of Short-Term Obligations Expected to Be Refinanced."

You should read the following discussion and analysis in conjunction with our Consolidated Financial Statements and related Notes thereto, as well as other cautionary statements and risks described elsewhere in this report.

Overview

We design, develop and sell semiconductor system solutions, comprised of semiconductor devices, software and reference designs, for use in broadband communications applications that enable high-speed transmission, processing and distribution of audio, video, voice and data to, and throughout, homes and business enterprises worldwide. Our access solutions connect people through personal communications access products, such as personal computers (PCs) and television set-top boxes (STBs), to audio, video, voice and data services over wireless and wire line broadband connections as well as over dial-up Internet connections. Our central office solutions are used by service providers to deliver high-speed audio, video, voice and data services over copper telephone lines and optical fiber networks to homes and businesses around the globe. In addition, our media processing products enable the capture, display, storage, playback and transfer of audio and video content in applications throughout home and small office environments. These solutions enable broadband connections and network content to be shared throughout a home or small office-home office environment using a variety of communications devices, which we describe as the broadband digital home.

On February 27, 2004, we completed our merger with GlobespanVirata, Inc., a provider of broadband communications solutions for consumer, enterprise and service provider markets. In May 2004, GlobespanVirata was renamed Conexant, Inc. The results of GlobespanVirata are included in our results from February 27, 2004.

Our fiscal year is the 52- or 53-week period ending on the Friday closest to September 30. Fiscal years 2006, 2005 and 2004 were 52-week years and ended on September 29, 2006, September 30, 2005 and October 1, 2004, respectively.

Business Enterprise Segments

We operate in one reportable operating segment, broadband communications. Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for the way that public business enterprises report information about operating segments in annual consolidated financial statements. Although we had four operating segments at September 29, 2006, under the aggregation criteria set forth in SFAS No. 131, we only operate in one reportable operating segment, broadband communications.

Under SFAS No. 131, two or more operating segments may be aggregated into a single operating segment for financial reporting purposes if aggregation is consistent with the objective and basic principles of SFAS No. 131, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

- the nature of products and services;
- the nature of the production processes;
- the type or class of customer for their products and services; and
- the methods used to distribute their products or provide their services.

We meet each of the aggregation criteria for the following reasons:

- the sale of semiconductor products is the only material source of revenue for each of our four operating segments;
- the products sold by each of our operating segments use the same standard manufacturing process;
- the products marketed by each of our operating segments are sold to similar customers; and
- all of our products are sold through our internal sales force and common distributors.

Because we meet each of the criteria set forth above and each of our operating segments has similar economic characteristics, we aggregate our results of operations in one reportable operating segment.

Net revenues by product line are as follows:

(in thousands)	Fiscal Year Ended 2006	2005	2004
Broadband Access Products	**$ 267,847**	$ 192,038	$ 254,581
Broadband Media Processing Products	**291,091**	155,394	214,186
Universal Access Products	**324,108**	279,159	323,073
Wireless Networking Products and other	**87,741**	96,148	110,014
	$ 970,787	$ 722,739	$ 901,854

Results of Operations

Net Revenues

(in thousands)	Fiscal Year Ended 2006	2005	2004
Net revenues	**$ 970,787**	$ 722,739	$ 901,854

We recognize revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the sales price and terms are fixed and determinable, and (iv) collection of the receivable is reasonably assured. These terms are typically met upon shipment of product to the customer, except for certain distributors who have unlimited contractual rights of return or for whom the contractual terms were not enforced, or when significant vendor obligations exist. Revenue with respect to sales to distributors with unlimited rights of return or for whom contractual terms were not enforced is deferred until the purchased products are sold by the distributor to a third party. Revenue with respect to sales to customers to whom we have significant obligations after delivery is deferred until all significant obligations have been completed. The majority of our distributors have limited stock rotation rights, which allow them to rotate up to 10% of product in their inventory two times a year. We recognize revenue to these distributors upon shipment of product to the distributor, as the stock rotation rights are limited and we believe that we have the ability to reasonably estimate and establish allowances for expected product returns in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists." Development revenue is recognized when services are performed and was not significant for any periods presented.

We have many distributor customers for whom revenue is recognized upon shipment of product to them, as the contractual terms provide for limited or no rights of return. In the first quarter of fiscal 2005, we determined that we were unable to enforce our contractual terms with three distribution customers. As a result, beginning in fiscal 2005 we defer the recognition of revenue on sales to these three distributors until the purchased products are sold by the distributors to a third party. At September 29, 2006 and September 30, 2005, deferred revenue related to sales to distributors was $6.7 million and $8.2 million, respectively. As of September 29, 2006, we also have deferred revenue of $6.6 million related to shipments of products for which we have on-going performance obligations. Deferred revenue is included in other current liabilities on our consolidated balance sheets.

Our net revenues increased 34% to $970.8 million in fiscal 2006 from $722.7 million in fiscal 2005. This increase was driven by a 39% increase in unit volume shipments, which was partially offset by a 3% decrease in average selling prices (ASPs). The unit volume shipments increased in fiscal 2006 compared to fiscal 2005 as a result of (i) the approximate $60.0 million channel inventory reduction at our distributors and estimated $10.0 million inventory reduction at our direct customers in the first half of fiscal 2005 (discussed below) and (ii) increased demand for our Broadband Media Processing products as satellite set-top box design wins began to ramp into production and, to a lesser extent, for our Broadband Access central office products due to market share gains.

Our net revenues decreased 20% to $722.7 million in fiscal 2005 from $901.9 million in fiscal 2004. This decrease resulted from a 24% decrease in ASPs, which was only slightly offset by a 4% increase in unit volume shipments. The ASP erosion was most significant for our Broadband Access and Wireless Networking products. The 4% unit volume increase from fiscal 2004 to fiscal 2005 would have been much larger had we not experienced a decrease in demand for our products during the first half of fiscal 2005 as a result of excess channel inventory build-up at our direct customers, distributors and resellers during the latter part of fiscal 2004. During the first half of fiscal 2005, channel inventory was reduced at our distributors by approximately $60.0 million, and we believe that there was an approximate $10.0 million reduction of channel inventory at our direct customers. We also had less demand for our Wireless Networking products in fiscal 2005 as a result of a loss of market share in the latter part of fiscal 2004.

Gross Margin

	Fiscal Year Ended		
(in thousands)	**2006**	**2005**	**2004**
Gross margin	**$ 445,978**	$ 228,766	$ 378,725
Percent of net revenues	**46%**	32%	42%

Gross margin represents net revenues less cost of goods sold. As a fabless semiconductor company, we use third parties for wafer production and assembly and test services. Our cost of goods sold consists predominantly of purchased finished wafers, assembly and test services, royalties, amortization of production photo mask costs, other intellectual property costs, labor and overhead associated with product procurement, and non-cash stock-based compensation charges for procurement personnel.

Our gross margin percentage for fiscal 2006 was 46% compared with 32% for fiscal 2005. During fiscal 2006, we recorded a $17.5 million gain resulting from the cancellation of a wafer supply and services agreement with Jazz Semiconductor, Inc. (Jazz), which was recorded as a reduction of cost of goods sold. Excluding the wafer supply termination agreement gain, the impact of changes to our inventory reserves, and the impact of changes to revenue reserves that we maintain to estimate customer pricing adjustments in both fiscal 2006 and 2005, our gross margin percentage would have been 43% for fiscal 2006 compared to 39% for fiscal 2005. The higher gross margin percentage in fiscal 2006 can be attributed to the benefits of our product cost-reduction initiatives, as well as more stable product pricing.

Our gross margin percentage for fiscal 2005 was 32% compared with 42% for fiscal 2004. The gross margin percentage decrease from fiscal 2004 is attributable to the effects of (i) fiscal 2005 net inventory charges of $44.1 million and (ii) a 24% decrease in ASPs from fiscal 2004 to fiscal 2005, which were partially offset by lower inventory costs. Contributing to the 24% ASP decline was the re-establishment of $17.1 million of net revenue reserves, which we maintain to estimate customer pricing adjustments, and were depleted as a result of special pricing given to select customers to facilitate the reduction of channel inventory in the first half of fiscal 2005.

We assess the recoverability of our inventories on a quarterly basis through a review of inventory levels in relation to foreseeable demand, generally over the following twelve months. Foreseeable demand is based upon available information, including sales backlog and forecasts, product marketing plans and product life cycle information. When the inventory on hand exceeds the foreseeable demand, we write down the value of those inventories which, at the time of our review, we expect to be unable to sell. The amount of the inventory write-down is the excess of historical cost over estimated realizable value. Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory. Demand for our products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those projected by management. In the event that actual demand is lower than originally projected, additional inventory write-downs may be required. Similarly, in the event that actual demand exceeds original projections, gross margins may be favorably impacted in future periods. During fiscal 2006 and 2005, we recorded $3.0 million and $30.1 million, respectively, of net charges for excess and obsolete (E&O) inventory. The net charges in fiscal 2005 primarily resulted from the reduced demand outlook related to Broadband Access and Wireless Networking products. Activity in our E&O inventory reserves for fiscal 2006 and 2005 was as follows:

(in thousands)	Fiscal Year Ended 2006	2005
E&O reserves, beginning of period	**$ 44,833**	$ 23,319
Additions	**14,766**	35,944
Release upon sales of product	**(11,718)**	(5,864)
Scrap	**(7,082)**	(11,319)
Standards adjustments and other	**(4,167)**	2,753
E&O reserves, end of period	**$ 36,632**	$ 44,833

We have an action plan at a product line level to scrap approximately 25% of our E&O inventory balances as of September 29, 2006, and we are still in the process of determining the ultimate disposition of the remaining E&O products. It is possible that some of these reserved products will be sold which will benefit our gross margin in the period sold. During fiscal 2006 and 2005, we sold $11.7 million and $5.9 million, respectively, of reserved products.

Our products are used by communications electronics original equipment manufacturers (OEMs) that have designed our products into communications equipment. For many of our products, we gain these design wins through a lengthy sales cycle, which often includes providing technical support to the OEM customer. Moreover, once a customer has designed a particular supplier's components into a product, substituting another supplier's components often requires substantial design changes which involve significant cost, time, effort and risk. In the event of the loss of business from existing OEM customers, we may be unable to secure new customers for our existing products without first achieving new design wins. When the quantities of inventory on hand exceed foreseeable demand from existing OEM customers into whose products our products have been designed, we generally will be unable to sell our excess inventories to others, and the estimated realizable value of such inventories to us is generally zero.

On a quarterly basis, we also assess the net realizable value of our inventories. When the estimated ASP, plus costs to sell our inventory, falls below our inventory cost, we adjust our inventory to its current estimated market value. During fiscal 2006 and 2005, we recorded $4.1 million and $20.2 million, respectively, of inventory charges to adjust certain Wireless Networking products to their estimated market values. Increases to the lower of cost or market (LCM) inventory reserves may be required based upon actual ASPs and changes to our current estimates, which would impact our gross margin percentage in future periods. Activity in our LCM inventory reserves for fiscal 2006 and 2005 was as follows:

(in thousands)	Fiscal Year Ended 2006	2005
LCM reserves, beginning of period	**$ 6,739**	$ —
Additions	**4,093**	20,179
Release upon sales of product	**(9,025)**	(6,175)
Standards adjustments and other	**(46)**	(7,265)
LCM reserves, end of period	**$ 1,761**	$ 6,739

Research and Development

(in thousands)	2006	Fiscal Year Ended 2005	2004
Research and development	**$ 269,736**	$ 267,996	$ 239,971
Percent of net revenues	**28%**	37%	27%

Our research and development (R&D) expenses consist principally of direct personnel costs to develop new semiconductor products, allocated indirect costs of the R&D function, photo mask and other costs for pre-production evaluation and testing of new devices and design and test tool costs. Our R&D expenses also include the costs for design automation advanced package development and non-cash stock-based compensation charges for R&D personnel.

R&D expense increased $1.7 million in fiscal 2006 compared to fiscal 2005 primarily due to a $12.0 million increase in stock-based compensation expense as a result of our adoption of SFAS No. 123(R), "Share-Based Payment," in the first quarter of fiscal 2006. This increase was partially offset by $4.3 million of credits related to favorable property tax settlements, as well as overall cost reductions resulting from our restructuring actions which streamlined R&D projects and shifted resources to lower cost regions.

R&D expense increased $28.0 million in fiscal 2005 compared to fiscal 2004 primarily as a result of additional development costs associated with Broadband Access and Wireless Networking products due to the timing of the merger with GlobespanVirata (seven months of expenses in fiscal 2004 compared to twelve months in fiscal 2005) and a $3.7 million increase in stock-based compensation expense as a result of the merger. These increases were partially offset by cost reductions attributable to a shift of product development resources to lower cost regions during fiscal 2005.

Selling, General and Administrative

	Fiscal Year Ended		
(in thousands)	**2006**	**2005**	**2004**
Selling, general and administrative	**$ 131,226**	$ 117,861	$ 125,474
Percent of net revenues	**14%**	16%	14%

Our selling, general and administrative (SG&A) expenses include personnel costs, sales representative commissions, advertising and other marketing costs. Our SG&A expenses also include costs of corporate functions including legal, accounting, treasury, human resources, customer service, sales, marketing, field application engineering, allocated indirect costs of the SG&A function, and non-cash stock-based compensation charges for SG&A personnel.

SG&A expense increased $13.4 million in fiscal 2006 compared to fiscal 2005. This increase is primarily attributable to a $20.4 million increase in stock-based compensation expense as a result of our adoption of SFAS No. 123(R) in the first quarter of fiscal 2006. This increase was partially offset by $3.9 million of credits related to favorable property tax settlements and a $2.0 million decrease in legal fees.

SG&A expense decreased $7.6 million in fiscal 2005 compared to fiscal 2004. This decrease was attributable to a $6.1 million reduction of accounts receivable bad debt expense as a result of improved collections experience, a $1.3 million refund of previously remitted sales taxes, and $1.4 million of other net decreases primarily related to our cost reduction programs associated with the merger with GlobespanVirata, offset by additional expenses associated with the timing of the merger (seven months of expenses in fiscal 2004 compared to twelve months in fiscal 2005).

Amortization of Intangible Assets

	Fiscal Year Ended		
(in thousands)	**2006**	**2005**	**2004**
Amortization of intangible assets	**$ 30,705**	$ 32,322	$ 20,769

Amortization of intangible assets consists of amortization expense for intangible assets acquired in various business combinations. Our intangible assets are being amortized over a weighted-average period of approximately six years.

Amortization expense decreased $1.6 million in fiscal 2006 compared to fiscal 2005 due to several intangible assets becoming fully amortized during fiscal 2005 and 2006.

Amortization expense increased $11.6 million in fiscal 2005 compared to fiscal 2004. This increase was attributable to the significant amount of intangible assets we acquired in the merger with GlobespanVirata and those assets being amortized for twelve months in fiscal 2005 compared to only seven months of amortization in fiscal 2004.

In-Process Research and Development

The in-process research and development (IPR&D) charge of $160.8 million in fiscal 2004 was related to our merger with GlobespanVirata. This amount was determined in accordance with SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," and represents the value of GlobespanVirata's development projects that had not reached technological feasibility, had no alternative uses and for which successful development was uncertain as of the date of the merger.

Special Charges

(in thousands)	Fiscal Year Ended 2006	2005	2004
Litigation charges	**$ 70,000**	$ 3,255	$ 3,000
Restructuring charges	**3,259**	28,049	9,264
Integration charges (credits)	**(400)**	7,748	7,310
Asset impairments	**85**	3,761	5,435
Other special charges	**300**	3,164	7,792
	$ 73,244	$ 45,977	$ 32,801

Special charges for fiscal 2006 consisted primarily of a $70.0 million charge related to the settlement of our patent infringement litigation with Texas Instruments Incorporated (Texas Instruments) in May 2006 and $3.3 million of net restructuring charges. The restructuring charges were primarily comprised of employee severance and other termination benefit costs and facilities closure costs mainly for our fiscal 2006 restructuring action, partially offset by a net reduction of the accrual relating to our fiscal 2005 restructuring action due to revised estimates of the remaining employee severance and termination benefit costs to be paid.

Special charges for fiscal 2005 were comprised of $28.0 million of restructuring charges, consisting of $21.2 million for employee severance and termination benefit costs and $6.8 of facilities charges primarily related to our fiscal 2005 restructuring action, $7.7 million of integration charges related to the merger with GlobespanVirata, asset impairment charges of $3.8 million primarily associated with leasehold improvements in facilities that were vacated as part of our restructuring activities, $3.3 million for the settlement of a legal matter, and $3.2 million of other special charges, including $2.3 million of stock option and warrant modification charges.

Special charges for fiscal 2004 were comprised of $9.3 million of restructuring charges, consisting of $7.3 million for employee severance and termination benefit costs and $2.0 of facilities charges primarily related to our 2004 merger-related restructuring plan, $7.3 million of integration charges related to the merger with GlobespanVirata, asset impairment charges of $5.4 million primarily associated with operating assets and leasehold improvements in facilities that were vacated as part of our restructuring activities, $3.0 million for the settlement of a legal matter, and $7.8 million of other special charges, consisting of $1.2 million of one-time executive bonuses which were contractually committed in the closing of the merger, $0.8 million of stock option modification charges, and $5.8 million of other charges.

Interest Expense

(in thousands)	Fiscal Year Ended 2006	2005	2004
Interest expense	**$ 38,130**	$ 33,691	$ 30,708

Interest expense is primarily related to our convertible subordinated notes and, beginning in the first quarter of fiscal 2006, to borrowings under a short-term credit facility.

Interest expense increased $4.4 million in fiscal 2006 compared to fiscal 2005 primarily as a result of an $80.0 million short-term credit facility we established in November 2005. The increase in interest expense as a result of the $250.0 million principal amount of 4.00% convertible subordinated notes issued in March 2006 and May 2006 has been substantially offset by a decrease in interest expense as a result of the retirement of the $130.0 million principal amount of 5.25% convertible subordinated notes and the $66.8 million principal amount of 4.25% convertible subordinated notes in May 2006, as well as the repurchase of $58.5 million principal amount of 4.00% convertible subordinated notes due February 2007.

Interest expense increased $3.0 million in fiscal 2005 compared to fiscal 2004 due to the assumption of $130.0 million of 5.25% convertible subordinated notes in the merger with GlobespanVirata.

Other Expense (Income), Net

(in thousands)	Fiscal Year Ended 2006	2005	2004
Investment and interest income	$ **(17,921)**	$ (6,457)	$ (7,742)
Change in the fair value of the conversion right under the Skyworks 15% convertible senior subordinated notes	**—**	—	6,292
Decrease (increase) in the fair value of derivative instruments	**16,666**	(7,147)	92,663
Impairment of equity securities	**19,872**	—	13,423
Realized gains on sales of equity securities	**(4,414)**	(91,285)	(24,071)
Losses (earnings) of equity method investments	**8,164**	10,642	(14,422)
Other, net	**269**	(1,166)	2,957
	$ **22,636**	$ (95,413)	$ 69,100

Other expense, net for fiscal 2006 was comprised of a $19.9 million charge for the other-than-temporary impairment of equity securities (including an $18.5 million charge related to our 6.2 million shares of Skyworks Solutions, Inc. common stock), a $16.7 million decrease in the fair value of our warrant to purchase 30 million shares of Mindspeed Technologies, Inc. (Mindspeed) common stock mainly due to a decline in Mindspeed's stock price during fiscal 2006, and $8.2 million of losses from our equity method investments, which were partially offset by $17.9 million of investment and interest income on invested cash balances and $4.4 million of gains on sales of equity securities. The $8.2 million of losses from equity method investments includes our share of Jazz's expense related to the cancellation of the wafer supply and services agreement.

Other income, net for fiscal 2005 was primarily comprised of $91.3 million of gains on sales of equity securities (primarily from sales of approximately 5.9 million shares of SiRF Technologies Holdings, Inc.), a $7.1 million increase in the fair value of derivative instruments (primarily our Mindspeed warrant due to an increase in Mindspeed's stock price during fiscal 2005), and $6.5 million of investment and interest income on invested cash balances, which were partially offset by $10.6 million of losses from our equity method investments.

Other expense, net for fiscal 2004 was comprised of a $92.7 million decrease in the fair value of derivative instruments (primarily our Mindspeed warrant due to a decline in Mindspeed's stock price during fiscal 2004), a $13.4 million charge for the other-than-temporary impairment of certain non-marketable equity securities, and a $6.3 million decrease in the fair value of the conversion right under the Skyworks 15% convertible senior subordinated note prior to its conversion into Skyworks common stock in May 2004, which were partially offset by $24.1 million of gains on sales of equity securities (primarily from sales approximately 2.5 million shares of SiRF subsequent to its initial public offering), $14.4 million of income from our equity method investments, and $7.7 million of investment and interest income on invested cash balances.

In fiscal 2004, an unrelated party repaid a $30.0 million note issued in connection with a previous equity investment in Jazz, in which we owned a 38% interest at the time. In accordance with Staff Accounting Bulletin No. 51, we recognized an $11.4 million gain upon the payment of this note, which is included in equity in earnings of equity method investments. In fiscal 2004, we also recorded a charge of $13.4 million to write down the carrying values of certain non-marketable investments to their estimated fair values (in most cases, zero). The investments consisted of equity interests in early stage technology companies which we had accounted for under the cost method. Management estimated the fair value of these investments based upon available financial and other information, including then-current and projected business prospects for the subject companies, and determined that the decline in the fair value of these investments was other-than-temporary.

Provision for Income Taxes

In fiscal 2006 and 2005, we recorded income tax provisions of $2.9 million and $2.3 million, respectively, primarily reflecting income taxes imposed on our foreign subsidiaries. All of our U.S. Federal income taxes and the majority of our state income taxes are offset by fully reserved deferred tax assets. Except to the extent of the Federal and state alternative minimum tax (AMT), we expect this to continue for the foreseeable future. However, we also expect our tax provision to increase in future years due to our continued expansion in low-cost regions outside of the U.S., primarily in India and China, and due to the scheduled expiration of certain tax holidays in India in fiscal 2009.

In fiscal 2004, we recorded an income tax provision of $243.7 million. This provision is comprised of an increase in the valuation allowance on deferred tax assets of $255.7 million and a current provision of $2.0 million primarily reflecting income taxes imposed on our foreign subsidiaries, partially offset by a $14.0 million credit resulting from a federal income tax refund received in September 2004 related to the carryback of a portion of our fiscal year 2001 net operating loss. The loss was carried back under the five-year carryback provision enacted in 2002 and income taxes paid while we were a subsidiary of Rockwell Automation, Inc. were recovered.

In fiscal 2004, as a result of our cumulative operating losses, we determined that it was more likely than not that the additional income tax benefits (principally net operating losses we can carry forward to future years) would not be realized. Accordingly, we increased our valuation allowance by approximately $255.7 million during fiscal 2004 for the deferred tax assets which we did not expect to realize through the reduction of future income tax payments. We do not expect to recognize any income tax benefits relating to future operating losses until we believe that such tax benefits are more likely than not to be realized. While we will continue to be subject to foreign income taxes and Federal alternative minimum tax, we expect those taxes will be insignificant.

As of September 29, 2006, we had approximately $1.2 billion of net deferred income tax assets, which are primarily related to U.S. Federal income tax NOL carryforwards and capitalized R&D expenses and which can be used to offset taxable income in subsequent years. Approximately $455.9 million of the NOL carryforwards were acquired in business combinations, and if we receive a tax benefit from their utilization, the benefit will be recorded as a reduction to goodwill. The deferred tax assets acquired in the merger with GlobespanVirata are subject to limitations imposed by section 382 of the Internal Revenue Code. Such limitations are not expected to impair our ability to utilize these deferred tax assets. As of September 29, 2006, we have a valuation allowance recorded against the majority of our deferred tax assets, resulting in net deferred tax assets of $0.8 million. We do not expect to recognize any income tax benefits relating to future operating losses until we believe that such tax benefits are more likely than not to be realized.

We are subject to income taxes in both the United States and numerous foreign jurisdictions and have also acquired and divested certain businesses for which we have retained certain tax liabilities. In the ordinary course of our business, there are many transactions and calculations in which the ultimate tax determination is uncertain and significant judgment is required in determining our worldwide provision for income taxes. We and our acquired and divested businesses are regularly under audit by tax authorities. Although we believe our tax estimates are reasonable, the final determination of tax audits could be different than that which is reflected in historical income tax provisions and accruals. Based on the results of an audit, a material effect on our income tax provision, net income, or cash flows in the period or periods for which that determination is made could result.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash, cash equivalents and marketable securities. Total cash, cash equivalents and marketable securities are as follows:

(in thousands)	**September 29, 2006**	**September 30, 2005**
Cash and cash equivalents	**$ 225,626**	$ 202,704
Short-term marketable debt securities	**83,620**	95,902
Long-term marketable debt securities	**—**	38,485
Subtotal	**309,246**	337,091
Marketable equity securities (6.2 million shares of Skyworks Solutions, Inc.)	**32,089**	43,404
Total cash, cash equivalents and marketable securities	**$ 341,335**	$ 380,495

Our cash, cash equivalents and marketable securities decreased $39.2 million between September 30, 2005 and September 29, 2006. The decline in fair value of our investment in Skyworks accounted for $11.3 million of this decrease. The remaining decline of $27.9 million is attributable to net cash outflow from operating and investing activities, including the $70.0 million payment to Texas Instruments as a result of a patent litigation settlement, offset by net cash provided by financing activities of $88.6 million during the period.

Our cash, cash equivalents and marketable securities include 6.2 million shares of Skyworks common stock valued at $32.1 million as of September 29, 2006. For these securities, there is risk associated with the overall state of the stock market, having available buyers for the shares we may want to sell, and ultimately being able to liquidate the securities at a favorable price in a short period of time. There can be no assurance that the carrying value of these securities will ultimately be realized.

We also have an investment in Jazz, a warrant to purchase 30 million shares of Mindspeed common stock, and other assets, including real estate in Newport Beach, California. Our investment in Jazz is reflected as a long-term asset on our consolidated balance sheet as of September 29, 2006. Jazz is a privately-held company and, as a result, our ability to liquidate this investment is limited. On September 26, 2006, Jazz entered into a merger agreement with Acquicor Technology Inc. (Acquicor) pursuant to which we expect to receive upon completion of the merger cash proceeds of approximately $100.0 million for our ownership interests in Jazz, subject to adjustment based on Jazz's working capital and possible future contingent payments. However, completion of the merger is subject to certain conditions precedent and there can be no assurance that the merger will be completed. In addition, we and the other current Jazz stockholders have agreed to provide Acquicor with financing in an aggregate amount of up to $80.0 million, in proportion to each stockholder's equity interest in Jazz, to fund, under certain circumstances, a shortfall in Acquicor's financing for the merger.

The value of the Mindspeed warrant of $16.5 million is also reflected as a long-term asset on our consolidated balance sheet as of September 29, 2006. The valuation of this derivative instrument is subjective, and at any point in time could ultimately result in the realization of amounts significantly different than the carrying value. Further, there is no assurance that the equity markets would allow us to liquidate a substantial portion of this warrant within a short time period without significantly impacting the market value of Mindspeed's common stock and the warrant.

As of September 29, 2006, we had a total of $706.5 million aggregate principal amount of convertible subordinated notes outstanding, of which $456.5 million is due in February 2007 and $250.0 million is due in March 2026. The conversion price of the notes due in February 2007 is substantially higher than the current market value of our common stock. We also have an $80.0 million credit facility with a bank, under which we had borrowed $80.0 million as of September 29, 2006. This credit facility had an initial term of 364 days, and in November 2006, the term of the credit facility was extended through November 28, 2007. The facility remains subject to additional 364-day renewal periods at the discretion of the bank.

On November 13, 2006, we issued $275.0 million aggregate principal amount of floating rate senior secured notes due November 2010. Proceeds from this issuance, net of fees, were approximately $268.1 million. These notes bear interest at three-month LIBOR (reset quarterly) plus 3.75%, and interest is payable in arrears quarterly on each February 15, May 15, August 15 and November 15, beginning on February 15, 2007. We intend to use the net proceeds of this offering, together with available cash, cash equivalents and marketable securities on hand, to repay at maturity or otherwise retire our outstanding $456.5 million aggregate principal amount of convertible subordinated notes due February 2007. As a result, we have classified $268.1 million of our convertible subordinated notes due February 2007 as long-term debt on our consolidated balance sheet as of September 29, 2006, in accordance with SFAS No. 6, "Classification of Short-Term Obligations Expected to Be Refinanced." Our working capital was $127.6 million as of September 29, 2006.

We believe that our existing sources of liquidity, including the net proceeds from the issuance of the floating rate senior secured notes discussed above, together with cash expected to be generated from product sales, will be sufficient to fund our operations, research and development, anticipated capital expenditures and working capital, including the current portion of our convertible subordinated notes, through at least September 28, 2007.

Cash flows are as follows:

(in thousands)	**Fiscal Year Ended**		
	2006	**2005**	**2004**
Net cash used in operating activities	$ (68,325)	$ (59,758)	$ (31,013)
Net cash provided by investing activities	2,647	122,190	66,951
Net cash provided by financing activities	88,600	1,241	26,907
Net increase in cash and cash equivalents	$ 22,922	$ 63,673	$ 62,845

Cash used in operating activities was $68.3 million for fiscal 2006 compared to $59.8 million for fiscal 2005. Cash generated from operations during fiscal 2006 was $69.2 million, which was more than offset by $31.4 million of net unfavorable changes in our working capital (accounts receivable, inventories and accounts payable), a $70.0 million payment related to the settlement of our litigation with Texas Instruments, $12.5 million of legal costs associated with the Texas Instruments litigation, and $23.6 million of payments related to other special charges and restructuring related items. The net unfavorable working capital change was mainly caused by an increase in days sales outstanding (DSO) from 37 days in the September 2005 quarter to

46 days in the September 2006 quarter. This DSO increase was primarily the result of the timing of shipments in the fourth quarter of fiscal 2006 as compared to the fourth quarter of fiscal 2005.

Cash used in operations during fiscal 2005 was $105.3 million, before $124.1 million of net favorable changes in accounts receivable, inventories and accounts payable, an $8.0 million payment to Agere Systems, Inc. for the settlement of patent litigation, $12.0 million of legal costs associated with the Texas Instruments litigation and $58.6 million of payments related to special charges and other restructuring related items. The net favorable working capital change was driven by (i) improved DSO primarily the result of increased cash collections, from 79 days in the September 2004 quarter to 37 days in the September 2005 quarter, and (ii) improved inventory turns from 2.6 turns in the September 2004 quarter to 5.4 turns in the September 2005 quarter.

Cash used in operating activities was $31.0 million for fiscal 2004. Cash generated from operations during fiscal 2004 was $36.8 million, which was more than offset by $40.7 million of net unfavorable changes in our working capital (accounts receivable, inventories and accounts payable), $1.9 million of legal costs associated with the Texas Instruments litigation, and $25.2 million of payments related to special charges and other restructuring related items. The unfavorable change in working capital includes a $66.4 million increase in inventories and a $17.8 million increase in accounts receivable, partly offset by a $43.5 million increase in accounts payable. The increase in inventories is attributable to the sequential decline in net revenues during fiscal 2004, and the increase in accounts receivable is attributable to an increase in our DSO as a result of excess channel inventory levels at our direct customers, distributors and resellers.

Cash provided by investing activities was $2.6 million for fiscal 2006 compared to $122.2 million for fiscal 2005. The cash provided by investing activities in fiscal 2006 was primarily attributable to $52.6 million net proceeds from sales and maturities of marketable debt securities and $3.9 million of net proceeds from sales of non-marketable equity securities. These cash inflows from investing activities were substantially offset by capital expenditures of $33.5 million partially due to our expansion efforts in India and China, $11.5 million of payments related to previous business combinations, and $8.8 million of restricted cash as required under our credit facility.

Cash provided by investing activities of $122.2 million for fiscal 2005 included net proceeds of $49.0 million received from the purchase and sale-leaseback of our headquarters facility in Newport Beach, California, $97.2 million of proceeds from the sales of equity securities, primarily in SiRF Technology Holdings, Inc., and net proceeds from sales and maturities of marketable debt securities of $19.4 million. These cash inflows from investing activities were partially offset by payments for business combinations of $18.8 million, capital expenditures of $21.8 million, and purchases of non-marketable equity securities of $2.8 million.

Cash provided by investing activities of $67.0 million for fiscal 2004 principally consisted of net cash and cash equivalents acquired in acquisitions of $20.8 million (primarily in the merger with GlobespanVirata), net proceeds from the sale of equity securities and other assets $54.2 million, and net proceeds from sales and maturities of marketable debt securities of $39.7 million, partially offset by capital expenditures of $17.6 million and payment of acquisition costs of $30.2 million.

Cash provided by financing activities was $88.6 million for fiscal 2006 compared to $1.2 million for fiscal 2005. The cash provided by financing activities during fiscal 2006 consisted of net proceeds of $243.6 from the issuance of convertible subordinated notes due March 2026, $78.5 million of net proceeds from a credit facility and $21.1 million of proceeds from the issuance of common stock under our stock-based employee benefit plans. These cash inflows from financing activities were partially offset by the retirement of $196.8 million of our convertible subordinated notes due May 2006 and $57.9 million of repurchases and retirements of a portion of our convertible subordinated notes due February 2007.

Cash provided by financing activities of $1.2 million for fiscal 2005 consisted primarily of $1.0 million of proceeds from the issuance of common stock under our stock-based employee benefit plans. The low level of proceeds from the exercise of stock options in fiscal 2005 reflects the depressed state of our stock price during fiscal 2005 and the impact of our option exchange program beginning in November 2004.

Cash provided by financing activities of $26.9 million for fiscal 2004 consisted of proceeds from the issuance of common stock under our stock-based employee benefit plans of $24.6 million and $2.3 million in proceeds upon repayment of notes receivable from shareholders.

Contractual obligations at September 29, 2006 are as follows:

(in thousands)	Payments Due by Period Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$ 706,500	$ 456,500	$ —	$ —	$ 250,000
Short-term debt	80,000	80,000	—	—	—
Interest on debt	204,920	19,920	20,000	20,000	145,000
Operating leases	164,435	29,848	41,348	30,203	63,036
Capital leases	634	585	49	—	—
Assigned leases	4,826	1,757	1,358	1,283	428
Purchase commitments	52,519	44,876	6,759	884	—
Capital commitments	4,211	4,211	—	—	—
	$ 1,218,045	$ 637,697	$ 69,514	$ 52,370	$ 458,464

The table above excludes the impact of the issuance of $275.0 million of floating rate senior secured notes due November 2010 and the extension of the $80.0 million credit facility, both of which occurred in November 2006.

At September 29, 2006, the Company had many sublease arrangements on operating leases for terms ranging from near term to approximately nine years. Aggregate scheduled sublease income based on current terms is approximately $27.2 million.

Off-Balance Sheet Arrangements

We have made guarantees and indemnities, under which we may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. In connection with our spin-off from Rockwell International Corporation, we assumed responsibility for all contingent liabilities and then-current and future litigation (including environmental and intellectual property proceedings) against Rockwell or its subsidiaries in respect of the operations of the semiconductor systems business of Rockwell. In connection with our contribution of certain of our manufacturing operations to Jazz, we agreed to indemnify Jazz for certain environmental matters and other customary divestiture-related matters. In connection with the sales of our products, we provide intellectual property indemnities to our customers. In connection with certain facility leases, we have indemnified our lessors for certain claims arising from the facility or the lease. We indemnify our directors and officers to the maximum extent permitted under the laws of the State of Delaware.

The durations of our guarantees and indemnities vary, and in many cases are indefinite. The guarantees and indemnities to customers in connection with product sales generally are subject to limits based upon the amount of the related product sales. The majority of other guarantees and indemnities do not provide for any limitation of the maximum potential future payments we could be obligated to make. We have not recorded any liability for these guarantees and indemnities in our consolidated balance sheets. Product warranty costs are not significant.

Special Purpose Entities

We have one special purpose entity, Conexant USA, LLC, which was formed in September 2005 in anticipation of establishing an accounts receivable financing facility. This special purpose entity is a wholly-owned, consolidated subsidiary of ours. Conexant USA, LLC is not permitted, nor may its assets be used, to guarantee or satisfy obligations of Conexant Systems, Inc. or any subsidiary of Conexant Systems, Inc.

On November 29, 2005, we established an accounts receivable financing facility whereby we will sell, from time to time, certain insured accounts receivable to Conexant USA, LLC, and Conexant USA, LLC entered into an $80.0 million revolving credit agreement with a bank which is secured by the assets of the special purpose entity.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS No. 158 requires company plan sponsors to display the net over- or under-funded position of a defined benefit postretirement plan as an asset or liability, with any unrecognized prior service costs, transition obligations or actuarial gains/losses reported as a component of other comprehensive income in shareholders' equity. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. We will adopt SFAS No. 158 as of the end of fiscal 2007. We are currently assessing the impact the adoption of SFAS No. 158 will have on our financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the application of SFAS No. 157 may change current practice for some entities. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We will adopt SFAS No. 157 in the first quarter of fiscal 2009. We are currently assessing the impact the adoption of SFAS No. 157 will have on our financial position and results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 108 on Quantifying Misstatements. SAB No. 108 requires companies to use both a balance sheet and an income statement approach when quantifying and evaluating the materiality of a misstatement, and contains guidance on correcting errors under the dual approach. SAB No. 108 also provides transition guidance for correcting errors existing in prior years. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006, with earlier application encouraged for any interim period of the first fiscal year ending after November 15, 2006, and filed after September 13, 2006. We are currently assessing the impact, if any, SAB 108 will have on our financial position and results of operations.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" (FIN 48). This interpretation clarifies the application of SFAS No. 109, "Accounting for Income Taxes", by defining a criterion than an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements and also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, but earlier adoption is permitted. We will adopt FIN 48 no later than the first quarter of fiscal 2008. We are currently assessing the impact the adoption of FIN 48 will have on our financial position and results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140." SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired, issued or remeasured after the beginning of an entity's first fiscal year that begins after September 15, 2006. We will adopt SFAS No. 155 in the first quarter of fiscal 2007 and do not expect that the adoption will have a material impact on our financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," which replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS No. 154 applies to all voluntary changes in accounting principles and requires retrospective application (a term defined by the statement) to prior periods' financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS No. 154 is effective for fiscal years beginning after December 15, 2005. We will adopt SFAS No. 154 in the first quarter of fiscal 2007 and do not expect that the adoption will have a material impact on our financial position or results of operations.

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among the significant estimates affecting our consolidated financial statements are those relating to business combinations, revenue recognition, allowances for doubtful accounts, inventories, long-lived assets, deferred income taxes, valuation of warrants, valuation of equity securities, stock-based compensation and restructuring charges. We regularly evaluate our estimates and assumptions based upon historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent actual results differ from those estimates, our future results of operations may be affected.

Business combinations

We account for acquired businesses using the purchase method of accounting which requires that the assets and liabilities assumed be recorded at the date of acquisition at their respective fair values. Because of the expertise required to value intangible assets and IPR&D, we typically engage a third party valuation firm to assist management in determining those values. Valuation of intangible assets and IPR&D entails significant estimates and assumptions including, but not limited to: determining the timing and expected costs to complete projects, estimating future cash flows from product sales, and developing appropriate discount rates and probability rates by project. We believe that the fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions. To the extent actual results differ from those estimates, our future results of operations may be affected by incurring charges to our statements of operations. Additionally, estimates for purchase price allocations may change as subsequent information becomes available.

Revenue recognition

Revenue is recognized when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the sales price and terms are fixed and determinable, and (iv) collection of the receivable is reasonably assured. These terms are typically met upon shipment of product to the customer, except for certain distributors who have unlimited contractual rights of return or for whom the contractual terms were not enforced, or when significant vendor obligations exist. Revenue with respect to sales to distributors with unlimited rights of return or for whom contractual terms were not enforced is deferred until the purchased products are sold by the distributor to a third party. Revenue with respect to sales to customers to whom we have significant obligations after delivery is deferred until all significant obligations have been completed. The majority of our distributors have limited stock rotation rights, which allow them to rotate up to 10% of product in their inventory two times a year. We recognize revenue to these distributors upon shipment of product to the distributor, as the stock rotation rights are limited and we believe that we have the ability to reasonably estimate and establish allowances for expected product returns in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists." Development revenue is recognized when services are performed and was not significant for any periods presented.

Our revenue recognition policy is significant because our revenue is a key component of our operations and the timing of revenue recognition determines the timing of certain expenses, such as sales commissions. Revenue results are difficult to predict, and any shortfall in revenues could cause our operating results to vary significantly from period to period.

We have many distributor customers for whom revenue is recognized upon its shipment of product to them, as the contractual terms provide for limited or no rights of return. During the first quarter of fiscal 2005, we determined that we were unable to enforce our contractual terms with three distribution customers. As a result, beginning in fiscal 2005, we defer the recognition of revenue on sales to these three distributors until the purchased products are sold by the distributors to a third party. At September 29, 2006 and September 30, 2005, deferred revenue related to sales to distributors was $6.7 million and $8.2 million, respectively. As of September 29, 2006, we also have deferred revenue of $6.6 million related to shipments of products for which we have on-going performance obligations. Deferred revenue is included in other current liabilities on our consolidated balance sheets.

Allowance for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We use a specific identification method for some items, and a percentage of aged receivables for others. The percentages are determined based on our past experience. If the financial condition of our customers were to deteriorate, our actual losses may exceed our estimates, and additional allowances would be required. At September 29, 2006 and September 30, 2005, our allowances for doubtful accounts were $0.8 million and $3.8 million, respectively.

Inventories

We assess the recoverability of our inventories at least quarterly through a review of inventory levels in relation to foreseeable demand, generally over twelve months. Foreseeable demand is based upon all available information, including sales backlog and forecasts, product marketing plans and product life cycle information. When the inventory on hand exceeds the foreseeable demand, we write down the value of those inventories which, at the time of our review, we expect to be unable to sell. The amount of the inventory write-down is the excess of historical cost over estimated realizable value. Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory. Demand for our products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those projected by management. In the event that actual demand or product pricing is lower than originally projected, additional inventory write-downs may be required. Further, on a quarterly basis, we assess the net realizable value of our inventories. When the estimated average selling price of our inventory, net of selling expenses, falls below our inventory cost, we adjust our inventory to its current estimated market value. At September 29, 2006 and September 30, 2005, our inventory reserves were $38.4 million and $51.6 million, respectively.

Long-lived assets

Long-lived assets, including fixed assets and intangible assets (other than goodwill), are continually monitored and are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to our business model or changes in operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, an impairment loss will be recognized, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined using available market data, comparable asset quotes and/or discounted cash flow models.

Goodwill is tested for impairment on an annual basis and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. Goodwill impairment testing is a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, and the second step of the impairment test would be unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test must be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss must be recognized in an amount equal to that excess. Goodwill impairment testing requires significant judgment and management estimates, including, but not limited to, the determination of (i) the number of reporting units, (ii) the goodwill and other assets and liabilities to be allocated to the reporting units and (iii) the fair values of the reporting units. The estimates and assumptions described above, along with other factors such as discount rates, will significantly affect the outcome of the impairment tests and the amounts of any resulting impairment losses.

Deferred income taxes

We evaluate the realizability of our deferred income tax assets and assess the need for a valuation allowance quarterly. We record a valuation allowance to reduce our deferred income tax assets to the net amount that is more likely than not to be realized. Our assessment of the need for a valuation allowance is based upon our history of operating results, expectations of future taxable income and the ongoing prudent and feasible tax planning strategies available to us. In the event that we determine that we will not be able to realize all or part of our deferred income tax assets in the future, an adjustment to the deferred income tax assets would be charged against income in the period such determination is made. Likewise, in the event we were to determine that we will more likely than not be able to realize our deferred income tax assets in the future in excess of the net recorded amount, an adjustment to the deferred income tax assets would increase income in the period such determination is made. To the extent that we realize a benefit from reducing the valuation allowance on acquired deferred income tax assets, the benefit will be credited to goodwill.

Valuation of warrants

We have a warrant to purchase 30 million shares of Mindspeed common stock. The fair value of this warrant is determined using a standard Black-Scholes-Merton valuation model with assumptions consistent with current market conditions and our intent to liquidate the warrant over a specified time period. The Black-Scholes-Merton valuation model requires the input of highly subjective assumptions, including expected stock price volatility. Changes in these assumptions, or in the underlying valuation model, could cause the fair value of the Mindspeed warrant to vary significantly from period to period.

Valuation of equity securities

We have a portfolio of strategic investments in non-marketable equity securities and also hold certain marketable equity securities. We review equity securities periodically for other-than-temporary impairments, which requires significant judgment. In determining whether a decline in value is other-than-temporary, we evaluate, among other factors, (i) the duration and extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer and (iii) our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value. These reviews may include assessments of each investee's financial condition, its business outlook for its products and technology, its projected results and cash flows, the likelihood of obtaining subsequent rounds of financing and the impact of any relevant contractual equity preferences held by us or by others. We have experienced substantial impairments in the value of our equity securities over the past few years. Future adverse changes in market conditions or poor operating results of underlying investments could result in our inability to recover the carrying amounts of our investments, which could require additional impairment charges to write-down the carrying amounts of such investments.

Stock-based compensation

In December 2004, the FASB issued SFAS No. 123(R). This pronouncement amends SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123(R) requires that companies account for awards of equity instruments issued to employees under the fair value method of accounting and recognize such amounts in their statements of operations. We adopted SFAS No. 123(R) on October 1, 2005 using the modified prospective method and, accordingly, have not restated the consolidated statements of operations for prior interim periods or fiscal years. Under SFAS No. 123(R), we are required to measure compensation cost for all stock-based awards at fair value on the date of grant and recognize compensation expense in our consolidated statements of operations over the service period that the awards are expected to vest. As permitted under SFAS No. 123(R), we have elected to recognize compensation cost for all options with graded vesting granted on or after October 1, 2005 on a straight-line basis over the vesting period of the entire option. For options with graded vesting granted prior to October 1, 2005, we will continue to recognize compensation cost over the vesting period following the accelerated recognition method described in FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans," as if each underlying vesting date represented a separate option grant.

Prior to the adoption of SFAS No. 123(R), we accounted for employee stock-based compensation using the intrinsic value method in accordance with APB Opinion No. 25, as permitted by SFAS No. 123 and SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." Under the intrinsic value method, the difference between the market price on the date of grant and the exercise price is charged to the statement of operations over the vesting period. Prior to the adoption of SFAS No. 123(R), we recognized compensation cost only for stock options issued with exercise prices set below market prices on the date of grant, which consisted principally of stock options granted to replace stock options of acquired businesses, and provided the necessary pro forma disclosures required under SFAS No. 123.

Under SFAS No. 123(R), we now record in our consolidated statements of operations (i) compensation cost for options granted, modified, repurchased or cancelled on or after October 1, 2005 under the provisions of SFAS No. 123(R) and (ii) compensation cost for the unvested portion of options granted prior to October 1, 2005 over their remaining vesting periods using the fair value amounts previously measured under SFAS No. 123 for pro forma disclosure purposes. Under the transition provisions of SFAS No. 123(R), we have recognized a cumulative effect of a change in accounting principle to reduce additional paid-in capital by $20.7 million, consisting of (i) the remaining $12.5 million deferred stock-based compensation balance as of October 1, 2005, primarily accounted for under APB Opinion No. 25, and (ii) the $8.2 million difference between the remaining $12.5 million deferred stock-based compensation balance as of October 1, 2005 for the options issued in our business combinations and the remaining unamortized grant-date fair value of these options, which also reduced goodwill.

Consistent with the valuation method for the disclosure-only provisions of SFAS No. 123, we use the Black-Scholes-Merton model to value the compensation expense associated with stock-based awards under SFAS No. 123(R). In addition, forfeitures are estimated when recognizing compensation expense, and the estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of compensation expense to be recognized in future periods.

The Black-Scholes-Merton model requires certain assumptions to determine an option fair value, including expected stock price volatility, risk-free interest rate, and expected life of the option. The expected stock price volatility rates are based on the historical volatility of our common stock. The risk-free interest rates are based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option or award. The average expected life represents the weighted average period of time that options or awards granted are expected to be outstanding, as calculated using the simplified method described in the Securities and Exchange Commission's Staff Accounting Bulletin No. 107.

Restructuring charges

Restructuring activities and related charges have related primarily to reductions in our workforce and related impact on the use of facilities. The estimated charges contain estimates and assumptions made by management about matters that are uncertain at the time that the assumptions are made (for example, the timing and amount of sublease income that will be achieved on vacated property and the operating costs to be paid until lease termination, and the discount rates used in determining the present value (fair value) of remaining minimum lease payments on vacated properties). While we have used our best estimates based on facts and circumstances available at the time, different estimates reasonably could have been used in the relevant periods, the actual results may be different, and those differences could have a material impact on the presentation of our financial position or results of operations. Our policies require us to review the estimates and assumptions periodically and to reflect the effects of any revisions in the period in which they are determined to be necessary. Such amounts also contain estimates and assumptions made by management, and are reviewed periodically and adjusted accordingly.

Our financial instruments include cash and cash equivalents, marketable debt securities, marketable equity securities, the Mindspeed warrant, short-term debt, and long-term debt. Our main investment objectives are the preservation of investment capital and the maximization of after tax returns on our investment portfolio. Consequently, we invest with only high credit quality issuers, and we limit the amount of our credit exposure to any one issuer.

Our cash, cash equivalents and marketable debt securities are not subject to significant interest rate risk due to the short maturities of these instruments. As of September 29, 2006, the carrying value of our cash, cash equivalents and marketable debt securities approximates fair value.

As of September 29, 2006, our marketable equity securities consist of 6.2 million shares of Skyworks common stock. Marketable equity securities are subject to equity price risk. For our equity security holdings, there are risks associated with the overall state of the stock market, having available buyers for shares we may sell, and ultimately being able to liquidate the securities at a favorable price. As of September 29, 2006, a 10% decrease in equity prices would result in a decrease in the value of our marketable equity securities of approximately $3.2 million.

We hold a warrant to purchase 30 million shares of Mindspeed common stock. For financial accounting purposes, this is a derivative instrument and the fair value of the warrant is subject to significant risk related to changes in the market price of Mindspeed's common stock. As of September 29, 2006, a 10% decrease in the market price of Mindspeed's common stock would result in a decrease in the fair value of this warrant of approximately $2.5 million. At September 29, 2006, the market price of Mindspeed's common stock was $1.73 per share. During fiscal 2006, the market price of Mindspeed's common stock ranged from a low of $1.35 per share to a high of $4.37 per share.

Our short-term debt consists of borrowings under a 364-day credit facility. Interest related to our short-term debt is at the 7-day LIBOR plus 0.6%, which is reset quarterly and was approximately 5.9% at September 29, 2006. We do not believe our short-term debt is subject to significant market risk.

Our long-term debt consists of convertible subordinated notes with interest at fixed rates. The fair value of our convertible subordinated notes is subject to significant fluctuation due to their convertibility into shares of our common stock.

The following table shows the fair values of our financial instruments as of September 29, 2006:

(in thousands)	**Carrying Value**	**Fair Value**
Cash and cash equivalents	$ 225,626	$ 225,626
Marketable debt securities	83,620	83,620
Marketable equity securities	32,089	32,089
Mindspeed warrant	16,471	16,471
Short-term debt	80,000	80,000
Current portion of long-term debt	188,375	186,491
Long-term debt	518,125	482,631

We transact business in various foreign currencies, and we have established a foreign currency hedging program utilizing foreign currency forward exchange contracts to hedge certain foreign currency transaction exposures. Under this program, from time to time, we offset foreign currency transaction gains and losses with gains and losses on the forward contracts, so as to mitigate our overall risk of foreign transaction gains and losses. We do not enter into forward contracts for speculative or trading purposes. At September 29, 2006, we had outstanding foreign currency forward exchange contracts with a notional amount of 684.5 million Indian Rupees, approximately $14.6 million, maturing at various dates through July 2007. Based on the fair values of these contracts at September 29, 2006, we recorded a derivative asset of $0.3 million at September 29, 2006. Based on our overall currency rate exposure at September 29, 2006, a 10% change in the currency rates would not have a material effect on our consolidated financial position, results of operations or cash flows.

CONEXANT SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in thousands, except par value)	September 29, 2006	September 30, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 225,626	$ 202,704
Marketable securities	115,709	139,306
Restricted cash	8,800	—
Receivables, net of allowances of $842 and $3,803	123,025	87,240
Inventories	97,460	95,329
Other current assets	19,353	14,701
Total current assets	589,973	539,280
Property, plant and equipment, net	65,405	50,700
Goodwill	710,790	717,013
Intangible assets, net	76,008	106,709
Mindspeed warrant	16,471	33,137
Marketable securities – long-term	—	38,485
Other assets	114,978	96,200
Total assets	$ 1,573,625	$ 1,581,524
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 188,375	$ 196,825
Short-term debt	80,000	—
Accounts payable	113,690	108,957
Accrued compensation and benefits	28,307	27,505
Other current liabilities	51,966	63,197
Total current liabilities	462,338	396,484
Long-term debt	518,125	515,000
Other liabilities	83,064	100,947
Total liabilities	1,063,527	1,012,431
Commitments and contingencies (Note 8)		
Shareholders' equity:		
Preferred and junior preferred stock	—	—
Common stock, $0.01 par value: 1,000,000 shares authorized; 486,482 and 474,683 shares issued; and 485,200 and 473,499 shares outstanding	4,866	4,747
Treasury stock: 1,282 and 1,184 shares, at cost	(5,823)	(5,584)
Additional paid-in capital	4,699,029	4,657,901
Accumulated deficit	(4,175,757)	(4,053,166)
Accumulated other comprehensive loss	(12,096)	(22,012)
Notes receivable from stock sales	(121)	(304)
Unearned compensation	—	(12,489)
Total shareholders' equity	510,098	569,093
Total liabilities and shareholders' equity	$ 1,573,625	$ 1,581,524

See accompanying notes to consolidated financial statements.

CONEXANT SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)	Fiscal Year Ended September 29, 2006	Fiscal Year Ended September 30, 2005	Fiscal Year Ended October 1, 2004
Net revenues	**$ 970,787**	$ 722,739	$ 901,854
Cost of goods sold [1]	**542,309**	493,973	523,129
Gain on cancellation of supply agreement	**(17,500)**	—	—
Gross margin	**445,978**	228,766	378,725
Operating expenses:			
Research and development [1]	**269,736**	267,996	239,971
Selling, general and administrative [1]	**131,226**	117,861	125,474
Amortization of intangible assets	**30,705**	32,322	20,769
In-process research and development	**—**	—	160,818
Special charges	**73,244**	45,977	32,801
Total operating expenses	**504,911**	464,156	579,833
Operating loss	**(58,933)**	(235,390)	(201,108)
Interest expense	**38,130**	33,691	30,708
Other expense (income), net	**22,636**	(95,413)	69,100
Loss before income taxes	**(119,699)**	(173,668)	(300,916)
Provision for income taxes	**2,892**	2,322	243,733
Net loss	**$ (122,591)**	$ (175,990)	$ (544,649)
Net loss per share - basic and diluted	**$ (0.26)**	$ (0.37)	$ (1.40)
Shares used in basic and diluted per-share computations	**479,325**	470,658	389,630

[1] These captions include non-cash employee stock-based compensation expense as follows (see Note 1):

	Fiscal Year Ended September 29, 2006	Fiscal Year Ended September 30, 2005	Fiscal Year Ended October 1, 2004
Cost of goods sold	**$ 494**	$ —	$ —
Research and development	**21,110**	9,074	5,370
Selling, general and administrative	**23,341**	2,976	1,773

See accompanying notes to consolidated financial statements.

CONEXANT SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Fiscal Year Ended September 29, 2006	September 30, 2005	October 1, 2004
Cash flows from operating activities			
Net loss	**$ (122,591)**	$ (175,990)	$ (544,649)
Adjustments to reconcile net loss to net cash used in operating activities, net of effects of acquisitions:			
Depreciation	**19,670**	18,594	16,151
Amortization of intangible assets	**30,705**	32,322	20,769
In-process research and development	—	—	160,818
Impairment of marketable and non-marketable securities	**20,286**	—	13,423
Charges (credits) for provision for bad debts, net	**(2,192)**	(1,587)	4,475
Charges (credits) for inventory provisions, net	**(1,884)**	44,084	4,463
Deferred income taxes	**(792)**	—	256,041
Stock-based compensation	**44,945**	14,340	9,616
Decrease (increase) in fair value of derivative instruments	**16,666**	(7,147)	98,955
Losses (earnings) of equity method investments	**8,164**	10,642	(14,422)
Gain on cancellation of supply agreement	**(17,500)**	—	—
Gain on sales of equity securities, investments and other assets	**(5,659)**	(91,264)	(24,071)
Other items, net	**(4,013)**	(4,588)	4,554
Changes in assets and liabilities:			
Receivables	**(33,593)**	99,535	(17,782)
Inventories	**(576)**	57,786	(66,401)
Accounts payable	**2,774**	(33,249)	43,453
Agere patent litigation settlement	—	(8,000)	—
Special charges and other restructuring related items	**(19,928)**	(14,953)	6,839
Accrued expenses and other current liabilities	**5,333**	(4,973)	1,474
Other, net	**(8,140)**	4,690	(4,719)
Net cash used in operating activities	**(68,325)**	(59,758)	(31,013)
Cash flows from investing activities			
Restricted cash	**(8,800)**	—	—
Purchases of marketable debt securities	**(93,646)**	(49,628)	(74,586)
Proceeds from sales and maturities of marketable debt securities	**146,219**	68,985	114,323
Purchases of equity securities	**(2,454)**	(2,817)	(3,015)
Proceeds from sale of equity securities and other assets	**6,343**	97,244	57,236
Purchases of property, plant and equipment	**(33,484)**	(21,791)	(17,563)
Net proceeds from purchase and sale-leaseback of facility	—	49,014	—
Payments for acquisitions, net of cash received	**(11,531)**	(18,817)	20,752
Payment of acquisition related costs	—	—	(30,196)
Net cash provided by investing activities	**2,647**	122,190	66,951
Cash flows from financing activities			
Proceeds from short-term debt, net of expenses of $1,541	**78,459**	—	—
Proceeds from long-term debt, net of expenses of $6,417	**243,583**	—	—
Repurchases and retirements of long-term debt	**(254,684)**	—	—
Proceeds from issuance of common stock	**21,050**	1,045	24,559
Repayment of notes receivable from stock sales	**192**	196	2,348
Net cash provided by financing activities	**88,600**	1,241	26,907
Net increase in cash and cash equivalents	**22,922**	63,673	62,845
Cash and cash equivalents at beginning of year	**202,704**	139,031	76,186
Cash and cash equivalents at end of year	**$ 225,626**	$ 202,704	$ 139,031

See accompanying notes to consolidated financial statements.

CONEXANT SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS

(in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit
Balance at October 3, 2003	276,134	$ 2,761	$ 3,506,070	$ (3,332,527)
Net loss	—	—	—	(544,649)
Currency translation adjustment	—	—	—	—
Change in unrealized gains on available-for-sale securities	—	—	—	—
Minimum pension liability adjustment	—	—	—	—
Comprehensive loss				
Purchase acquisitions	180,553	1,805	1,108,138	—
Issuance of common stock	12,754	128	32,859	—
Interest earned on notes receivable	—	—	—	—
Settlement of notes receivable	—	—	—	—
Tax benefits from stock plans	—	—	462	—
Stock option modifications	—	—	796	—
Employee stock-based compensation expense	—	—	—	—
Balance at October 1, 2004	469,441	4,694	4,648,325	(3,877,176)
Net loss	—	—	—	(175,990)
Currency translation adjustment	—	—	—	—
Reclassification adjustment for realized gains on available-for-sale securities included in net loss	—	—	—	—
Change in unrealized losses on available-for-sale securities	—	—	—	—
Minimum pension liability adjustment	—	—	—	—
Comprehensive loss				
Purchase acquisitions	—	—	—	—
Issuance of common stock	5,242	53	6,962	—
Interest earned on notes receivable	—	—	—	—
Settlement of notes receivable	—	—	—	—
Stock option modifications	—	—	2,614	—
Employee stock-based compensation expense	—	—	—	—
Balance at September 30, 2005	474,683	4,747	4,657,901	(4,053,166)
Net loss	—	—	—	(122,591)
Currency translation adjustment	—	—	—	—
Change in unrealized gain on foreign currency forward hedge contracts	—	—	—	—
Impairment of marketable securities	—	—	—	—
Change in unrealized losses on available-for-sale securities	—	—	—	—
Minimum pension liability adjustment	—	—	—	—
Comprehensive loss				
Cumulative effect of change in accounting principle (Note 1)	—	—	(20,691)	—
Issuance of common stock	11,799	119	21,505	—
Purchase of treasury stock	—	—	—	—
Interest earned on notes receivable	—	—	—	—
Settlement of notes receivable	—	—	—	—
Payment of acquisition-related share price guarantee	—	—	(4,631)	—
Employee stock-based compensation expense	—	—	44,945	—
Balance at September 29, 2006	486,482	$ 4,866	$ 4,699,029	$ (4,175,757)

See accompanying notes to consolidated financial statements.

Accumulated Other Comprehensive Income (Loss)	Notes Receivable from Stock Sales	Treasury Stock	Unearned Compensation	Total Shareholders' Equity
$ (9,496)	$ —	$ —	$ (42)	$ 166,766
—	—	—	—	(544,649)
(183)	—	—	—	(183)
90,551	—	—	—	90,551
1,679	—	—	—	1,679
				(452,602)
—	(2,469)	(4,778)	(30,948)	1,071,748
—	—	—	—	32,987
—	(39)	—	—	(39)
—	1,932	(806)	—	1,126
—	—	—	—	462
—	—	—	—	796
—	—	—	7,143	7,143
82,551	(576)	(5,584)	(23,847)	828,387
—	—	—	—	(175,990)
(214)	—	—	—	(214)
(85,290)	—	—	—	(85,290)
(16,886)	—	—	—	(16,886)
(2,173)	—	—	—	(2,173)
				(280,553)
—	—	—	(692)	(692)
—	—	—	—	7,015
—	(20)	—	—	(20)
—	292	—	—	292
—	—	—	—	2,614
—	—	—	12,050	12,050
(22,012)	(304)	(5,584)	(12,489)	569,093
—	—	—	—	(122,591)
(376)	—	—	—	(376)
180	—	—	—	180
18,870	—	—	—	18,870
(11,007)	—	—	—	(11,007)
(2,249)	—	—	—	2,249
				(112,675)
—	—	—	12,489	(8,202)
—	—	—	—	21,624
—	—	(239)	—	(239)
—	(9)	—	—	(9)
—	192	—	—	192
—	—	—	—	(4,631)
—	—	—	—	44,945
$ (12,096)	$ (121)	$ (5,823)	$ —	$ 510,098

1. Basis of Presentation and Significant Accounting Policies

Conexant Systems, Inc. (Conexant or the Company) designs, develops and sells semiconductor system solutions, comprised of semiconductor devices, software and reference designs, for use in broadband communications applications that enable high-speed transmission, processing and distribution of audio, video, voice and data to, and throughout, homes and business enterprises worldwide. The Company's access solutions connect people through personal communications access products, such as personal computers (PCs) and television set-top boxes (STBs), to audio, video, voice and data services over wireless and wire line broadband connections, as well as over dial-up Internet connections. The Company's central office solutions are used by service providers to deliver high-speed audio, video, voice and data services over copper telephone lines and fiber optic networks to homes and businesses around the world. In addition, the Company's media processing products enable the capture, display, storage, playback and transfer of audio and video content in applications throughout home and small office environments. These solutions enable broadband connections and network content to be shared throughout a home or small office-home office environment using a variety of communications devices, which the Company describes as the broadband digital home.

The Company has many years of operating history in the communications semiconductor business, including as part of the semiconductor systems business of Rockwell International Corporation (now Rockwell Automation, Inc.), and has been an independent public company since January 1999, following its spin-off from Rockwell.

On February 27, 2004, the Company completed its merger with GlobespanVirata, Inc. (GlobespanVirata) with GlobespanVirata becoming a wholly-owned subsidiary of the Company. For accounting purposes, the transaction was accounted for under the purchase method of accounting with the Company as the acquiror. In exchange for 100% of the outstanding shares of common stock of GlobespanVirata (approximately 150.7 million shares), Conexant issued 1.198 shares of its common stock for each share of GlobespanVirata common stock outstanding (or approximately 180.6 million shares of Conexant common stock) and each outstanding option and warrant to purchase GlobespanVirata common stock was adjusted and converted into an option or warrant to purchase Conexant common stock based on the 1.198 merger ratio (or approximately 43.6 million options to purchase shares of Conexant common stock). In May 2004, the GlobespanVirata, Inc. subsidiary was renamed Conexant, Inc., and hereinafter will be referred to as Conexant, Inc. The financial information contained herein includes the results of operations of GlobespanVirata since February 28, 2004, following the completion of the merger.

Liquidity

As of September 29, 2006, the Company had a total of $706.5 million aggregate principal amount of convertible subordinated notes outstanding, of which $456.5 million is due in February 2007 and $250.0 million is due in March 2026. The conversion price of the notes due in February 2007 is substantially higher than the current market value of the Company's common stock. The Company also has an $80.0 million credit facility with a bank, under which it had borrowed $80.0 million as of September 29, 2006. This credit facility had an initial term of 364 days, and in November 2006, the term of the credit facility was extended through November 28, 2007. The facility remains subject to additional 364-day renewal periods at the discretion of the bank.

On November 13, 2006, the Company issued $275.0 million aggregate principal amount of floating rate senior secured notes due November 2010. Proceeds from this issuance, net of fees, were approximately $268.1 million. These notes bear interest at three-month LIBOR (reset quarterly) plus 3.75%, and interest is payable in arrears quarterly on each February 15, May 15, August 15 and November 15, beginning on February 15, 2007. The Company intends to use the net proceeds of this offering, together with available cash, cash equivalents and marketable securities on hand, to repay at maturity or otherwise retire its outstanding $456.5 million aggregate principal amount of convertible subordinated notes due February 2007. As a result, the Company has classified $268.1 million of its convertible subordinated notes due February 2007 as long-term debt on the accompanying consolidated balance sheet as of September 29, 2006, in accordance with Statement of Financial Accounting Standards (SFAS) No. 6, "Classification of Short-Term Obligations Expected to Be Refinanced." The Company's working capital was $127.6 million as of September 29, 2006.

The Company believes that its existing sources of liquidity, including the net proceeds from the issuance of the floating rate senior secured notes discussed above, together with cash expected to be generated from product sales, will be sufficient to fund its operations, research and development, anticipated capital expenditures and working capital, including the current portion of its convertible subordinated notes, through at least September 28, 2007.

Basis of Presentation
The consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States of America, include the accounts of the Company and each of its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year
The Company's fiscal year is the 52- or 53-week period ending on the Friday closest to September 30. Fiscal years 2006, 2005 and 2004 were 52-week years and ended on September 29, 2006, September 30, 2005 and October 1, 2004, respectively.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Among the significant estimates affecting the consolidated financial statements are those related to business combinations, revenue recognition, allowance for doubtful accounts, inventories, long-lived assets (including goodwill and intangible assets), deferred income taxes, valuation of warrants, valuation of equity securities, stock-based compensation, restructuring charges and litigation. On an on-going basis, management reviews its estimates based upon currently available information. Actual results could differ materially from those estimates.

Revenue Recognition
The Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the sales price and terms are fixed and determinable, and (iv) collection of the receivable is reasonably assured. These terms are typically met upon shipment of product to the customer, except for certain distributors who have unlimited contractual rights of return or for whom the contractual terms were not enforced, or when significant vendor obligations exist. Revenue with respect to sales to distributors with unlimited rights of return or for whom contractual terms were not enforced is deferred until the purchased products are sold by the distributor to a third party. Revenue with respect to sales to customers to whom the Company has significant obligations after delivery is deferred until all significant obligations have been completed. The majority of the Company's distributors have limited stock rotation rights, which allow them to rotate up to 10% of product in their inventory two times a year. The Company recognizes revenue to these distributors upon shipment of product to the distributor, as the stock rotation rights are limited and the Company believes that it has the ability to reasonably estimate and establish allowances for expected product returns in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists." Development revenue is recognized when services are performed and was not significant for any periods presented.

The Company has many distributor customers for whom revenue is recognized upon its shipment of product to them, as the contractual terms provide for no or limited rights of return. During the three months ended December 31, 2004, the Company determined that it was unable to enforce its contractual terms with three distribution customers. As a result, from October 1, 2004, the Company has deferred the recognition of revenue on sales to these three distributors until the purchased products are sold by the distributors to a third party. At September 29, 2006 and September 30, 2005, deferred revenue related to sales to distributors was $6.7 million and $8.2 million, respectively. As of September 29, 2006, the Company also has deferred revenue of $6.6 million related to shipments of products for which the Company has on-going performance obligations. Deferred revenue is included in other current liabilities on the accompanying consolidated balance sheets.

Shipping and Handling
In accordance with Emerging Issues Task Force (EITF) Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," the Company includes shipping and handling fees billed to customers in net revenues. Amounts incurred by the Company for freight are included in cost of goods sold.

Cash and Cash Equivalents
The Company considers all highly liquid investments with insignificant interest rate risk and original maturities of three months or less from the date of purchase to be cash equivalents. The carrying amounts of cash and cash equivalents approximate their fair values.

Marketable Securities
The Company's marketable securities are classified as available-for-sale and are reported at fair value on the accompanying consolidated balance sheets. Unrealized gains and losses are reported in accumulated other comprehensive income (loss), a

component of shareholders' equity, on the Company's consolidated balance sheets. Realized gains and losses and declines in value deemed to be other-than-temporary are included in other expense (income), net in the accompanying consolidated statements of operations. In determining whether a decline in value is other-than-temporary, the Company evaluates, among other factors, (i) the duration and extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer and (iii) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. The Company does not hold any securities for speculative or trading purposes. See Note 4 for further information regarding marketable securities and Note 12 for information regarding other-than-temporary impairment charges recorded during fiscal 2006.

Beginning in March 2006, the Company considers its available-for-sale portfolio as available for use in its current operations. Accordingly, the Company has classified all marketable securities as short-term, even though the stated maturity dates may be more than one year beyond the current balance sheet date. Prior to March 2006, short-term marketable securities consisted of debt securities with remaining maturity dates of one year or less and equity securities of publicly-traded companies, and long-term marketable securities consisted of debt securities with remaining maturity dates of greater than one year.

Restricted Cash
Restricted cash represents a contractual cash requirement to collateralize a consolidated subsidiary's obligations under an $80.0 million secured credit facility with a bank. See Note 7 for further information regarding the credit facility.

Inventories
Inventories are stated at the lower of cost or market. Cost is computed using the average cost method on a currently adjusted standard basis (which approximates actual cost) and market is based upon estimated net realizable value. The valuation of inventories at the lower of cost or market requires the use of estimates as to the amounts of current inventories that will be sold and the estimated average selling price. These estimates are dependent on the Company's assessment of current and expected orders from its customers, and orders generally are subject to cancellation with limited advance notice prior to shipment. See Note 5 for further information regarding inventories.

Property, Plant and Equipment
Property, plant and equipment are stated at cost. Depreciation is based on estimated useful lives (principally 10 to 27 years for buildings and improvements, 3 to 5 years for machinery and equipment, and the shorter of the remaining lease terms or the estimated useful lives of the improvements for land and leasehold improvements). Maintenance and repairs are charged to expense. See Note 5 for further information regarding property, plant and equipment.

Investments
The Company accounts for non-marketable investments using the equity method of accounting if the investment gives the Company the ability to exercise significant influence over, but not control, an investee. Significant influence generally exists if the Company has an ownership interest representing between 20% and 50% of the voting stock of the investee. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company's proportionate share of earnings or losses and distributions. The Company records its share of the investees' earnings or losses in other expense (income), net in the accompanying consolidated statements of operations. Additional investments by other parties in the investee will result in a reduction in the Company's ownership interest, and the resulting gain or loss will be recorded in other expense (income), net in the consolidated statements of operations. Where the Company is unable to exercise significant influence over the investee, investments are accounted for under the cost method. Under the cost method, investments are carried at cost and adjusted only for other-than-temporary declines in fair value, distributions of earnings or additional investments. See Note 12 for information regarding other-than-temporary impairment charges recorded during fiscal 2006 and 2004.

Long-Lived Assets
Long-lived assets, including fixed assets and intangible assets (other than goodwill), are continually monitored and are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Estimates of undiscounted cash flows may differ from

actual cash flows due to, among other things, technological changes, economic conditions, changes to the business model or changes in operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, an impairment loss will be recognized, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined using available market data, comparable asset quotes and/or discounted cash flow models. See Note 11 for information regarding impairment charges for long-lived assets recorded during fiscal 2005 and 2004. Asset impairment charges during fiscal 2006 were not significant.

Goodwill is tested for impairment on an annual basis and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. Goodwill impairment testing is a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, and the second step of the impairment test would be unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test must be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss must be recognized in an amount equal to that excess. Goodwill impairment testing requires significant judgment and management estimates, including, but not limited to, the determination of (i) the number of reporting units, (ii) the goodwill and other assets and liabilities to be allocated to the reporting units and (iii) the fair values of the reporting units. The estimates and assumptions described above, along with other factors such as discount rates, will significantly affect the outcome of the impairment tests and the amounts of any resulting impairment losses. The Company performed its annual assessment of goodwill in the fourth quarter of fiscal 2006 and determined that no impairment of goodwill existed in any of its reporting units.

Foreign Currency Translation and Remeasurement

The Company's foreign operations are subject to exchange rate fluctuations and foreign currency transaction costs. The functional currency of the Company's principal foreign subsidiaries is the local currency. Assets and liabilities denominated in foreign functional currencies are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates and income and expense items are translated at the average exchange rates prevailing during the period. The resulting foreign currency translation adjustments are included in accumulated other comprehensive income (loss). For the remainder of the Company's foreign subsidiaries, the functional currency is the U.S. dollar. Inventories, property, plant and equipment, cost of goods sold, and depreciation for those operations are remeasured from foreign currencies into U.S. dollars at historical exchange rates; other accounts are translated at current exchange rates. Gains and losses resulting from those remeasurements are included in earnings. Gains and losses resulting from foreign currency transactions are recognized currently in earnings.

Derivative Financial Instruments

The Company's derivative financial instruments as of September 29, 2006 principally consist of (i) the Company's warrant to purchase 30 million shares of Mindspeed Technologies, Inc. (Mindspeed) common stock and (ii) foreign currency forward exchange contracts. See Note 5 for information regarding the Mindspeed warrant.

The Company's foreign currency forward exchange contracts are used to hedge certain Indian Rupee-denominated forecasted transactions related to its research and development efforts in India. The foreign currency forward contracts used to hedge these exposures are reflected at their fair values on the accompanying balance sheets and meet the criteria for designation as foreign currency cash flow hedges. The criteria for designating a derivative as a hedge include that the hedging instrument should be highly effective in offsetting changes in the designated hedged item. The Company has determined that its non-deliverable foreign currency forward contracts to purchase Indian Rupees are highly effective in offsetting the variability in the U.S. Dollar forecasted cash transactions resulting from changes in the U.S. Dollar / Indian Rupee spot foreign exchange rate. For these derivatives, the gain or loss from the effective portion of the hedge is reported as a component of accumulated other comprehensive income (loss) on the accompanying balance sheets and is recognized in the statements of operations in the periods in which the hedged transaction affects operations, and within the same statement of operations line item as the impact of the hedged transaction. The gain or loss is recognized immediately in other expense (income), net in the statements of operations when a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified.

At September 29, 2006, the Company had outstanding foreign currency forward exchange contracts with a notional amount of 684.5 million Indian Rupees, approximately $14.6 million, maturing at various dates through July 2007. Based on the fair values of these contracts, the Company recorded a derivative asset of $0.3 million at September 29, 2006. During fiscal 2006, 2005, and 2004, there were no significant gains or losses recognized in the statements of operations for hedge ineffectiveness.

The Company may use other derivatives from time to time to manage its exposure to changes in interest rates, equity prices or other risks. The Company does not enter into derivative financial instruments for speculative or trading purposes.

Net Income (Loss) Per Share

Net income (loss) per share is computed in accordance with SFAS No. 128, "Earnings Per Share." Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding and potentially dilutive securities outstanding during the period. Potentially dilutive securities include stock options and warrants and shares of stock issuable upon conversion of the Company's convertible subordinated notes. The dilutive effect of stock options and warrants is computed under the treasury stock method, and the dilutive effect of convertible subordinated notes is computed using the if-converted method. Potentially dilutive securities are excluded from the computations of diluted net income (loss) per share if their effect would be antidilutive.

The following potentially dilutive securities have been excluded from the diluted net income (loss) per share calculations because their effect would have been antidilutive:

	Fiscal Year Ended		
(in thousands)	**2006**	**2005**	**2004**
Stock options and warrants	**8,880**	2,099	18,268
5.25% convertible subordinated notes due May 2006	**3,626**	5,840	3,482
4.25% convertible subordinated notes due May 2006	**4,289**	7,364	7,364
4.00% convertible subordinated notes due February 2007	**11,362**	12,137	12,137
4.00% convertible subordinated notes due March 2026	**27,109**	—	—
	55,266	27,440	41,251

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), "Share-Based Payment." This pronouncement amends SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123(R) requires that companies account for awards of equity instruments issued to employees under the fair value method of accounting and recognize such amounts in their statements of operations. The Company adopted SFAS No. 123(R) on October 1, 2005 using the modified prospective method and, accordingly, has not restated the consolidated statements of operations for prior interim periods or fiscal years. Under SFAS No. 123(R), the Company is required to measure compensation cost for all stock-based awards at fair value on the date of grant and recognize compensation expense in its consolidated statements of operations over the service period that the awards are expected to vest. As permitted under SFAS No. 123(R), the Company has elected to recognize compensation cost for all options with graded vesting granted on or after October 1, 2005 on a straight-line basis over the vesting period of the entire option. For options with graded vesting granted prior to October 1, 2005, the Company will continue to recognize compensation cost over the vesting period following the accelerated recognition method described in FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans," as if each underlying vesting date represented a separate option grant.

Prior to the adoption of SFAS No. 123(R), the Company accounted for employee stock-based compensation using the intrinsic value method in accordance with APB Opinion No. 25, as permitted by SFAS No. 123 and SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." Under the intrinsic value method, the difference between the market price on the date of grant and the exercise price is charged to the statement of operations over the vesting period. Prior to the adoption of SFAS No. 123(R), the Company recognized compensation cost only for stock options issued with exercise prices set below market prices on the date of grant, which consisted principally of stock options granted to replace stock options of acquired businesses, and provided the necessary pro forma disclosures required under SFAS No. 123.

During fiscal 2005 and 2004, the Company recognized compensation expense of $12.1 million and $7.1 million, respectively, for stock options under APB Opinion No. 25, which was charged to the consolidated statements of operations. For fiscal 2005 and 2004, had stock-based compensation been accounted for based on the estimated grant date fair values, as defined by SFAS No. 123, the Company's net loss and net loss per share would have been adjusted to the following pro forma amounts:

	Fiscal Year Ended	
(in thousands, except per share amounts)	**2005**	**2004**
Net loss, as reported	**$ (175,990)**	$ (544,649)
Add: stock-based compensation expense included in reported net loss, net of tax	**12,050**	7,143
Deduct: stock-based compensation expense determined under fair value method, net of tax	**(61,805)**	(57,068)
Net loss, pro forma	**$ (225,745)**	$ (594,574)
Net loss per share:		
Basic – as reported	**$ (0.37)**	$ (1.40)
Basic – pro forma	**$ (0.48)**	$ (1.53)
Diluted – as reported	**$ (0.37)**	$ (1.40)
Diluted – pro forma	**$ (0.48)**	$ (1.53)

Under SFAS No. 123(R), the Company now records in its consolidated statements of operations (i) compensation cost for options granted, modified, repurchased or cancelled on or after October 1, 2005 under the provisions of SFAS No. 123(R) and (ii) compensation cost for the unvested portion of options granted prior to October 1, 2005 over their remaining vesting periods using the fair value amounts previously measured under SFAS No. 123 for pro forma disclosure purposes. During fiscal 2006, the Company recognized compensation expense of $40.7 million for stock options and $4.2 for employee stock purchase plan awards in its consolidated statement of operations. Included in the compensation expense recognized during fiscal 2006 is $1.0 million of stock option modification charges relating to (i) the resignation of the Company's President pursuant to the terms of his employment agreement, as amended, and (ii) the resignation of one member of our Board of Directors. These modifications involved the extension of post-resignation exercise periods and an acceleration of vesting for the member of our Board of Directors. Under the transition provisions of SFAS No. 123(R), the Company recognized a cumulative effect of a change in accounting principle to reduce additional paid-in capital by $20.7 million in the accompanying consolidated statement of shareholders' equity and comprehensive loss, consisting of (i) the remaining $12.5 million deferred stock-based compensation balance as of October 1, 2005, primarily accounted for under APB Opinion No. 25, and (ii) the $8.2 million difference between the remaining $12.5 million deferred stock-based compensation balance as of October 1, 2005 for the options issued in the Company's business combinations and the remaining unamortized grant-date fair value of these options, which also reduced goodwill.

Consistent with the valuation method for the disclosure-only provisions of SFAS No. 123, the Company uses the Black-Scholes-Merton model to value the compensation expense associated with stock-based awards under SFAS No. 123(R). In addition, forfeitures are estimated when recognizing compensation expense, and the estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of compensation expense to be recognized in future periods.

The following weighted average assumptions were used in the estimated grant date fair value calculations for stock options and employee stock purchase plan awards:

	Fiscal Year Ended		
	2006	**2005**	**2004**
Stock option plans:			
Expected dividend yield	**0%**	0%	0%
Expected stock price volatility	**76%**	85%	97%
Risk-free interest rate	**4.5%**	3.8%	3.3%
Average expected life (in years)	**5.25**	4.90	4.10
Stock purchase plan:			
Expected dividend yield	**0%**	0%	0%
Expected stock price volatility	**76%**	89%	97%
Risk-free interest rate	**4.4%**	4.1%	3.7%
Average expected life (in years)	**0.50**	0.50	0.50

The expected stock price volatility rates are based on the historical volatility of the Company's common stock. The risk-free interest rates are based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option or award. The average expected life represents the weighted average period of time that options or awards granted are expected to be outstanding, as calculated using the simplified method described in the Securities and Exchange Commission's Staff Accounting Bulletin No. 107.

Income Taxes

The provision for income taxes is determined in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized.

Concentrations

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, marketable securities, and trade accounts receivable. The Company invests its cash balances through high-credit quality financial institutions. The Company places its investments in investment-grade debt securities and limits its exposure to any one issuer. The Company's trade accounts receivable primarily are derived from sales to manufacturers of communications products, consumer products and personal computers and distributors. Management believes that credit risks on trade accounts receivable are moderated by the diversity of its products and end customers. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral, such as letters of credit and bank guarantees, whenever deemed necessary.

At September 29, 2006 and September 30, 2005, no customer accounted for more than 10% of the Company's accounts receivable. In fiscal 2006, 2005 and 2004, no customer accounted for 10% or more of net revenues.

Supplemental Cash Flow Information

Cash paid for interest was $37.6 million, $30.3 million and $26.9 million during fiscal 2006, 2005 and 2004, respectively. Net income taxes paid (refunds received) were $1.6 million, $2.1 million and $(14.9) million during fiscal 2006, 2005 and 2004, respectively.

Non-cash investing activities in fiscal 2006 consisted of (i) the purchase of $2.0 million of property and equipment from suppliers on account and (ii) an additional investment in Jazz Semiconductor, Inc. (Jazz) of $16.3 million obtained as a result of the termination of a wafer supply and services agreement (see Note 13). Other non-cash activities include certain business combinations (see Note 2).

Accumulated Other Comprehensive Income (Loss)
Other comprehensive income (loss) includes foreign currency translation adjustments, unrealized gains (losses) on marketable securities, unrealized gains (losses) on foreign currency forward exchange contracts, and minimum pension liability adjustments. The components of accumulated other comprehensive income (loss) are as follows:

(in thousands)	September 29, 2006	September 30, 2005
Foreign currency translation adjustments	$ (3,796)	$ (3,420)
Unrealized losses on marketable securities	(1,855)	(9,718)
Unrealized gains on foreign currency forward exchange contracts	180	—
Minimum pension liability adjustments	(6,625)	(8,874)
Accumulated other comprehensive loss	$ (12,096)	$ (22,012)

Business Enterprise Segments
The Company operates in one reportable operating segment, broadband communications. SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for the way that public business enterprises report information about operating segments in annual consolidated financial statements. Although the Company had four operating segments at September 29, 2006, under the aggregation criteria set forth in SFAS No. 131, it only operates in one reportable operating segment, broadband communications.

Under SFAS No. 131, two or more operating segments may be aggregated into a single operating segment for financial reporting purposes if aggregation is consistent with the objective and basic principles of SFAS No. 131, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

- the nature of products and services;
- the nature of the production processes;
- the type or class of customer for their products and services; and
- the methods used to distribute their products or provide their services.

The Company meets each of the aggregation criteria for the following reasons:

- the sale of semiconductor products is the only material source of revenue for each of the Company's four operating segments;
- the products sold by each of the Company's operating segments use the same standard manufacturing process;
- the products marketed by each of the Company's operating segments are sold to similar customers; and
- all of the Company's products are sold through its internal sales force and common distributors.

Because the Company meets each of the criteria set forth above and each of its operating segments has similar economic characteristics, the Company aggregates its results of operations in one reportable operating segment.

Recent Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS No. 158 requires company plan sponsors to display the net over- or under-funded position of a defined benefit postretirement plan as an asset or liability, with any unrecognized prior service costs, transition obligations or actuarial gains/losses reported as a component of other comprehensive income in shareholders' equity. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. The Company will adopt SFAS No. 158 as of the end of fiscal 2007. The Company is currently assessing the impact the adoption of SFAS No. 158 will have on its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the application of SFAS No. 157 may change current practice for some entities. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will adopt SFAS No. 157 in the first quarter of fiscal 2009. The Company is currently assessing the impact the adoption of SFAS No. 157 will have on its financial position and results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 108 on Quantifying Misstatements. SAB No. 108 requires companies to use both a balance sheet and an income statement approach when quantifying and evaluating the materiality of a misstatement, and contains guidance on correcting errors under the dual approach. SAB No. 108 also provides transition guidance for correcting errors existing in prior years. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006, with earlier application encouraged for any interim period of the first fiscal year ending after November 15, 2006, and filed after September 13, 2006. The Company is currently assessing the impact, if any, SAB 108 will have on its financial position and results of operations.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (FIN 48). This interpretation clarifies the application of SFAS No. 109, "Accounting for Income Taxes," by defining a criterion than an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements and also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, but earlier adoption is permitted. The Company will adopt FIN 48 no later than the first quarter of fiscal 2008. The Company is currently assessing the impact the adoption of FIN 48 will have on its financial position and results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140." SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired, issued or remeasured after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company will adopt SFAS No. 155 in the first quarter of fiscal 2007 and does not expect that the adoption will have a material impact on its financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," which replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS No. 154 applies to all voluntary changes in accounting principles and requires retrospective application (a term defined by the statement) to prior periods' financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS No. 154 is effective for fiscal years beginning after December 15, 2005. The Company will adopt SFAS No. 154 in the first quarter of fiscal 2007 and does not expect that the adoption will have a material impact on its financial position or results of operations.

2. Business Combinations

Fiscal 2005

Acquisition of Paxonet Communications, Inc.

In December 2004, the Company acquired all of the outstanding capital stock of Paxonet Communications, Inc. (Paxonet), a privately-held company headquartered in Fremont, California, with an engineering workforce primarily based in India. This acquisition was accounted for using the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations." The Company's statements of operations include the results of Paxonet from the date of acquisition.

The aggregate purchase price for this acquisition was $14.8 million. Of this purchase price, approximately $0.3 million was allocated to net tangible assets, approximately $0.7 million was allocated to unearned compensation representing the intrinsic value of unvested stock options exchanged in the transaction, approximately $1.4 million was allocated to identifiable intangible assets, and the remaining $12.4 million was allocated to goodwill. The identifiable intangible assets are being amortized on a straight-line basis over their useful lives of between two and eight years, with a weighted-average life of approximately six years.

Fiscal 2004

Acquisition of Amphion Semiconductor

In June 2004, the Company purchased all the outstanding capital stock of Amphion Semiconductor Limited (Amphion), a company located in Belfast, Northern Ireland specializing in developing video compression technology. The Company completed this strategic acquisition as a complement to existing products. The consideration for this purchase was $20.0 million in cash, 600,000 shares of common stock (valued at $6.0 million) and $0.4 million in transaction costs. Net tangible assets acquired were $2.4 million. The excess of the purchase price over the net tangible assets was assigned to developed technology of $4.2 million and $19.4 million to goodwill. The developed technology will be amortized on a straight-line basis over its useful life of five years.

Under the stock purchase agreement, the Company guaranteed the value of the 600,000 shares issued to the former Amphion shareholders for a defined period through June 29, 2006 (subject to certain conditions and elections). The guaranty was subject to adjustment for any stock split, stock dividend, recapitalization, merger or similar transaction. In the event that the market price of the Company's common stock did not equal or exceed $10.00 for at least five consecutive trading days during this period, the Company would be required to make an additional payment to former Amphion shareholders for the difference between the $10.00 and the market price per share of such shares as of specified dates. Because the Company's average closing stock price on the five days prior to June 29, 2006 did not equal or exceed $10.00, the Company paid $4.6 million to the former Amphion shareholders during fiscal 2006, which was recorded as a charge to additional paid-in capital in the accompanying consolidated statement of shareholders' equity and comprehensive loss.

Merger with GlobespanVirata, Inc.

On February 27, 2004, the Company completed its merger with GlobespanVirata, with GlobespanVirata becoming a wholly-owned subsidiary of the Company. In exchange for 100% of the outstanding shares of common stock of GlobespanVirata (approximately 150.7 million shares), the Company issued 1.198 shares of Conexant common stock for each share of GlobespanVirata common stock outstanding (or approximately 180.6 million shares of Conexant common stock) and each outstanding option and warrant to purchase GlobespanVirata common stock was adjusted and converted into an option or warrant to purchase Conexant common stock based on the 1.198 merger ratio (or approximately 43.6 million options and warrants to purchase shares of Conexant common stock). In May 2004, the GlobespanVirata, Inc. subsidiary was renamed Conexant, Inc., and hereinafter will be referred to as Conexant, Inc. The merger was accounted for as a purchase, and the operating results of the former GlobespanVirata have been included in the Company's operations from the closing date.

The purchase consideration is summarized as follows:

(in thousands)

Fair market value of Conexant common stock issued	$ 1,027,342
Fair value of Conexant common stock options issued	81,011
Transaction costs	12,900
Total purchase consideration	$ 1,121,253

The fair value of Conexant common stock and stock options issued of $1.1 billion has been allocated to common stock and additional paid-in capital. The fair market value of the 180.6 million shares of common stock issued was determined using a per share price of $5.69 (the average of the closing market prices of Conexant common stock on the day of the announcement of the merger, November 3, 2003, and on the three business days before and after the announcement date). In accordance with FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation", the $111.9 million fair value of the 43.6 million Conexant common stock options granted to replace the acquired common stock options was determined using a Black-Scholes-Merton option pricing model with the following assumptions: market price of $5.69 per share, volatility of 97%, risk-free rate of return of 3.2%, expected lives of 4.5 years and no dividend yield. Approximately $30.9 million in intrinsic value associated with the unvested stock options was allocated to unearned compensation and amortized to expense over the average remaining vesting period of approximately 2.6 years. A total of $11.9 and $7.1 million of this unearned compensation was recognized as an expense in fiscal 2005 and 2004, respectively. On October 1, 2005, the remaining unamortized unearned compensation balance was reversed against additional paid-in capital upon adoption of SFAS No. 123(R) (See Note 1).

In connection with the merger, the Company began to formulate a reorganization and restructuring plan (the Reorganization Plan). As a result of the Reorganization Plan, the Company recorded restructuring and asset impairment charges related to Conexant's operations of $14.6 million during the year ended October 1, 2004. These charges are included in Special Charges and Cost of Goods Sold in the consolidated statement of operations. Additionally, the Company initially recognized $14.8 million as liabilities assumed in the purchase business combination related to Conexant, Inc. facilities and involuntary employee terminations and relocations. A portion of the facilities liabilities represent adjustments to the fair market value rates of certain Conexant, Inc. leases due to a decline in the real estate market in certain geographic regions in which Conexant, Inc. had leased facilities. Subsequent to the merger, but prior to October 1, 2004, these liabilities were reduced by $3.3 million against the purchase price allocation (goodwill) for certain facilities related decisions and revised estimates of severance and relocation costs. These liabilities were included in the allocation of the purchase price in accordance with SFAS No. 141 and EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." The Reorganization Plan was complete as of September 30, 2005. See Note 11 for further information regarding the Company's reorganization and restructuring plans.

The following sets forth the Company's estimates of the fair values of the assets acquired and liabilities assumed in the merger as of October 1, 2004.

(in thousands)

Cash and cash equivalents	$ 42,515
Short-term and long-term investments	153,099
Accounts receivable	91,259
Inventories	73,281
Prepaids and other current assets	4,236
Property and equipment	46,883
Other long-term assets	20,600
Identifiable intangible assets	137,931
In-process research and development	160,818
Goodwill	632,403
Accounts payable	(41,580)
Accrued expenses	(78,048)
Accrued restructuring and reorganization liabilities	(11,465)
Long-term debt	(130,000)
Other long-term liabilities	(23,284)
Treasury stock	9,188
Notes receivable from stock sales	2,469
Unearned compensation	30,948
Net assets acquired	$ 1,121,253

Subsequent to October 1, 2004, adjustments to the amounts above have been made, primarily consisting of (i) the settlement of certain income tax contingencies with the taxing authorities in fiscal 2005 resulting in a $6.3 million reduction of the tax liability with a corresponding reduction to goodwill and (ii) an $8.2 million reduction to goodwill in fiscal 2006 upon adoption of SFAS No. 123(R) (See Note 1).

The excess of the purchase price over the fair value of the net tangible assets acquired has been reflected as identifiable intangible assets and goodwill. The identifiable intangible assets and respective useful lives are as follows:

(in thousands)

Product licenses (7 years)	$ 10,964
Trademark (7 years)	2,006
Developed technologies (2 – 7 years)	124,961
Total identifiable intangible assets	$ 137,931

The identifiable intangible assets were valued using the income approach and a discount rate of 18%. The developed technologies consist of eight products in the digital subscriber line (DSL) and wireless local area network (LAN) categories. Under the income approach, the fair value reflects the present value of the projected cash flows that are expected to be generated by the products incorporating the current technology. The type of income approach utilized for the trademark was the relief from royalty methodology, under which an estimate is made as to the appropriate royalty income that would be negotiated in an arm's length transaction if the subject intangible asset were licensed from an independent third-party owner.

These assets are being amortized on a straight-line basis over their estimated useful lives ranging from 2 to 7 years, with a weighted-average life of approximately six years. Amortization expense for these intangible assets was $26.9 million, $27.8 million and $16.6 million for fiscal 2006, 2005 and 2004, respectively.

A portion of the purchase price was allocated to in process research and development (IPR&D). IPR&D of $160.8 million was expensed upon completion of the merger (as a charge not deductible for tax purposes) as it was determined that the underlying products had not reached technological feasibility, had no alternative uses and successful development was uncertain. The Company identified and valued IPR&D projects relating to the development of DSL and wireless networking products. The DSL projects represented 70% of the total IPR&D acquired. The estimated costs to complete for the DSL and wireless networking projects were approximately $14.1 million and $6.2 million, respectively. The fair values assigned to these projects were based on the income approach and used projected cash flows which were discounted at a rate of 19%. The discount rate was derived from a weighted-average cost of capital analysis, adjusted upwards to reflect additional risks inherent in the development process, including the probability of achieving technological success and market acceptance. Each of the IPR&D projects was analyzed considering technological innovations, the existence and utilization of core technology, the complexity, costs and time to complete the remaining development efforts, and stage of completion. The discount rate reflects the stage of completion and other risks inherent in the projects. The material risks associated with the incomplete projects are the ability to complete the items within the outlined timeframes and within the allocated cost guidelines, and ultimately to sell the products to end-users. As of September 29, 2006, 85% of the DSL IPR&D projects were complete, 10% are expected to be completed in fiscal 2007, and 5% have been abandoned due to product roadmap and market changes. As of September 29, 2006, 75% of the wireless networking related IPR&D projects were complete and 25% were abandoned due to product roadmap and market changes.

3. Sales of Assets

Fiscal 2005

In March 2005, the Company completed the purchase and sale-leaseback of two buildings in Newport Beach, California. In August 2004, the Company exercised its approximate $60.0 million purchase option on these buildings under its then existing lease agreement. Concurrent with the payment of $60.0 million for the purchase option in March 2005, the Company sold the buildings to a third party for $110.0 million. Net cash proceeds from this transaction, after closing costs of approximately $1.0 million, were approximately $49.0 million. The deferred gain on the sale was $43.6 million, which includes a $5.4 million write-off of leasehold improvements and other property associated with these buildings.

The Company continues to occupy one of the buildings under a ten year lease expiring March 2015. The other building was leased back to the Company for a period of 39 months, and Mindspeed has subleased this building from the Company for the entire term of the lease. The net gain on the sale of $43.6 million has been deferred and is included in other long-term liabilities on the accompanying consolidated balance sheets, and will be recognized as a reduction to rent expense ratably over the terms of the respective leases. As of September 29, 2006, the unamortized deferred gain is $33.7 million, the future minimum lease payments on these buildings are $43.8 million, and the expected future sublease income from Mindspeed is $7.3 million.

In fiscal 2005, the Company sold its remaining common stock ownership in SiRF Technology Holdings, Inc. (SiRF), representing approximately 5.9 million shares, for net proceeds of $93.8 million, which resulted in a gain of $89.8 million.

Fiscal 2004

In fiscal 2004, the Company sold a portion of its common stock ownership in SiRF after SiRF's initial public offering in April 2004. The Company sold approximately 2.5 million shares in SiRF for net proceeds of $28.2 million, which resulted in a gain of $26.5 million.

In fiscal 2004, the Company sold several of its cost basis investments in early stage technology companies for cash of $5.9 million, with an additional $1.0 million that was held in escrow for potential buyer indemnity claims and was received in fiscal 2006. A total loss of $3.0 million was recognized on these sales. In addition, the Company sold a building for net cash proceeds totaling $22.8 million. A loss of $3.2 million was recognized on the sale.

4. Marketable Securities

Available-for-sale securities classified as current assets consist of the following:

(in thousands)	Cost or Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
September 29, 2006:				
Corporate debt securities	$ 22,719	$ 30	$ (29)	$ 22,720
U.S. government agency securities	60,777	134	(11)	60,900
Equity securities	34,068	—	(1,979)	32,089
	$ 117,564	$ 164	$ (2,019)	$ 115,709
September 30, 2005:				
Corporate debt securities	$ 37,974	$ —	$ (40)	$ 37,934
U.S. government agency securities	58,137	2	(171)	57,968
Equity securities	52,524	—	(9,120)	43,404
	$ 148,635	$ 2	$ (9,331)	$ 139,306

Available-for-sale securities classified as non-current assets consist of the following:

(in thousands)	Cost or Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
September 30, 2005:				
U.S. government agency securities	$ 15,964	$ —	$ (102)	$ 15,862
Corporate debt securities	22,910	—	(287)	22,623
	$ 38,874	$ —	$ (389)	$ 38,485

The Company's marketable equity securities at September 29, 2006 and September 30, 2005 consist of 6.2 million shares of Skyworks Solutions, Inc. (Skyworks) common stock. The Company's original cost basis in these shares was $8.49 per share, and the market values at September 29, 2006 and September 30, 2005, were $5.19 and $7.02 per share, respectively. At June 30, 2006, the market value of these securities had been less than the Company's cost basis for approximately one year. At that time, the Company had evaluated the near-term prospects of Skyworks in relation to the magnitude and duration of the impairment, as well as the Company's intent and ability to hold the shares for a reasonable period of time sufficient for a recovery of fair value. As a result of (i) the 19% decline in the fair value of the Skyworks shares between March 31, 2006 and June 30, 2006, (ii) the fact that the shares had been trading below the Company's cost basis for approximately one year, and (iii) the fact that, at that time, the Company could only reasonably expect to hold these shares until its $456.5 million principal amount of 4% convertible subordinated notes become due in February 2007, the Company considered these securities to be other-than-temporarily impaired at June 30, 2006. As a result, the Company recorded an impairment charge of $18.5 million in its consolidated statement of operations during the third quarter of fiscal 2006. This impairment charge was recognized by reclassifying the unrealized loss that was included in accumulated other comprehensive income (loss) on the Company's consolidated balance sheet. This charge permanently reduced the Company's basis in the Skyworks shares to $5.51 per share, which was the Skyworks closing share price on the Nasdaq National Market on June 30, 2006. Future changes in the fair value of the Skyworks shares will be recorded in accumulated other comprehensive income (loss) on the Company's consolidated balance sheet and will be subject to further other-than-temporary impairment reviews. The Company evaluated the decline in Skyworks' share price between June 30, 2006 and September 29, 2006 and determined that this decline was not other-than-temporary and thus, no further impairment charges were recorded.

The Company also evaluated its U.S. government agency and corporate debt securities and determined that certain of these investments were other-than-temporarily impaired during fiscal 2006. As a result, the Company recorded impairment charges totaling $0.4 million in its statements of operations during the third and fourth quarters of fiscal 2006.

The amortized cost and estimated fair value of U.S. government agency and corporate debt securities at September 29, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

(in thousands)	Amortized Cost	Fair Value
Due in 1 year or less	$ 77,516	$ 77,616
Due in 1 – 2 years	5,980	6,004
	$ 83,496	$ 83,620

5. Supplemental Balance Sheet Data

Inventories

Inventories consist of the following:

(in thousands)	September 29, 2006	September 30, 2005
Work-in-process	**$ 53,884**	$ 61,535
Finished goods	**43,576**	33,794
	$ 97,460	$ 95,329

At September 29, 2006 and September 30, 2005, inventories are net of excess and obsolete (E&O) inventory reserves of $36.6 million and $44.8 million, respectively. In addition, at September 29, 2006 and September 30, 2005, inventories are net of lower of cost or market (LCM) reserves of $1.8 million and $6.7 million, respectively.

Property, Plant and Equipment

Property, plant and equipment consist of the following:

(in thousands)	September 29, 2006	September 30, 2005
Land	**$ 1,960**	$ 1,973
Land and leasehold improvements	**9,683**	10,346
Buildings	**34,613**	34,610
Machinery and equipment	**151,100**	167,217
Construction in progress	**6,273**	2,825
	203,629	216,971
Accumulated depreciation and amortization	**(138,224)**	(166,271)
	$ 65,405	$ 50,700

Goodwill

The changes in the carrying amounts of goodwill were as follows:

	Fiscal Year Ended	
(in thousands)	2006	2005
Goodwill at beginning of period	**$ 717,013**	$ 708,544
Additions	**3,000**	16,097
Adjustments	**(9,223)**	(7,628)
Goodwill at end of period	**$ 710,790**	$ 717,013

During fiscal 2006, the Company recorded $3.0 million of additional goodwill related to an earn-out for a previous business combination. In fiscal 2006, the Company also recorded other adjustments to reduce goodwill by $9.2 million, primarily consisting of an $8.2 million adjustment upon the adoption of SFAS No. 123(R) (see Note 1).

During fiscal 2005, the Company recorded $12.4 million of goodwill related to its acquisition of Paxonet in December 2004 and $3.7 million of goodwill related to another business combination. In fiscal 2005, the Company also recorded other adjustments to reduce goodwill by $7.6 million. In the merger with GlobespanVirata, the Company acquired reserves for income tax contingencies for foreign income tax matters which arose due to items recorded in the income tax returns of the former GlobespanVirata subsidiaries. During fiscal 2005, certain of these income tax contingencies were settled with the taxing authorities, and as a result, the amount of the liability in excess of the settlement amount, or $6.3 million, was reduced with a corresponding reduction to goodwill. The remaining goodwill adjustments of $1.3 million in fiscal 2005 primarily relate to adjustments to the GlobespanVirata purchase price allocation with respect to restructuring and other facilities reserves.

Intangible Assets

Intangible assets consist of the following:

	September 29, 2006			September 30, 2005		
(in thousands)	**Gross Carrying Amount**	**Accumulated Amortization**	**Book Value**	**Gross Carrying Amount**	**Accumulated Amortization**	**Book Value**
Developed technology	**$ 138,883**	**$ (74,350)**	**$ 64,533**	$ 146,146	$ (54,133)	$ 92,013
Customer base	**4,660**	**(2,651)**	**2,009**	4,660	(1,781)	2,879
Other intangible assets	**15,724**	**(6,258)**	**9,466**	21,888	(10,071)	11,817
	$ 159,267	**$ (83,259)**	**$ 76,008**	$ 172,694	$ (65,985)	$ 106,709

Intangible assets are being amortized over a weighted-average period of approximately six years. Annual amortization expense is expected to be as follows:

	Fiscal Year Ending					
(in thousands)	**2007**	**2008**	**2009**	**2010**	**2011**	**Thereafter**
Amortization expense	$ 24,598	$ 24,130	$ 16,402	$ 9,914	$ 848	$ 116

Mindspeed Warrant

The Company has a warrant to purchase 30 million shares of Mindspeed common stock at an exercise price of $3.408 per share through June 2013. At September 29, 2006 and September 30, 2005, the market value of Mindspeed's common stock was $1.73 and $2.41 per share, respectively. The Company accounts for the Mindspeed warrant as a derivative instrument, and changes in the fair value of the warrant are included in other expense (income), net each period. At September 29, 2006 and September 30, 2005, the aggregate fair value of the Mindspeed warrant included on the accompanying consolidated balance sheets was $16.5 million and $33.1 million, respectively. At September 29, 2006, the warrant was valued using the Black-Scholes-Merton model with expected terms for portions of the warrant varying from 1 to 5 years, expected volatility of 77%, a weighted average risk-free interest rate of 4.68% and no dividend yield. The aggregate fair value of the warrant is reflected as a long-term asset on the accompanying consolidated balance sheets because the Company does not intend to liquidate any portion of the warrant in the next twelve months.

The valuation of this derivative instrument is subjective, and option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Changes in these assumptions can materially affect the fair value estimate. The Company could, at any point in time, ultimately realize amounts significantly different than the carrying value.

Other Assets

Other assets consist of the following:

(in thousands)	**September 29, 2006**	**September 30, 2005**
Investments	**$ 69,798**	$ 61,083
Other	**45,180**	35,117
	$ 114,978	$ 96,200

Investments consist of non-marketable equity interests in early stage technology companies of $14.2 million and the Company's investment in Jazz of $55.6 million (see Note 13).

Other Liabilities

Other liabilities consist of the following:

(in thousands)	September 29, 2006	September 30, 2005
Deferred gains on sale-leaseback transactions	$ 41,204	$ 48,557
Employee pension and other benefit plan liabilities	9,720	14,982
Restructuring and reorganization liabilities	14,581	16,940
Other	17,559	20,468
	$ 83,064	$ 100,947

6. Income Taxes

The components of the provision for income taxes are as follows:

	Fiscal Year Ended		
(in thousands)	2006	2005	2004
Current:			
United States	$ —	—	$ (12,890)
Foreign	3,555	1,842	1,565
State and local	129	480	198
Total current	3,684	2,322	(11,127)
Deferred:			
United States	—	—	254,286
Foreign	(792)	—	574
Total deferred	(792)	—	254,860
	$ 2,892	$ 2,322	$ 243,733

Deferred income tax assets and liabilities consist of the tax effects of temporary differences related to the following:

(in thousands)	September 29, 2006	September 30, 2005
Deferred tax assets:		
Investments	$ 78,137	$ 77,437
Intangible assets	150,349	161,251
Capitalized research and development	307,666	290,330
Net operating losses	453,237	428,362
Research and development and investment credits	154,870	149,366
Other, net	158,774	151,475
Valuation allowance	(1,240,546)	(1,192,971)
Total deferred tax assets	62,487	65,250
Deferred tax liabilities:		
Deferred state taxes	(61,695)	(65,250)
Total deferred tax liabilities	(61,695)	(65,250)
	$ 792	$ —

In assessing the realizability of deferred income tax assets, SFAS No. 109 establishes a more likely than not standard. If it is determined that it is more likely than not that deferred income tax assets will not be realized, a valuation allowance must be established against the deferred income tax assets. The ultimate realization of the assets is dependent on the generation of future taxable income during the periods in which the associated temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies when making this assessment.

SFAS No. 109 further states that forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as cumulative losses in recent years. As a result of the Company's cumulative losses, the Company concluded that a full valuation allowance was required as of October 1, 2004. In fiscal 2006, certain foreign operations did not require a valuation allowance and a $0.8 million net deferred tax asset was recorded.

The valuation allowance increased $47.6 million during fiscal 2006, which includes $6.0 million of acquired deferred income tax assets and a reversal of $4.7 million of deferred tax liabilities related to the adoption of SFAS No. 123(R). The deferred income tax assets at September 29, 2006 include $424.1 million of deferred income tax assets acquired in the merger with GlobespanVirata, Inc. and $17.9 million of deferred income tax assets resulting from the exercise of stock options. To the extent the Company recognizes a future benefit from net deferred income tax assets acquired in the GlobespanVirata merger, the benefit will be recorded to goodwill. To the extent the Company obtains an income tax benefit for the net operating losses attributable to the stock option exercises, such amounts will be recorded to shareholders' equity.

As of September 29, 2006, the Company has U.S. Federal net operating loss carryforwards of approximately $1.2 billion that expire at various dates through 2026 and aggregate state net operating loss carryforwards of approximately $520.5 million that expire at various dates through 2016. The Company also has U.S. Federal and state income tax credit carryforwards of approximately $76.5 million and $78.3 million, respectively. The U.S. Federal credits expire at various dates through 2026. The state credit carryforwards include California Manufacturer's Investment Credits of approximately $17.0 million that expire at various dates through 2011, while the remaining state credits have no expiration date.

Tax benefits from the exercise of stock options (including payments received from former affiliated companies, primarily Rockwell and Boeing, under tax allocation agreements) totaling $0.5 million for fiscal 2004 were credited directly to shareholders' equity.

During 2005, the Company and Rockwell received California sales tax refunds totaling $11.9 million that were received in lieu of claiming California Manufacturer's Investment Credits generated by the Company prior to its spin-off from Rockwell. Pursuant to the tax allocation agreement between the two companies, Rockwell and Conexant retained $10.6 million and $1.3 million, respectively, of these sales tax refunds.

A reconciliation of income taxes computed at the U.S. Federal statutory income tax rate to the provision for income taxes is as follows:

	Fiscal Year Ended		
(in thousands)	**2006**	**2005**	**2004**
U.S. Federal statutory tax at 35%	**$ (41,895)**	$ (60,784)	$ (105,321)
State taxes, net of federal effect	**4,533**	(7,102)	(8,567)
U.S. and foreign income taxes on foreign earnings	**2,411**	5,834	(3,874)
Research and development credits	**(1,715)**	(8,014)	(9,682)
In-process research and development	**—**	—	56,286
Valuation allowance	**36,914**	74,287	314,569
Stock options	**3,386**	—	—
Other	**(742)**	(1,899)	322
Provision for income taxes	**$ 2,892**	$ 2,322	$ 243,733

The rate reconciliation above reflects a $15.5 million increase in state taxes due to a change in the Company's effective state tax rate from 5% to 4%. The offset is in the valuation allowance.

Loss before income taxes consists of the following components:

	Fiscal Year Ended		
(in thousands)	**2006**	**2005**	**2004**
United States	**$ (128,982)**	$ (174,229)	$ (318,097)
Foreign	**9,283**	561	17,181
	$ (119,699)	$ (173,668)	$ (300,916)

Certain of the Company's foreign income tax returns for the years 2001 through 2002 are currently under examination.

Management believes that adequate provision for income taxes has been made for all years, and the results of the examinations will not have a material impact on the Company's financial position, cash flows or results of operations.

No provision has been made for U.S. Federal, state or additional foreign income taxes which would be due upon the actual or deemed distribution of approximately $2.4 million and $21.0 million of undistributed earnings of foreign subsidiaries as of September 29, 2006 and September 30, 2005, respectively, which have been or are intended to be permanently reinvested.

7. Debt

Short-Term Debt

On November 29, 2005, the Company established an accounts receivable financing facility whereby it will sell, from time to time, certain accounts receivable to Conexant USA, LLC (Conexant USA), a special purpose entity which is a consolidated subsidiary of the Company. Under the terms of the Company's agreements with Conexant USA, the Company retains the responsibility to service and collect accounts receivable sold to Conexant USA and receives a weekly fee from Conexant USA for handling administrative matters which is equal to 1.0%, on a per annum basis, of the uncollected value of the accounts receivable.

Concurrent with the Company's agreements with Conexant USA, Conexant USA entered into an $80.0 million revolving credit agreement with a bank which is secured by the assets of Conexant USA. This credit agreement has a term of 364 days, with 364-day renewal periods at the discretion of the bank. Conexant USA is required to maintain certain minimum amounts on deposit (restricted cash) with the bank during the term of the credit agreement. Borrowings under the credit agreement, which cannot exceed the lesser of $80.0 million and 85% of the uncollected value of purchased accounts receivable that are eligible for coverage under an insurance policy for the receivables, will bear interest equal to the 7-day LIBOR (reset quarterly) plus 0.6%. Additionally, Conexant USA will pay a fee of 0.2% per annum for the unused portion of the line of credit.

The credit agreement requires the Company and its consolidated subsidiaries to maintain minimum levels of shareholders' equity and cash and cash equivalents. Further, any failure by the Company or Conexant USA to pay their respective debts as they become due would allow the bank to terminate the credit agreement and cause all borrowings under the credit agreement to immediately become due and payable. At September 29, 2006, Conexant USA had $8.8 million of restricted cash and $74.1 million of accounts receivable, both of which serve as collateral under the credit agreement. At September 29, 2006, Conexant USA had borrowed $80.0 million under this credit agreement and the Company was in compliance with all financial covenants.

Long-Term Debt

Long-term debt consists of the following:

(in thousands)	**September 29, 2006**	**September 30, 2005**
5.25% convertible subordinated notes due May 2006 with a conversion price of $22.26	$ —	$ 130,000
4.25% convertible subordinated notes due May 2006 with a conversion price of $9.08	—	66,825
4.00% convertible subordinated notes due February 2007 with a conversion price of $42.43	**456,500**	515,000
4.00% convertible subordinated notes due March 2026 with a conversion price of $4.92	**250,000**	—
Total	**706,500**	711,825
Less: current portion of long-term debt	**(188,375)**	(196,825)
Long-term debt	**$ 518,125**	$ 515,000

In May 2006, the Company retired $130.0 million principal amount of its 5.25% convertible subordinated notes and $66.8 million principal amount of its 4.25% convertible subordinated notes as they became due. In March 2006, the Company purchased $58.5 million principal amount of its 4.00% convertible subordinated notes due February 2007 at prevailing market prices, resulting in a gain on the extinguishment of debt of $0.4 million, net of the write-off of associated deferred debt issuance costs of $0.2 million. This gain is included in other expense (income), net in the accompanying consolidated statement of operations for fiscal 2006.

In March 2006, the Company issued $200.0 million principal amount of 4.00% convertible subordinated notes due March 2026 and, in May 2006, the initial purchaser of the notes exercised its option to purchase an additional $50.0 million principal amount of the 4.00% convertible subordinated notes due March 2026. Total proceeds to the Company from these issuances, net of issuance costs, were $243.6 million. The notes are general unsecured obligations of the Company. Interest on the notes is payable in arrears semiannually on each March 1 and September 1, beginning on September 1, 2006. The notes are convertible, at the option of the holder upon satisfaction of certain conditions, into shares of the Company's common stock at a conversion price of $4.92 per share, subject to adjustment for certain events. Upon conversion, the Company has the right to deliver, in lieu of common stock, cash or a combination of cash and common stock. Beginning on March 1, 2011, the notes may be redeemed at the Company's option at a price equal to 100% of the principal amount, plus any accrued and unpaid interest. Holders may require the Company to repurchase, for cash, all or part of their notes on March 1, 2011, March 1, 2016 and March 1, 2021 at a price of 100% of the principal amount, plus any accrued and unpaid interest.

In February 2000, the Company issued $650.0 million principal amount of its 4.00% convertible subordinated notes due February 2007 for proceeds, net of issuance costs, of approximately $631.0 million. The notes are general unsecured obligations of the Company. Interest on the notes is payable in arrears semiannually on each February 1 and August 1. The notes are convertible, at the option of the holder, at any time prior to redemption or maturity into shares of the Company's common stock at a conversion price of $42.43 per share, subject to adjustment for certain events. The notes may be redeemed at the Company's option at a declining premium to par. During fiscal 2001, 2003 and 2006, the Company purchased $35.0 million, $100.0 million and $58.5 million, respectively, principal amount of its 4.00% convertible subordinated notes at prevailing market prices.

At September 29, 2006, the fair value of the convertible subordinated notes (based on quoted market prices) was approximately $669.1 million compared to their carrying value of $706.5 million.

On November 13, 2006, the Company issued $275.0 million aggregate principal amount of floating rate senior secured notes due November 2010. Proceeds from this issuance, net of fees, were approximately $268.1 million. These notes bear interest at three-month LIBOR (reset quarterly) plus 3.75%, and interest is payable in arrears quarterly on each February 15, May 15, August 15 and November 15, beginning on February 15, 2007. The Company intends to use the net proceeds of this offering, together with available cash, cash equivalents and marketable securities on hand, to repay at maturity or otherwise retire its outstanding $456.5 million aggregate principal amount of convertible subordinated notes due February 2007. Because the net proceeds from this offering of approximately $268.1 million will be used to repay at maturity a portion of the convertible subordinated notes due February 2007, $268.1 million of the $456.5 million convertible subordinated notes has been classified as long-term debt on the Company's consolidated balance sheet as of September 29, 2006, in accordance with SFAS No. 6, "Classification of Short-Term Obligations Expected to Be Refinanced." These notes rank equally in right of payment with all of the Company's existing and future senior debt and senior to all of its existing and future subordinated debt. The notes are guaranteed by certain of the Company's U.S. subsidiaries (the Subsidiary Guarantors). The guarantees rank equally in right of payment with all of the Subsidiary Guarantors' existing and future senior debt and senior to all of the Subsidiary Guarantors' existing and future subordinated debt. The notes and guarantees (and certain hedging obligations that may be entered into with respect thereto) are secured by first-priority liens, subject to permitted liens, on substantially all of the Company's and the Subsidiary Guarantors' assets (other than accounts receivable and proceeds therefrom and subject to certain exceptions), including, but not limited to, the intellectual property, owned real property, plant and equipment now owned or hereafter acquired by the Company and the Subsidiary Guarantors.

8. Commitments and Contingencies

Lease Commitments

The Company leases certain facilities and equipment under non-cancelable operating leases which expire at various dates through 2021 and contain various provisions for rental adjustments including, in certain cases, adjustments based on increases in the Consumer Price Index. The leases generally contain renewal provisions for varying periods of time. Rental expense under operating leases was approximately $15.8 million, $21.1 million and $21.3 million during fiscal 2006, 2005 and 2004, respectively.

At September 29, 2006, future minimum lease payments, net of sublease income, under non-cancelable operating leases were as follows:

(in thousands) Fiscal Year Ending	Lease Payments	Sublease Income	Net Obligation
2007	$ 29,848	$ (7,807)	$ 22,041
2008	24,448	(6,437)	18,011
2009	16,900	(2,730)	14,170
2010	16,135	(2,762)	13,373
2011	14,068	(2,022)	12,046
Thereafter	63,036	(5,489)	57,547
Total future minimum lease payments	$ 164,435	$ (27,247)	$ 137,188

The summary of future minimum lease payments includes an aggregate gross amount of $60.8 million of lease obligations that principally expire through fiscal 2021, which have been accrued for in connection with the Company's reorganization and restructuring actions (see Note 11) and previous actions taken by GlobespanVirata, Inc. prior to its merger with the Company in February 2004.

At September 29, 2006, the Company is contingently liable for approximately $4.8 million in operating lease commitments on facility leases that were assigned to Mindspeed and Skyworks at the time of their separation from the Company.

Legal Matters — Certain claims have been asserted against the Company, including claims alleging the use of the intellectual property rights of others in certain of the Company's products. The resolution of these matters may entail the negotiation of a license agreement, a settlement, or the adjudication of such claims through arbitration or litigation. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably for the Company. Many intellectual property disputes have a risk of injunctive relief and there can be no assurance that a license will be granted. Injunctive relief could have a material adverse effect on the financial condition or results of operations of the Company. Based on its evaluation of matters which are pending or asserted and taking into account the Company's reserves for such matters, management believes the disposition of such matters will not have a material adverse effect on the Company's financial condition, results of operations, or cash flows.

IPO Litigation — In November 2001, Collegeware Asset Management, LP, on behalf of itself and a putative class of persons who purchased the common stock of GlobeSpan, Inc. (GlobeSpan, Inc. later became GlobespanVirata, Inc., and is now the Company's Conexant, Inc. subsidiary) between June 23, 1999 and December 6, 2000, filed a complaint in the U.S. District Court for the Southern District of New York alleging violations of federal securities laws by the underwriters of GlobeSpan, Inc.'s initial and secondary public offerings as well as by certain GlobeSpan, Inc. officers and directors. The complaint alleges that the defendants violated federal securities laws by issuing and selling GlobeSpan, Inc.'s common stock in the initial and secondary offerings without disclosing to investors that the underwriters had (1) solicited and received undisclosed and excessive commissions or other compensation and (2) entered into agreements requiring certain of their customers to purchase the stock in the aftermarket at escalating prices. The complaint seeks unspecified damages. The complaint was consolidated with class actions against approximately 300 other companies making similar allegations regarding the public offerings of those companies during 1998 through 2000. In June 2003, Conexant, Inc. and the named officers and directors entered into a memorandum of understanding outlining a settlement agreement with the plaintiffs that will, among other things, result in the dismissal with prejudice of all the claims against the former GlobeSpan, Inc. officers and directors. The final settlement was executed in June 2004. On February 15, 2005, the Court issued a decision certifying a class action for settlement purposes and granting preliminary approval of the settlement, subject to modification of certain bar orders contemplated by the settlement, which bar orders have since been modified. On December 5, 2006, the United States Court of Appeals for the Second Circuit reversed the lower court, ruling that no class was properly certified. It is not yet clear what impact this decision will have on the issuers' settlement. The settlement remains subject to a number of conditions and final approval. It is possible that the settlement will not be approved.

Texas Instruments Incorporated — The Company's Conexant, Inc. subsidiary (formerly named GlobespanVirata, Inc.) was involved in a dispute with Texas Instruments Incorporated, Stanford University and its Board of Trustees, and Stanford University OTL, LLC (collectively, Texas Instruments or TI) over a group of patents (and related foreign patents) that Texas Instruments alleged are essential to certain industry standards for implementing ADSL technology. GlobespanVirata commenced the litigation against TI in the spring of 2003, alleging that TI had violated the antitrust laws and had engaged in patent misuse with respect to their licensing of patents related to Asymmetric Digital Subscriber Line (ADSL) technology, and furthermore that TI had violated the antitrust laws by suppressing competition in ADSL technology (the Antitrust and Patent Misuse Claims). GlobespanVirata also alleged various violations of state law, including breach of contract, breach of the implied covenant of good faith and fair dealing, promissory estoppel, and tortious interference with prospective economic advantage (the State Law Claims). TI brought counterclaims against GlobespanVirata, alleging that it had infringed certain TI patents and owed money damages for that infringement. Among other defenses to those claims of patent infringement, GlobespanVirata asserted that the patents were unenforceable because of patent misuse and furthermore that it was licensed to these patents under a license agreement between the Company and TI, as of the date that GlobespanVirata merged into the Company.

In the litigation, the District Court in New Jersey previously bifurcated the Antitrust and Patent Misuse Claims and the State Law Claims brought by GlobespanVirata and the patent counterclaims brought by TI, and directed that the patent issues asserted by TI would be tried first, with the antitrust and patent misuse claims asserted by GlobespanVirata to be tried second. Trial of the patent issues was conducted during January 2006 and into early February 2006. On February 6, 2006, the jury rendered a verdict finding that GlobespanVirata had infringed three patents and that its infringement was willful. The jury awarded lost profits damages to TI of $60.5 million and reasonable royalty damages to TI of $51.5 million, for a total verdict of $112.0 million. As an alternative to the $112.0 million verdict, the jury was also instructed to provide a damages award through March 1, 2004 (roughly the effective date for GlobespanVirata's argument that it was licensed under the Conexant-TI license agreement). For the period through March 1, 2004, the jury awarded lost profits damages to TI of $52.0 million and reasonable royalty damages of $45.0 million for a total of $97.0 million. TI also sought an award of prejudgment interest on any damages finally awarded.

At the conclusion of the patent infringement phase of the trial, the district judge declined to enter a judgment with respect to this jury verdict. This was because a second phase of this case remained to be tried — the Antitrust and Patent Misuse Claims and State Law Claims asserted by GlobespanVirata against TI. Trial of that second phase was scheduled for October 2006. Thus, at that stage, there was no enforceable judgment against GlobespanVirata. If GlobespanVirata were to subsequently prevail on its Antitrust and Patent Misuse Claims in the subsequent phase of the litigation, the patent damages award to TI would have been barred in whole or in substantial part, and GlobespanVirata could have been entitled to the recovery of damages and attorneys' fees from TI if it had prevailed on its Antitrust and Patent Misuse Claims and/or its State Law Claims.

On March 3, 2006 the District Court issued an order granting TI's motion to dismiss certain of GlobespanVirata's antitrust claims. The court dismissed four counts of GlobespanVirata's complaint relating to certain defined ADSL markets. The court also dismissed GlobespanVirata's claims alleging that TI's patent licensing practices constituted per se unlawful tying under the antitrust laws.

On May 5, 2006, the Company announced that it had reached a definitive agreement with TI that settles all aspects of this dispute. Under the terms of the settlement agreement, the Company made a lump-sum payment of $70.0 million to TI during the three months ended June 30, 2006 (see Note 11). The agreement resolves the alleged past infringement of ADSL patents by GlobespanVirata products and provides a fully paid-up, going-forward license for these products under a previously existing 2003 agreement between the Company and TI. In addition, the Company's patent license with TI was amended to make it clear that the previous agreement extends to all xDSL products.

Class Action Suits — In December 2004 and January 2005, the Company and certain of its current and former officers and directors were named as defendants in several complaints seeking monetary damages filed on behalf of all persons who purchased the Company's common stock during a specified class period. These suits were filed in the U.S. District Court of New Jersey (New Jersey cases) and the U.S. District Court for the Central District of California (California cases), alleging that the defendants violated the Securities Exchange Act of 1934 by allegedly disseminating materially false and misleading statements and/or concealing material adverse facts. The California cases were consolidated with the New Jersey cases so that all of the class action suits, now known as *Witriol v. Conexant, et al. (Witriol)*, are being heard in the U.S. District Court of New Jersey by the same judge. The defendants believe these charges are without merit and intend to vigorously defend the litigation. On September 1, 2005, the defendants filed their motion to dismiss the case. On November 23, 2005, the court granted the plaintiff's motion to file a second amended complaint, which was filed on December 5, 2005. The defendants filed an amended motion to dismiss the case on February 6, 2006. Plaintiffs filed their opposition on April 24, 2006, and defendants' reply was filed on June 14, 2006. On December 4, 2006, the court dismissed the second amended complaint. Two claims were dismissed with prejudice, while the third was dismissed without prejudice.

In addition, in February 2005, the Company and certain of its current and former officers and the Company's Employee Benefits Plan Committee were named as defendants in *Graden v. Conexant, et al.*, a lawsuit filed on behalf of all persons who were participants in the Company's 401(k) Plan (Plan) during a specified class period. This suit was filed in the U.S. District Court of New Jersey and alleges that the defendants breached their fiduciary duties under the Employee Retirement Income Security Act, as amended, to the Plan and the participants in the Plan. The plaintiff filed an amended complaint on August 11, 2005. On October 12, 2005, the defendants filed a motion to dismiss this case. The plaintiff responded to the motion to dismiss on December 30, 2005, and the defendants' reply was filed on February 17, 2006. On March 31, 2006, the judge dismissed this case and ordered it closed. Plaintiff filed a notice of appeal on April 17, 2006. As of the end of October 2006, the appellate issues have been fully briefed by the parties.

Shareholder Derivative Suits — In January 2005, the Company and certain of its current and former directors and officers were named as defendants in purported shareholder derivative actions seeking monetary damages (now consolidated) in the California Superior Court for the County of Orange, alleging that the defendants breached their fiduciary duties, abused control, mismanaged the Company, wasted corporate assets and unjustly enriched themselves. A similar lawsuit was filed in the U.S. District Court of New Jersey in May 2005. On July 28, 2005, the California court approved a stay of the actions filed in California pending the outcome of the motion to dismiss in the *Witriol* case. The Company has negotiated a similar stay agreement with the plaintiffs in the New Jersey case, which has also been approved by the New Jersey court. Pursuant to the stay agreements, in the event that the parties in the *Witriol* case engage in any negotiations, plaintiffs' counsel in the derivative cases will be kept informed. The defendants believe the charges in these cases are without merit and intend to vigorously defend the litigation.

Guarantees and Indemnifications

The Company has made guarantees and indemnities, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. In connection with the Company's spin-off from Rockwell International Corporation, the Company assumed responsibility for all contingent liabilities and then-current and future litigation (including environmental and intellectual property proceedings) against Rockwell or its subsidiaries in respect of the operations of the semiconductor systems business of Rockwell. In connection with the Company's contribution of certain of its manufacturing operations to Jazz, the Company agreed to indemnify Jazz for certain environmental matters and other customary divestiture-related matters. In connection with the sales of its products, the Company provides intellectual property indemnities to its customers. In connection with certain facility leases, the Company has indemnified its lessors for certain claims arising from the facility or the lease. The Company indemnifies its directors and officers to the maximum extent permitted under the laws of the State of Delaware.

The durations of the Company's guarantees and indemnities vary, and in many cases are indefinite. The guarantees and indemnities to customers in connection with product sales generally are subject to limits based upon the amount of the related product sales. The majority of other guarantees and indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. The Company has not recorded any liability for these guarantees and indemnities in the accompanying consolidated balance sheets. Product warranty costs are not significant.

Other

The Company has been designated as a potentially responsible party and is engaged in groundwater remediation at one Superfund site located at a former silicon wafer manufacturing facility and steel fabrication plant in Parker Ford, Pennsylvania formerly occupied by the Company. In addition, the Company is engaged in remediation of groundwater contamination at its former Newport Beach, California wafer fabrication facility. Management currently estimates the aggregate remaining costs for these remediations to be approximately $2.1 million and has accruals for these costs in the accompanying consolidated balance sheets.

In connection with certain non-marketable equity investments, with carrying values totaling $7.4 million, the Company may be required to invest up to an additional $4.2 million as of September 29, 2006. These additional investments are subject to capital calls, and a decision by the Company not to participate could result in an impairment of the existing investments.

9. Shareholders' Equity

The Company's authorized capital consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, without par value, of which 5,000,000 shares are designated as Series A junior participating preferred stock (the Junior Preferred Stock).

The Company has a preferred share purchase rights plan to protect shareholders' rights in the event of a proposed takeover of the Company. A preferred share purchase right (a Right) is attached to each share of common stock pursuant to which the holder may, in certain takeover-related circumstances, become entitled to purchase from the Company 1/200th of a share of Junior Preferred Stock at a price of $300, subject to adjustment. Also, in certain takeover-related circumstances, each Right (other than those held by an acquiring person) will generally be exercisable for shares of the Company's common stock or stock of the acquiring person having a market value of twice the exercise price. In certain events, each Right may be exchanged by the Company for one share of common stock or 1/200th of a share of Junior Preferred Stock. The Rights expire on December 31, 2008, unless earlier exchanged or redeemed at a redemption price of $0.01 per Right, subject to adjustment.

Stock Option Plans

The Company has stock option plans and long-term incentive plans under which employees and directors may be granted options to purchase shares of the Company's common stock. As of September 29, 2006, approximately 55.9 million shares are available for grant under the stock option and long-term incentive plans. Stock options are generally granted with exercise prices of not less than the fair market value at grant date, generally vest over four years and expire eight or ten years after the grant date. The Company settles stock option exercises with newly issued shares of common stock. The Company has also assumed stock option plans in connection with business combinations.

On November 12, 2004, the Company commenced an offer to its employees to voluntarily exchange certain outstanding stock options. Under the terms of the offer, employees holding stock options having exercise prices equal to or greater than $5.00 per share could exchange their options for new options to purchase an equal number of shares of the Company's common stock (subject to adjustment in certain circumstances). Employees accepting the exchange offer were also required to exchange all options granted within six months of the exchange offer, regardless of the exercise price. The offering period expired on December 13, 2004 and approximately 32.7 million stock options, with a weighted-average exercise price of $8.00 per share, were tendered to the Company, accepted and cancelled. The Company offered to grant new options to the affected employees, on a one-for-one basis, at a date that was at least six months and one day after the acceptance of the old options for exchange and cancellation. The exercise price of the new options was equal to the closing market price of the Company's common stock on such date. If the cancelled options were granted on or before December 31, 2002 or the eligible employee is a senior executive of the Company, the new options will vest in three equal installments on the first, second and third anniversaries of the grant date; otherwise the new options will vest 50% on the first anniversary of the grant date and 25% on each of the second and third anniversaries of the grant date.

On June 14, 2005, the Company granted new options to purchase an aggregate of 31.0 million shares of its common stock at an exercise price of $1.49 per share (based on the closing market price of the Company's common stock on the grant date), with vesting provisions as described above.

In connection with the Company's merger with GlobespanVirata in February 2004 (see Note 2), the Company issued 43.6 million options to purchase Conexant common stock in exchange for the stock options former GlobespanVirata employees held to purchase GlobespanVirata common stock, and in December 2004, the Company issued 0.6 million options to purchase the Company's common stock in exchange for the stock options former Paxonet employees held to purchase Paxonet common stock (see Note 2).

A summary of stock option activity follows:

(shares in thousands)	2006 Number of Shares	2006 Weighted-Average Exercise Price	2005 Number of Shares	2005 Weighted-Average Exercise Price	2004 Number of Shares	2004 Weighted-Average Exercise Price
	Fiscal Year Ended					
Outstanding at beginning of year	**111,195**	**$ 2.81**	127,120	$ 4.78	81,089	$ 3.02
Granted	**15,692**	**2.66**	35,342	1.51	19,984	7.16
Assumed/exchanged in business combinations	**—**	**—**	590	0.87	43,602	3.45
Exercised	**(7,886)**	**1.95**	(831)	1.23	(8,015)	2.73
Cancelled	**(15,219)**	**4.17**	(51,026)	5.65	(9,540)	9.74
Outstanding at end of year	**103,782**	**2.65**	111,195	2.81	127,120	4.78
Exercisable at end of year	**72,513**	**2.88**	72,235	3.34	83,024	4.57

The following table summarizes stock options outstanding at September 29, 2006:

(shares in thousands)	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$ 0.20 — 0.86	521	2.77	$ 0.60	443	$ 0.64
1.03 — 1.49	32,922	5.35	1.47	18,639	1.47
1.50 — 1.99	3,063	6.64	1.72	1,024	1.71
2.00 — 2.49	3,878	3.34	2.34	2,916	2.38
2.50 — 2.99	41,063	4.11	2.69	28,663	2.69
3.00 — 3.49	15,016	3.92	3.41	14,513	3.42
3.51 — 4.96	3,497	5.54	3.99	2,745	4.00
5.02 — 9.93	3,252	2.39	6.62	3,001	6.60
10.06 — 96.93	570	2.61	25.95	569	25.97
	103,782			72,513	

At September 29, 2006, of the 103.8 million stock options outstanding, approximately 78.5 million options were held by current employees and directors of the Company, and approximately 25.3 million options were held by employees of Rockwell, a former Rockwell business, or a former business of the Company (i.e., Mindspeed, Skyworks, Jazz) who remain employed by one of these businesses. At September 29, 2006, the options outstanding had an aggregate intrinsic value of $19.0 million and a weighted-average remaining contractual life of 4.50 years. At September 29, 2006, the options exercisable had an aggregate intrinsic value of $10.8 million and a weighted-average remaining contractual life of 3.47 years.

The weighted average grant-date fair values of options granted during fiscal 2006, 2005 and 2004 were $1.74 per share, $1.04 per share and $4.91 per share, respectively. The total intrinsic values of options exercised during fiscal 2006, 2005 and 2004 were $8.9 million, $0.4 million and $24.7 million, respectively. The total cash received from employees as a result of stock option exercises was $15.1 million during fiscal 2006.

At September 29, 2006, the total unrecognized fair value compensation cost related to unvested stock options and employee stock purchase plan awards was $27.5 million, which is expected to be recognized over a remaining weighted average period of approximately 2.6 years.

Restricted Stock

The Company's long-term incentive plans also provide for awards of restricted shares of common stock and other stock-based incentive awards to officers and other employees and certain non-employees of the Company. Restricted stock awards are subject to forfeiture if employment terminates during the prescribed period (generally within four years of the date of award) or, in certain cases, if prescribed performance criteria are not met. No shares of restricted stock were granted in fiscal 2006, 2005 or 2004.

Directors Stock Plan

The Company has a Directors Stock Plan which provides for each non-employee director to receive specified levels of stock option grants upon election to the Board of Directors and periodically thereafter. Under the Directors Stock Plan, each non-employee director may elect to receive all or a portion of the cash retainer to which the director is entitled through the issuance of common stock. During fiscal 2006, no shares of common stock were issued under the Directors Stock Plan, and during fiscal 2005 and 2004, approximately 8,400 and 21,000 shares, respectively, were issued under the Directors Stock Plan. During fiscal 2006, 2005, and 2004, the Company issued approximately 160,000, 180,000, and 380,000 stock options, respectively, under the Director Stock Plan. As of September 29, 2006, an aggregate of approximately 471,000 shares of the Company's common stock are available for grant under the Directors Stock Plan.

Employee Stock Purchase Plan

The Company has an employee stock purchase plan (ESPP) which allows eligible employees to purchase shares of the Company's common stock at six-month intervals during an offering period at 85% of the lower of the fair market value on the first day of the offering period or on the purchase date. Under the ESPP, employees may authorize the Company to withhold up to 15% of their compensation for each pay period to purchase shares under the plan, subject to certain limitations, and employees are limited to the purchase of 2,000 shares per offering period. Offering periods generally commence on the first trading day of February and August of each year and are generally 6 months in duration, but may be terminated earlier under certain circumstances. During fiscal 2006, 2005, and 2004, the Company issued 3.8 million, 4.4 million and 4.0 million shares of common stock under the ESPP at weighted-average prices per share of $1.59, $1.35 and $1.88, respectively. The weighted average fair values of the employees' purchase rights granted in fiscal 2006, 2005 and 2004 were $0.96 per share, $0.58 per share, and $0.85 per share using the Black-Scholes-Merton model. At September 29, 2006, an aggregate of 23.6 million shares of the Company's common stock are reserved for future purchases under the ESPP, of which 17.5 million shares become available in 2.5 million share annual increases, subject to the Board of Directors selecting a lower amount.

Performance Shares Plan

In fiscal 2002, the Company reserved 4.0 million shares of common stock for issuance under an employee performance shares plans. During fiscal 2006, the Company issued performance shares at a fair value of $2.16 per share to an executive in satisfaction of his fiscal 2005 performance share award granted under his employment agreement. The total fair value of the award was $0.6 million and was paid with 154,879 shares of common stock and cash. During fiscal 2004, the Company issued 0.3 million shares of common stock at a weighted-average price of $6.31 per share under employee performance plans.

At September 29, 2006, approximately 3.0 million shares of the Company's common stock are available for issuance under this plan, excluding approximately 0.3 million shares reserved for issuance under the executive's performance award granted in February 2006.

10. Employee Benefit Plans

Retirement Savings Plans

The Company sponsors 401(k) retirement savings plans that allow eligible U.S. employees to contribute a portion of their compensation, on a pre-tax or after-tax basis, subject to annual limits. The Company may match employee contributions in whole or part up to specified levels, and the Company may make an additional discretionary contribution at fiscal year-end, based on the Company's performance. Prior to June 4, 2004, all Company contributions to the retirement savings plans were invested in shares of the Company's common stock and were vested immediately. Since June 4, 2004, Company contributions are made in cash, and are allocated based on the employee's current investment elections. Participants may choose to purchase shares of the Company's common stock as one of their investment options in the plan. Expense under the retirement savings plans was $4.3 million, $5.2 million, and $4.8 million for fiscal 2006, 2005 and 2004, respectively.

Retirement Medical Plan

The Company has a retirement medical plan which covers certain of its employees and provides for medical payments to eligible employees and dependents upon retirement. At the time of the spin-off from Rockwell, the Company ceased offering retirement medical coverage to active salaried employees. Effective January 1, 2003, the Company elected to wind-down this plan, and it will be phased out after December 31, 2007. Retirement medical expense (credit), consisting principally of interest accrued on the accumulated retirement medical obligation and the effects of the wind-down of the plan beginning in fiscal 2003, was approximately $(3.3) million, $(3.4) million and $(3.2) million in fiscal 2006, 2005 and 2004, respectively. Future benefit payments are expected to be $0.3 million and $0.1 million for fiscal 2007 and fiscal 2008, respectively. No payments are expected beyond fiscal 2008.

The following tables represent activity for the Retirement Medical Plan:

	Fiscal Year Ended	
(in thousands)	**2006**	**2005**
Change in benefit obligation:		
Benefit obligation at beginning of year	**$ 1,624**	$ 1,925
Interest cost	**35**	44
Plan participants' contributions	**972**	1,215
Plan amendments	**—**	695
Actuarial (gain) loss	**(546)**	9
Benefits paid	**(1,710)**	(2,264)
Benefit obligation at end of year	**$ 375**	$ 1,624
Change in plan assets:		
Fair value of plan assets at beginning of year	**$ —**	$ —
Employer contributions	**738**	1,049
Plan participants' contributions	**972**	1,215
Benefits paid, including expenses	**(1,710)**	(2,264)
Fair value of plan assets at end of year	**$ —**	$ —
Reconciliation of funded status to accrued benefit cost:		
Funded status	**$ (375)**	$ (1,624)
Unrecognized net actuarial loss	**2,251**	4,906
Unrecognized prior service cost	**(6,967)**	(12,541)
Adjustment for fourth quarter contributions	**76**	220
Accrued benefit cost	**$ (5,015)**	$ (9,039)
Weighted average assumptions for benefit obligations:		
Measurement date	**06/30/06**	06/30/05
Discount rate	**6.25%**	3.00%
Expected return on plan assets	**N/A**	N/A
Rate of compensation increase	**N/A**	N/A
Weighted average assumptions for net periodic benefit costs:		
Discount rate	**3.00%**	3.00%
Expected return on plan assets	**N/A**	N/A
Rate of compensation increase	**N/A**	N/A
Components of net periodic benefit cost:		
Interest cost	**$ 36**	$ 44
Amortization of prior service costs	**(5,574)**	(5,295)
Recognized net actuarial loss	**2,108**	1,882
Net periodic benefit cost	**$ (3,430)**	$ (3,369)

Pension Plans

In connection with a restructuring plan initiated in September 1998, the Company offered a voluntary early retirement program (VERP) to certain salaried employees. Pension benefits under the VERP are paid from a newly established pension plan (the VERP Plan) of Conexant. Benefits payable under the VERP Plan are equal to the excess of the total early retirement pension benefit over the vested benefit obligation retained by Rockwell under a pension plan sponsored by Rockwell prior to Rockwell's spin-off of the Company. The Company also has certain pension plans covering its non-U.S. employees and retirees.

The following tables represent activity for the VERP Plan:

	Fiscal Year Ended	
(in thousands)	**2006**	**2005**
Change in benefit obligation:		
Benefit obligation at beginning of year	**$ 24,440**	$ 22,307
Interest cost	**1,178**	1,333
Actuarial (gain) loss	**(2,491)**	2,757
Benefits paid	**(1,912)**	(1,957)
Benefit obligation at end of year	**$ 21,215**	$ 24,440
Change in plan assets:		
Fair value of plan assets at beginning of year	**$ 15,627**	$ 14,178
Actual return on plan assets	**656**	1,013
Employer contributions	**2,162**	2,423
Benefits paid, including expenses	**(1,912)**	(1,987)
Fair value of plan assets at end of year	**$ 16,533**	$ 15,627
Reconciliation of funded status to net amounts recognized:		
Funded status	**$ (4,682)**	**$** (8,813)
Unrecognized net actuarial loss	**6,730**	9,118
Adjustment for fourth quarter expenses	**(105)**	(244)
Adjustment for fourth quarter contributions	**884**	1,231
Net amount recognized	**$ 2,827**	$ 1,292
Amounts recognized in the statement of financial position:		
Accrued benefit liability	**$ (3,798)**	$ (7,582)
Accumulated other comprehensive loss	**6,625**	8,874
Net amount recognized	**$ 2,827**	$ 1,292
Information for plans with accumulated benefit obligation in excess of plan assets:		
Projected benefit obligation	**$ 21,215**	$ 24,440
Accumulated benefit obligation	**21,215**	24,440
Fair value of plan assets at end of year	**16,533**	15,627
Weighted average assumptions for benefit obligations:		
Measurement date	**06/30/06**	06/30/05
Discount rate	**6.23%**	5.00%
Expected long-term return on plan assets	**7.00%**	4.00%
Rate of compensation increase	**N/A**	N/A
Weighted average assumptions for net periodic benefit costs:		
Discount rate	**5.00%**	6.25%
Expected return on plan assets	**7.00%**	4.00%
Rate of compensation increase	**N/A**	N/A
Unfunded accumulated benefit obligation:		
Accumulated benefit obligation	**$ 21,215**	$ 24,440
Fair value of plan assets at end of year	**16,533**	15,627
Increase (decrease) in minimum liability included in other comprehensive loss	**(2,249)**	2,173
Components of net periodic benefit cost:		
Interest cost	**$ 1,178**	$ 1,333
Expected return on plan assets	**(1,082)**	(576)
Recognized net actuarial loss	**323**	219
Net periodic benefit cost	**$ 419**	$ 976

(in thousands)	Fiscal Year Ended 2006	2005
Weighted average asset allocation:		
Equity securities	**69.1%**	67.4%
Debt securities	**21.2%**	31.6%
Other	**9.7%**	1.0%
Total	**100.0%**	100.0%
Expected benefit **payouts during fiscal years ending:**		
2007	**$ 1,816**	
2008	**1,759**	
2009	**1,716**	
2010	**1,689**	
2011	**1,659**	
Thereafter	**8,017**	

The Company's expected contribution to the plan for fiscal 2007 is $0.9 million. Net pension expense was approximately $0.4 million, $1.0 million and $1.2 million for fiscal 2006, 2005 and 2004, respectively.

11. Special Charges

Special charges consist of the following:

(in thousands)	Fiscal Year Ended 2006	2005	2004
Litigation charges	**$ 70,000**	$ 3,255	$ 3,000
Restructuring charges	**3,259**	28,049	9,264
Integration charges (credits)	**(400)**	7,748	7,310
Asset impairments	**85**	3,761	5,435
Other special charges	**300**	3,164	7,792
	$ 73,244	$ 45,977	$ 32,801

Litigation Charges

The Company recorded a $70.0 million charge during fiscal 2006 related to the settlement agreement with Texas Instruments. See Note 8 for further information regarding the litigation with Texas Instruments. The $3.3 million and $3.0 million litigation charges in fiscal 2005 and 2004, respectively, relate to the settlements of other intellectual property litigation.

Restructuring Charges

The Company has implemented a number of cost reduction initiatives since late fiscal 2001 to improve its operating cost structure. The cost reduction initiatives included workforce reductions and the closure or consolidation of certain facilities, among other actions. The costs and expenses associated with the restructuring activities, except for the liabilities associated with the Fiscal 2004 Merger Related Reorganization Plan (described below) that related to the employees and facilities of GlobespanVirata, are included in special charges in the Company's consolidated statements of operations. The costs and expenses that relate to the employees and facilities of GlobespanVirata have been recorded as acquired liabilities in the merger and included as part of the purchase price allocation in accordance with SFAS No. 141 and EITF 95-3. In May 2004, the GlobespanVirata subsidiary was renamed Conexant, Inc.

Fiscal 2006 Restructuring Action — In April 2006 and November 2005, the Company announced operating site closures and workforce reductions. In total, the Company notified approximately 130 employees of their involuntary termination. During fiscal 2006, the Company recorded total charges of $4.4 million based on the estimates of the cost of severance benefits for the affected employees and the estimated relocation benefits for those employees who have been offered and have commenced the relocation process. Additionally, the Company recorded charges of $0.5 million relating to the consolidation of certain facilities under non-cancelable leases which were vacated. The facility charges were determined in accordance with the provisions of SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." As a result, the Company recorded the present value of the future lease obligations, in excess of the expected future sublease income, using a discount rate of 8.0%, and will accrete the remaining amounts into expense over the remaining term of the lease.

Activity and liability balances recorded as part of the Fiscal 2006 Restructuring Action through September 29, 2006 were as follows:

(in thousands)	Workforce Reductions	Facility and Other	Total
Charged to costs and expenses	$ 4,396	$ 468	$ 4,864
Cash payments	(3,180)	(76)	(3,256)
Restructuring balance, September 29, 2006	$ 1,216	$ 392	$ 1,608

Fiscal 2005 Restructuring Action — In November 2004, the Company announced plans to further reduce its operating expense level by the end of 2005. The components of this plan were a shift of product development resources to lower-cost regions and cost savings from continued merger-related sales, general and administrative consolidation. During fiscal 2005, the Company announced several operating site closures and workforce reductions. In total, the Company notified approximately 255 employees of their involuntary termination, including approximately 175 domestic and 80 international employees. The Company recorded charges of $19.7 million based on the estimates of the cost of severance benefits for the affected employees and the estimated relocation benefits for those employees who have been offered and have commenced the relocation process. Additionally, the Company has recorded charges of $7.2 million relating to the consolidation of certain facilities under non-cancelable leases which were vacated. The facility charges were determined in accordance with the provisions of SFAS No. 146. As a result, the Company recorded the present value of the future lease obligations, in excess of the expected future sublease income, using a discount rate of 8.0%, and will accrete the remaining amounts into expense over the remaining terms of the leases. The non-cash facility accruals include $7.0 million of reclassifications of the deferred gains on the previous sale-leaseback of two facilities and $6.6 million of reclassifications from earlier restructuring actions for another facility. During fiscal 2006, the Company increased its facilities related charges by $1.0 million as a result of the accretion of rent expense and recorded a $2.8 million net reduction of workforce related charges primarily due to a revised estimate of the remaining severance and termination benefits costs to be paid.

Activity and liability balances recorded as part of the Fiscal 2005 Restructuring Action through September 29, 2006 were as follows:

(in thousands)	Workforce Reductions	Facility and Other	Total
Charged to costs and expenses	$ 19,708	$ 7,244	$ 26,952
Non-cash items	(46)	13,629	13,583
Cash payments	(16,118)	(1,535)	(17,653)
Restructuring balance, September 30, 2005	3,544	19,338	22,882
Charged (credited) to costs and expenses	(2,760)	1,030	(1,730)
Reclassification to accrued compensation and benefits and other	1,844	55	1,899
Cash payments	(2,432)	(5,135)	(7,567)
Restructuring balance, September 29, 2006	$ 196	$ 15,288	$ 15,484

Fiscal 2004 Restructuring Actions — The Company approved several restructuring plans during fiscal 2004. In connection with its merger with GlobespanVirata, the Company began to formulate a plan which included workforce reductions and facility consolidation actions. This plan was communicated at the time of the merger and has been completed (the Fiscal 2004 Merger Related Restructuring and Reorganization Plans). During the fourth quarter of fiscal 2004, the Company announced additional workforce reduction and facility consolidation actions in response to lower than anticipated revenue levels.

In connection with the merger with GlobespanVirata, Inc., the Company began to formulate the 2004 Merger Related Reorganization Plan which consisted primarily of workforce reductions to eliminate redundant positions and consolidation of worldwide facilities. The portions of the plan that pertained to Conexant, Inc. employees and facilities were recorded as acquired liabilities in the merger and included as part of the purchase price allocation, in accordance with SFAS No. 141 and EITF 95-3. This plan consisted of an involuntary workforce reduction which affected approximately 35 employees of Conexant, Inc. These employees were located in the United States in sales and administrative functions. The charge associated with these workforce reductions of approximately $1.3 million was based upon estimates of the severance benefits for the affected employees, in addition to relocation benefits for others. The facility consolidation plan resulted in an initial charge of $13.5 million and included assumptions regarding sublease rates and time periods and other costs to prepare and sublease the applicable spaces. Additionally, at the date of the merger, there had been a decline in the real estate market in certain geographic regions in which Conexant, Inc. had leased facilities. A portion of the facilities related charges represent adjustments to the fair market value rates of those leases. These non-cancelable lease commitments ranged from near term to 17 years in length. In fiscal 2004, the Company reduced the original facility consolidation charge by approximately $3.6 million and increased the workforce related charge by approximately $0.2 million as a result of finalizing the Fiscal 2004 Merger Related Reorganization Plan and recorded these changes as adjustments to the purchase price allocation (goodwill). In fiscal 2005, as a result of finalizing the facilities consolidation actions, the Company reduced its facilities reserves by a total of $1.2 million as adjustments to the purchase price allocation (goodwill). Additionally, in fiscal 2005, as a result of the final closure of a facility in Europe, $3.7 million of reserves were transferred from the Fiscal 2004 Merger Related Reorganization Plan to the Fiscal 2005 Restructuring Action.

Activity and liability balances recorded as part of the Fiscal 2004 Merger Related Reorganization Plan pertaining to Conexant, Inc. employees and facilities through September 29, 2006 were as follows:

(in thousands)	Workforce Reductions	Facility and Other	Total
Recorded in purchase price allocation	$ 1,300	$ 13,509	$ 14,809
Adjusted to purchase price allocation	210	(3,554)	(3,344)
Cash payments	(536)	(788)	(1,324)
Restructuring balance, October 1, 2004	974	9,167	10,141
Adjusted to purchase price allocation	12	(4,967)	(4,955)
Cash payments	(986)	(855)	(1,841)
Restructuring balance, September 30, 2005	—	3,345	3,345
Credited to costs and expenses	—	(55)	(55)
Cash payments	—	(603)	(603)
Restructuring balance, September 29, 2006	$ —	$ 2,687	$ 2,687

The portion of the 2004 restructuring actions pertaining to Conexant Systems, Inc. employees and facilities was recorded to special charges during fiscal 2004 (the Fiscal 2004 Merger Related Restructuring Plan). Approximately 90 employees in the sales and administrative and information technology areas were involuntarily terminated shortly after the completion of the merger, resulting in initial charges of $1.9 million, which were based upon estimates of severance benefits for the affected employees. These employees left the Company through December 2004. Additionally, in fiscal 2004, the Company recorded restructuring charges of $1.9 million relating to the consolidation of certain facilities under non-cancelable leases which were vacated.

During the fourth quarter of fiscal 2004, the Company announced additional workforce reduction actions in response to lower than anticipated revenue levels. The Company recorded an additional $5.1 million based on the estimates of the cost of severance benefits for the affected employees. An additional $1.5 million of net severance benefits was earned in fiscal 2005 based on the passage of time in the notification period, net of resignations and favorable adjustments of final settlement amounts. In total, the Company notified approximately 230 employees of their involuntary termination, including approximately 180 domestic and 50 international employees. The workforce reductions affected employees in all areas of the business and are complete.

Activity and liability balances recorded as part of the Fiscal 2004 Merger Related Restructuring Plan pertaining to Conexant Systems, Inc. employees and facilities and the additional fourth quarter of fiscal 2004 restructuring action through September 29, 2006 were as follows:

(in thousands)	Workforce Reductions	Facility and Other	Total
Charged to costs and expenses	$ 7,066	$ 1,877	$ 8,943
Cash payments	(2,368)	(281)	(2,649)
Restructuring balance, October 1, 2004	4,698	1,596	6,294
Charged (credited) to costs and expenses	1,504	(11)	1,493
Cash payments	(6,137)	(754)	(6,891)
Restructuring balance, September 30, 2005	65	831	896
Charged (credited) to costs and expenses	216	(37)	179
Cash payments	(281)	(719)	(1,000)
Restructuring balance, September 29, 2006	$ —	$ 75	$ 75

Fiscal 2003 Corporate Restructuring Plan — In the fourth quarter of fiscal 2003, the Company initiated a workforce reduction, closed a design center and consolidated some facilities. The Company involuntarily terminated employees in the sales and administration areas and recorded charges aggregating $1.2 million in fiscal 2003 based upon estimates of the cost of severance benefits for the affected employees. The Company also recorded restructuring costs of $2.8 million in fiscal 2003 related to the consolidation of certain facilities under non-cancelable leases which were vacated. In fiscal 2005, as a result of favorable sublease experience, the Company reduced its facilities reserve by $1.0 million.

Activity and liability balances related to the Fiscal 2003 Corporate Restructuring Plan through September 29, 2006 were as follows:

(in thousands)	Workforce Reductions	Facility and Other	Total
Restructuring balance, October 3, 2003	$ 817	$ 2,830	$ 3,647
Charged to costs and expenses	269	98	367
Cash payments	(1,086)	(933)	(2,019)
Restructuring balance, October 1, 2004	—	1,995	1,995
Credited to costs and expenses	—	(950)	(950)
Cash payments	—	(329)	(329)
Restructuring balance, September 30, 2005	—	716	716
Charged to costs and expenses	—	82	82
Cash payments	—	(637)	(637)
Restructuring balance, September 29, 2006	$ —	$ 161	$ 161

Fiscal 2002 Corporate and Manufacturing Restructuring Plan — During fiscal 2002, the Company initiated a reduction of its workforce throughout its operations primarily as a result of the divestiture of its Newport Beach wafer fabrication operations and the spin-off and merger of its wireless communications business with Alpha Industries, Inc. to form Skyworks. In connection with the Fiscal 2002 Corporate and Manufacturing Restructuring Plan, the Company terminated approximately 120 employees and recorded charges aggregating $2.4 million based upon estimates of the cost of severance benefits for the affected employees. The Company completed these actions in fiscal 2002. In addition, the Company recorded restructuring charges of $12.5 million for costs associated with the consolidation of certain facilities and commitments under license obligations that management determined would not be used in the future.

As part of the Fiscal 2002 Corporate and Manufacturing Restructuring Plan, during the first quarter of fiscal 2003, the Company initiated a further workforce reduction affecting 58 employees and recorded additional charges of $1.9 million based upon estimates of the cost of severance benefits for the affected employees. During the third quarter of fiscal 2003, the Company revised its estimate of liabilities for severance benefits and facility costs due to unfavorable sublease experience, and recorded an additional $1.5 million of restructuring expense. In the fourth quarter of 2003, the Company reversed $1.1 million of the estimated cost to settle the remaining commitment under a license obligation after its favorable resolution, and increased the estimate of remaining facility costs due to unfavorable sublease experience. In fiscal 2005, as a result of unfavorable sublease experience, the Company increased its facilities reserve by $0.6 million.

Activity and liability balances related to the Fiscal 2002 Corporate and Manufacturing Restructuring Plan through September 29, 2006 were as follows:

(in thousands)	Workforce Reductions	Facility and Other	Total
Restructuring balance, October 3, 2003	$ 498	$ 7,946	$ 8,444
Credited to costs and expenses	(46)	—	(46)
Cash payments	(452)	(3,949)	(4,401)
Restructuring balance, October 1, 2004	—	3,997	3,997
Charged to costs and expenses	—	554	554
Cash payments	—	(3,561)	(3,561)
Restructuring balance, September 30, 2005	—	990	990
Credited to costs and expenses	—	(81)	(81)
Cash payments	—	(861)	(861)
Restructuring balance, September 29, 2006	$ —	$ 48	$ 48

As of September 29, 2006, the Company has remaining restructuring accruals of $20.1 million, of which $1.4 million relates to workforce reductions and $18.7 million relates to facility and other costs. Of the $20.1 million of restructuring accruals at September 29, 2006, $5.5 million is included in other current liabilities and $14.6 million is included in other non-current liabilities in the accompanying consolidated balance sheet as of September 29, 2006. The Company expects to pay the amounts accrued for the workforce reductions through fiscal 2007 and expects to pay the obligations for the non-cancelable lease and other commitments over their respective terms, which expire at various dates through fiscal 2021. Cash payments to complete the restructuring actions will be funded from available cash reserves and funds from product sales, and are not expected to significantly impact the Company's liquidity.

Integration Costs

During fiscal 2005 and 2004, the Company incurred $7.7 million and $7.3 million, respectively, of costs related to the integration efforts of the employees, customers, operations and other business aspects related to the merger with GlobespanVirata, Inc.

Asset Impairments

During fiscal 2005 and 2004, the Company recorded impairment charges of $3.8 million and $5.4 million, respectively, related to various operating assets which were determined to be redundant and no longer required as a result of restructuring activities. These assets have been abandoned.

Other Special Charges

During fiscal 2005, the Company recorded other special charges of $3.2 million, consisting of $2.3 million of non-employee stock option and warrant modification charges and $0.9 million other charges.

During fiscal 2004, the Company recorded other special charges of $7.8 million, consisting of $1.2 million of one-time executive bonuses which were contractually committed in the closing of the merger with GlobespanVirata, Inc., $0.8 million of stock option modification charges, and $5.8 million of other charges.

12. Other Expense (Income), Net

Other expense (income), net consists of the following:

(in thousands)	Fiscal Year Ended 2006	2005	2004
Investment and interest income	$ **(17,921)**	$ (6,457)	$ (7,742)
Change in the fair value of the conversion right under the Skyworks 15% convertible senior subordinated notes	**—**	—	6,292
Decrease (increase) in the fair value of derivative instruments	**16,666**	(7,147)	92,663
Impairment of equity securities	**19,872**	—	13,423
Realized gains on sales of equity securities	**(4,414)**	(91,285)	(24,071)
Losses (earnings) of equity method investments	**8,164**	10,642	(14,422)
Other, net	**269**	(1,166)	2,957
	$ **22,636**	$ (95,413)	$ 69,100

Other expense, net for fiscal 2006 was comprised of a $19.9 million charge for the other-than-temporary impairment of equity securities (including an $18.5 million charge related to the Company's 6.2 million shares of Skyworks common stock), a $16.7 million decrease in the fair value of the Company's warrant to purchase 30 million shares of Mindspeed common stock mainly due to a decline in Mindspeed's stock price during fiscal 2006, and $8.2 million of losses from the Company's equity method investments, partially offset by $17.9 million of investment and interest income and $4.4 million of gains on sales of equity securities. The $8.2 million of losses from equity method investments includes the Company's share of Jazz's expense related to the cancellation of the wafer supply and services agreement.

Other income, net for fiscal 2005 was primarily comprised of $91.3 million of gains on sales of equity securities (primarily from sales of approximately 5.9 million shares of SiRF Technologies Holdings, Inc.), a $7.1 million increase in the fair value of derivative instruments (primarily the Mindspeed warrant due to an increase in Mindspeed's stock price during fiscal 2005), and $6.5 million of investment and interest income on invested cash balances, offset by $10.6 million of losses from the Company's equity method investments.

Other expense, net for fiscal 2004 was comprised of a $92.7 million decrease in the fair value of derivative instruments (primarily the Mindspeed warrant due to a decline in Mindspeed's stock price during fiscal 2004), a $13.4 million charge for the other-than-temporary impairment of certain non-marketable equity securities, and a $6.3 million decrease in the fair value of the conversion right under the Skyworks 15% convertible senior subordinated note prior to its conversion into Skyworks common stock in May 2004, which were partially offset by $24.1 million of gains on sales of equity securities (primarily from sales of approximately 2.5 million shares of SiRF subsequent to its initial public offering), $14.4 million of income from the Company's equity method investments, and $7.7 million of investment and interest income on invested cash balances.

In fiscal 2004, an unrelated party repaid a $30.0 million note issued in connection with a previous equity investment in Jazz, in which the Company owned a 38% interest at the time. In accordance with SAB 51, the Company recognized an $11.4 million gain upon the payment of this note, which is included in equity in earnings of equity method investments. In fiscal 2004, the Company also recorded a charge of $13.4 million to write down the carrying values of certain non-marketable investments to their estimated fair values (in most cases, zero). The investments consisted of equity interests in early stage technology companies which the Company had accounted for under the cost method. Management estimated the fair value of these investments based upon available financial and other information, including then-current and projected business prospects for the subject companies, and determined that the decline in the fair value of these investments was other than temporary.

13. Related Party Transactions

Jazz Semiconductor, Inc.

As of September 29, 2006, the Company has an ownership interest in Jazz of approximately 42% (after giving effect to the transactions described below). In addition, two members of the Company's Board of Directors, including its Chairman and Chief Executive Officer, also serve on the Board of Jazz. At September 29, 2006 and September 30, 2005, the Company had net payables to Jazz of $7.0 million and $9.4 million, respectively.

Merger Agreement — On September 26, 2006, Acquicor Technology Inc. and its wholly owned subsidiary, Joy Acquisition Corp., entered into an Agreement and Plan of Merger with Jazz and TC Group, L.L.C., as stockholders' representative, pursuant to which Joy Acquisition Corp. will merge with and into Jazz, and Jazz will become a wholly owned subsidiary of Acquicor. Completion of the merger, which is subject to certain conditions precedent, is expected to occur in the first quarter of calendar 2007.

The proposed merger is an all-cash transaction valued at $260.0 million, subject to adjustment based on Jazz's working capital and possible future contingent payments. Upon completion of the merger, the Company expects to receive its proportionate share of the net proceeds for its ownership interest in Jazz, subject to the foregoing adjustments. In addition, the Company and the other current Jazz stockholders have agreed to provide Acquicor with financing in an aggregate amount of up to $80.0 million, in proportion to each stockholder's equity interest in Jazz, to fund, under certain circumstances, a shortfall in Acquicor's financing for the merger.

Wafer and Probe Services Purchases — The Company entered into a five-year wafer supply and services agreement with Jazz in March 2002, under which it was provided with $60.0 million of credits to be used during the third, fourth and fifth years of the agreement to offset any increases in the contract prices for wafers purchased by the Company during those years. Through June 2006, the Company had not realized any of these credits because Jazz did not increase the contract price of wafers sold pursuant to the agreement. During the first three years of the wafer supply and services agreement, the Company was obligated to purchase a minimum volume of wafers and, in each year, it purchased more than the specified minimum volume. In addition, following the expiration of the agreement, the Company had the right to apply up to an aggregate of $20.0 million of unused credits to wafer purchases, limited in amount to $400 per wafer, regardless of price. Through June 2006, the Company had not accrued for any of these future credits, as they were neither probable nor reasonably estimable at that time. In June 2006, the Company and Jazz entered into a wafer supply termination agreement in which both parties agreed to terminate the wafer supply and services agreement. In connection with the termination agreement, Jazz agreed to (i) issue 7,583,501 shares of their series B common stock to the Company and (ii) forgive $1.2 million owed to Jazz by the Company for the reimbursement of property taxes previously paid by Jazz. The number of Jazz shares issued to the Company will be adjusted, up or down, if Jazz engages in a liquidity event prior to June 26, 2007 that values the price per share of their common stock at a price lower or higher, respectively, than $2.16, such that the Company will have received Jazz shares with an aggregate value of $16.3 million, based on the value of a share of common stock in the liquidity event. A liquidity event includes Jazz's issuance of equity securities for cash consideration in a public offering or a merger or similar transaction in which they undergo a change of control. As a result of the termination agreement, the Company is no longer entitled to use any wafer credits provided to it under the original agreement. The Company recognized a gain of $17.5 million, which was recorded as a reduction of cost of goods sold, during fiscal 2006 as a result of the termination agreement. The Company also recorded its share of Jazz's expense related to the termination agreement as a component of losses of equity method investments, which is included in other expense (income), net in the accompanying consolidated statement of operations for fiscal 2006.

During fiscal 2006, 2005 and 2004, the Company purchased wafers and probe services from Jazz totaling $51.8 million, $49.4 million and $72.2 million, respectively.

Lease Agreement — The Company also leases a fabrication facility to Jazz. During fiscal 2006, 2005 and 2004, the Company recorded income related to the Jazz lease agreement of $2.7 million, $3.6 million and $7.2 million, respectively. Payments received from Jazz for a portion of fiscal 2005 and for fiscal 2004 include the reimbursement of certain utilities expenses related to the fabrication facility that were paid by the Company.

Royalty Agreement — The Company has a royalty agreement with Jazz whereby Jazz pays the Company a royalty based on sales by Jazz of products manufactured using silicon-germanium (SiGE) process technology. During fiscal 2006, the Company recorded $0.5 million of royalty income from Jazz related to the royalty agreement.

Services Agreements — The Company has a transition services agreement and information technology services agreement with Jazz to provide certain services to Jazz for a specified period of time subsequent to the formation of Jazz. During fiscal 2006, 2005 and 2004, the Company recorded income related to the services agreements of $0.4 million, $1.7 million, and $5.8 million, respectively.

Mindspeed Technologies, Inc.

As of September 29, 2006, the Company holds a warrant to purchase 30 million shares of Mindspeed common stock at an exercise price of $3.408 per share exercisable through June 2013. In addition, three members of the Company's Board of Directors, including its Chairman and Chief Executive Officer, also serve on the Board of Mindspeed. At both September 29, 2006 and September 30, 2005, the Company had a net receivable from Mindspeed of $0.1 million.

Credit Facility — In connection with the spin-off of the Mindspeed Technologies business in June 2003, the Company entered into a senior secured revolving credit facility pursuant to which Mindspeed could have borrowed up to $50.0 million for working capital and general corporate purposes. On December 2, 2004, the Company and Mindspeed amended the credit facility. On December 8, 2004, Mindspeed completed a $46.0 million convertible subordinated note offering, thereby terminating the credit facility in accordance with the amended agreement.

Lease Agreement — The Company subleases an office building to Mindspeed. Under the sublease agreement, Mindspeed pays amounts for rental expense and operating expenses, which include utilities, common area maintenance, and security services. During fiscal 2006, 2005 and 2004, the Company recorded income related to the Mindspeed sublease agreement of $6.5 million, $5.3 million and $4.5 million, respectively, including payments of $4.0 million and $1.6 million in fiscal 2006 and 2005, respectively, that Mindspeed paid directly to the Company's landlord.

Skyworks Solutions, Inc.

As of September 29, 2006, the Company holds 6.2 million shares of Skyworks' common stock. In addition, two members of the Company's Board of Directors, including its Chairman and Chief Executive Officer, also serve on the Board of Skyworks. At September 29, 2006, the Company had a net payable to Skyworks of $0.1 million. No significant amounts were due to or receivable from Skyworks at September 30, 2005.

Inventory and Assembly and Test Services Purchases — During fiscal 2006, 2005 and 2004, the Company purchased inventory from Skyworks totaling $1.9 million, $2.4 million and $2.7 million, respectively. The Company also purchased assembly and test services from Skyworks totaling $12.2 million and $33.3 million during fiscal 2005 and 2004, respectively. There were no assembly or test services purchases during fiscal 2006.

Notes Receivable — As of September 27, 2002, the Company held notes receivable from Skyworks with an aggregate principal amount of $180.0 million, including promissory notes for $150.0 million guaranteed by Skyworks and certain Skyworks subsidiaries and secured by substantially all of the assets of Skyworks (the Term Notes) and $30.0 million outstanding under the $100.0 million credit facility which the Company had made available to Skyworks. In November 2002, the Company restructured the financing agreements with Skyworks. Skyworks repaid $105.0 million of the principal amount and all accrued interest owed to the Company under the Term Notes and the remaining principal amount of the Term Notes was exchanged for $45.0 million principal amount of the Skyworks 15% convertible senior subordinated notes with a maturity date of June 30, 2005. Skyworks also repaid all amounts outstanding under the credit facility, the credit facility was cancelled and the Company released all security interests in Skyworks' assets and properties.

The Company received a notice dated April 22, 2004 from Skyworks advising that on May 12, 2004, Skyworks would redeem in full the 15% convertible senior subordinated notes held by the Company. The Company exercised its right to convert all of the notes into shares of Skyworks common stock prior to the scheduled redemption date at the conversion price of $7.87 per share. On May 10, 2004, the Company received 5.7 million shares of Skyworks common stock in full satisfaction of the notes.

Sublease Rent Share Agreement — The Company has an agreement with Skyworks whereby the Company pays Skyworks two-thirds of the sublease income it receives related to certain facilities. Payments to Skyworks totaled $0.6 million and $0.7 million during fiscal 2006 and 2005, respectively. No payments were made in fiscal 2004.

14. Segment Information

Net revenues by geographic area are presented based upon the country of destination. Net revenues by geographic area were as follows:

	Fiscal Year Ended		
(in thousands)	**2006**	**2005**	**2004**
United States	**$ 75,851**	$ 70,192	$ 82,508
Other Americas	**23,871**	14,988	18,756
Total Americas	**99,722**	85,180	101,264
China	**486,100**	332,441	327,267
South Korea	**105,541**	48,825	41,668
Taiwan	**62,985**	96,026	140,257
Other Asia-Pacific	**144,206**	103,065	212,501
Total Asia-Pacific	**798,832**	580,357	721,693
Europe, Middle East and Africa	**72,233**	57,202	78,897
	$ 970,787	$ 722,739	$ 901,854

The Company believes a portion of the products sold to original equipment manufacturers (OEMs) and third-party manufacturing service providers in the Asia-Pacific region are ultimately shipped to end-markets in the Americas and Europe. For fiscal 2006, 2005, and fiscal 2004, no customer accounted for 10% or more of net revenues. Sales to the Company's twenty largest customers represented approximately 67%, 64% and 59% of net revenues for the fiscal years ended September 29, 2006, September 30, 2005 and October 1, 2004, respectively.

Net revenues by product line were as follows:

	Fiscal Year Ended		
(in thousands)	**2006**	**2005**	**2004**
Broadband Access Products	**$ 267,847**	$ 192,038	$ 254,581
Broadband Media Processing Products	**291,091**	155,394	214,186
Universal Access Products	**324,108**	279,159	323,073
Wireless Networking Products and other	**87,741**	96,148	110,014
	$ 970,787	$ 722,739	$ 901,854

Long-lived assets consist of property, plant and equipment and certain other long-term assets. Long-lived assets by geographic area were as follows:

(in thousands)	**September 29, 2006**	**September 30, 2005**
United States	**$ 90,095**	$ 76,270
Asia-Pacific	**17,943**	6,845
Europe, Middle East and Africa	**2,201**	2,702
	$ 110,239	$ 85,817

15. Quarterly Results of Operations (Unaudited)

The following is a summary of the Company's unaudited quarterly results of operations for fiscal 2006 and 2005:

(in thousands, except per share data)	Fiscal Quarter Ended			
Fiscal 2006	**Sept. 29, 2006**	**Jun. 30, 2006**	**Mar. 31, 2006**	**Dec. 30, 2005**
Net revenues	$ 245,863	$ 251,635	$ 242,583	$ 230,706
Gross margin	112,478	131,537	106,210	95,753
Net loss	(21,098)	(67,090)	(10,132)	(24,271)
Net loss per share, basic	(0.04)	(0.14)	(0.02)	(0.05)
Net loss per share, diluted	(0.04)	(0.14)	(0.02)	(0.05)

	Fiscal Quarter Ended			
Fiscal 2005	**Sept. 30, 2005**	**Jul. 1, 2005**	**Apr. 1, 2005**	**Dec. 31, 2004**
Net revenues	$ 214,916	$ 197,464	$ 169,738	$ 140,621
Gross margin	86,604	75,034	59,972	7,156
Net income (loss)	50,081	(32,166)	(73,187)	(120,718)
Net income (loss) per share, basic	0.11	(0.07)	(0.16)	(0.26)
Net income (loss) per share, diluted	0.10	(0.07)	(0.16)	(0.26)

In the three months ended June 30, 2006, the Company recorded a $17.5 million gain resulting from the cancellation of a wafer supply and services agreement with Jazz, which is included within cost of goods sold.

The Company adopted SFAS No. 123(R) on October 1, 2005. As a result, stock-based compensation expense included within cost of goods sold, research and development expense, and selling, general and administrative expense in fiscal 2006 is based on the fair value of all stock options and employee stock purchase plan shares. Stock-based compensation expense in fiscal 2005 is based on the intrinsic value of acquired or exchanged unvested stock options in business combinations, which is in accordance with previous accounting standards.

In the three months ended December 31, 2004, in response to lower market prices and reduced end-customer demand for our products, the Company recorded $45.0 million of inventory charges to establish additional excess and obsolete inventory reserves and lower of cost or market inventory reserves.

In all periods presented, the Company recorded special charges related to restructuring initiatives, litigation settlement and asset impairments, among other things.

16. Subsequent Events

Issuance of Floating Rate Senior Secured Notes

On November 13, 2006, the Company issued $275.0 million aggregate principal amount of floating rate senior secured notes due November 2010. Proceeds from this issuance, net of fees, were approximately $268.1million. These notes bear interest at three-month LIBOR (reset quarterly) plus 3.75%, and interest is payable in arrears quarterly on each February 15, May 15, August 15 and November 15, beginning on February 15, 2007. The Company intends to use the net proceeds of this offering, together with available cash, cash equivalents and marketable securities on hand, to repay at maturity or otherwise retire its outstanding $456.5 million aggregate principal amount of convertible subordinated notes due February 2007. These notes rank equally in right of payment with all of the Company's existing and future senior debt and senior to all of its existing and future subordinated debt. The notes are guaranteed by certain of the Company's U.S. subsidiaries (the Subsidiary Guarantors). The guarantees rank equally in right of payment with all of the Subsidiary Guarantors' existing and future senior debt and senior to all of the Subsidiary Guarantors' existing and future subordinated debt. The notes and guarantees (and certain hedging obligations that may be entered into with respect thereto) are secured by first-priority liens, subject to permitted liens, on substantially all of the Company's and the Subsidiary Guarantors' assets (other than accounts receivable and proceeds therefrom and subject to certain exceptions), including, but not limited to, the intellectual property, owned real property, plant and equipment now owned or hereafter acquired by the Company and the Subsidiary Guarantors.

Extension of Wachovia Credit Facility

On November 21, 2006, the Company's $80.0 million credit facility with a bank, which was due to expire on November 28, 2006, was extended through November 28, 2007. The facility remains subject to additional 364-day renewal periods at the discretion of the bank.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of
Conexant Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Conexant Systems, Inc. and subsidiaries (the "Company") as of September 29, 2006 and September 30, 2005, and the related consolidated statements of operations, cash flows, and stockholders' equity and comprehensive loss for each of the three years in the period ended September 29, 2006. Our audits also included the financial statement schedule listed at Item 15(a)(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 29, 2006 and September 30, 2005, and the results of its operations and its cash flows for each of the three years in the period ended September 29, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation during the year ended September 29, 2006 as a result of adopting Statement of Financial Accounting Standards No. 123(R), "Share-based Payment."

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of September 29, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 11, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Costa Mesa, California
December 11, 2006

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the Nasdaq Global Select Market under the symbol "CNXT". The following table lists the high and low intra-day sale prices for our common stock as reported by the Nasdaq Global Select Market (formerly the Nasdaq National Market) for the periods indicated:

	High	Low
Fiscal year ended September 29, 2006:		
Fourth quarter	$ 2.47	$ 1.60
Third quarter	3.90	2.14
Second quarter	3.60	2.28
First quarter	2.72	1.70
Fiscal year ended September 30, 2005:		
Fourth quarter	$ 2.17	$ 1.57
Third quarter	1.75	0.95
Second quarter	2.05	1.36
First quarter	2.23	1.50

At November 24, 2006, there were approximately 40,597 holders of record of our common stock.

We have never paid cash dividends on our common stock. We currently intend to retain any earnings for use in our business and to repay our indebtedness, and do not anticipate paying cash dividends in the foreseeable future.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this annual report contains statements relating to future results of Conexant Systems, Inc. (including certain projections and business trends) that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the "safe harbor" created by those sections. Our actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to:

- the cyclical nature of the semiconductor industry and the markets addressed by our products and our customers' products;
- the risk that capital needed for our business and to repay our indebtedness will not be available when needed;
- the risk that the value of our common stock may be adversely affected by market volatility;
- the substantial losses we have incurred;
- general economic and political conditions and conditions in the markets we address;
- continuing volatility in the technology sector and the semiconductor industry;
- demand for and market acceptance of new and existing products;
- successful development of new products;
- the timing of our new product introductions and product quality;
- our ability to anticipate trends and develop products for which there will be market demand;
- the availability of manufacturing capacity;
- pricing pressures and other competitive factors;
- changes in product mix;
- product obsolescence;
- the ability of our customers to manage inventory;
- our ability to develop and implement new technologies and to obtain protection for the related intellectual property;
- the uncertainties of litigation, including claims of infringement of third-party intellectual property rights or demands that we license third-party technology, and the demands it may place on the time and attention of our management and the expense it may place on our company; and
- possible disruptions in commerce related to terrorist activity or armed conflict,

as well as other risks and uncertainties, including those set forth herein and those detailed from time to time in our Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SUPPLEMENTAL NON-GAAP CORE FINANCIAL INFORMATION

This annual report contains certain non-GAAP core financial information, on a basis consistent with our historical presentation, to assist investors in understanding our core results of operations on an on-going basis. These non-GAAP financial measures also enhance comparisons of our core results of operations with historical periods. We are providing these non-GAAP financial measures to investors to enable them to perform additional financial analysis and because it is consistent with the financial models and estimates published by analysts who follow our company. Management believes that these are important measures in the evaluation of our results of operations. Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The non-GAAP financial measures presented by us may be different than non-GAAP financial measures presented by other companies.

The following table includes reconciliations of the non-GAAP core financial measures contained in this annual report to the most directly comparable GAAP financial measures:

	Fiscal Quarters Ended					Year Ended
	Sept. 30, 2005	Dec. 30, 2005	Mar. 31, 2006	Jun. 30, 2006	Sept. 29, 2006	Sept. 29, 2006
(in thousands, except percentages)						
Revenues	$ 214,916	$ 230,706	$ 242,583	$ 251,635	$ 245,863	$ 970,787
GAAP gross margin	$ 86,604	$ 95,753	$ 106,210	$ 131,537	$ 112,478	$ 445,978
Stock-based compensation (a)	—	298	131	31	34	494
Gain on cancellation of supply agreement (b)	—	—	—	(17,500)	—	(17,500)
Other (g)	—	—	(883)	(245)	—	(1,128)
Non-GAAP Core gross margin	$ 86,604	$ 96,051	$ 105,458	$ 113,823	$ 112,512	$ 427,844
GAAP gross margin percentage	40.3%	41.5%	43.8%	52.3%	45.7%	45.9%
Non-GAAP Core gross margin percentage	40.3%	41.6%	43.5%	45.2%	45.8%	44.1%
GAAP operating expenses	$ 99,681	$ 111,782	$ 147,763	$ 137,263	$ 108,103	$ 504,911
Stock-based compensation (a)	(3,019)	(14,018)	(12,621)	(10,145)	(7,667)	(44,451)
Transitional salaries and benefits (c)	(1,207)	(217)	(685)	(792)	(260)	(1,954)
IP litigation support credits (costs) (d)	(2,875)	(5,657)	(7,233)	1,897	—	(10,993)
Amortization of intangible assets (e)	(7,920)	(7,907)	(7,758)	(7,520)	(7,520)	(30,705)
Special charges (f)	(4,715)	(915)	(38,854)	(32,610)	(865)	(73,244)
Other (g)	—	—	5,515	277	—	5,792
Non-GAAP Core operating expenses	$ 79,945	$ 83,068	$ 86,127	$ 88,370	$ 91,791	$ 349,356
GAAP operating income (loss)	$ (13,077)	$ (16,029)	$ (41,553)	$ (5,726)	$ 4,375	$ (58,933)
Cost of goods sold adjustments (a-b, g)	—	298	(752)	(17,714)	34	(18,134)
Operating expense adjustments (a,c-f, g)	19,736	28,714	61,636	48,893	16,312	155,555
Non-GAAP Core operating income	$ 6,659	$ 12,983	$ 19,331	$ 25,453	$ 20,721	$ 78,488
GAAP operating margin percentage	(6.1%)	(6.9%)	(17.1%)	(2.3%)	1.8%	(6.1%)
Non-GAAP Core operating margin percentage	3.1%	5.6%	8.0%	10.1%	8.4%	8.1%

GAAP to Non-GAAP Core Adjustments:

(a) Stock-based compensation expense for the quarters ended December 30, 2005, March 31, 2006, June 30, 2006 and September 29, 2006 and for the year ended September 29, 2006 is based on the fair value of all stock options and employee stock purchase plan shares in accordance with SFAS No. 123(R), which we adopted on October 1, 2005. Stock-based compensation expense for the quarter ended September 30, 2005 is based on the intrinsic value of unvested stock options acquired or exchanged in business combinations, which is in accordance with previous accounting standards.

(b) Gain resulting from the cancellation of a wafer supply and services agreement with Jazz Semiconductor, Inc.

This page does not constitute part of our Annual Report on Form 10-K for the fiscal year ended September 29, 2006.

(c) Transitional salaries and benefits represent amounts earned by employees who have been notified of their termination as part of our restructuring activities, from the date of their notification. Included in the amounts for the quarters ended September 30, 2005, December 30, 2005, March 31, 2006 and June 30, 2006, and for the year ended September 29, 2006 were $151 thousand, $9 thousand, $43 thousand, $45 thousand, and $97 thousand, respectively, of facilities related costs.

(d) IP litigation support costs comprise legal fees related to our litigation with Texas Instruments Incorporated (TI), which was settled in May 2006. During the quarter ended June 30, 2006, we recorded a net credit of $1.9 million based on the finalization of legal costs associated with the TI litigation.

(e) Amortization of intangible assets resulting from our previous business combinations.

(f) Restructuring charges, asset impairments, integration costs and other special items, including charges of $40.0 million, $30.0 million and $70.0 million related to our litigation with TI during the quarters ended March 31, 2006 and June 30, 2006, and the year ended September 29, 2006, respectively. The litigation with TI was settled in May 2006.

(g) Other gains and losses which are not part of our core, on-going operations. For the quarter ended March 31, 2006 and the year ended September 29, 2006, these adjustments primarily relate to a property tax settlement.

This page does not constitute part of our Annual Report on Form 10-K for the fiscal year ended September 29, 2006.

BOARD OF DIRECTORS

Donald R. Beall
Retired Chairman of the Board and Chief Executive Officer,
Rockwell International Corporation

Steven J. Bilodeau
Chairman of the Board, Chief Executive Officer and President,
SMSC

Dwight W. Decker, Ph.D.
Chairman of the Board and Chief Executive Officer,
Conexant Systems, Inc.

F. Craig Farrill
President and Chief Executive Officer,
Kodiak Networks, Inc.

Balakrishnan S. Iyer
Retired Senior Vice President and Chief Financial Officer,
Conexant Systems, Inc.

John W. Marren
Partner,
Texas Pacific Group

D. Scott Mercer
Private Investor

Jerre L. Stead
Chairman of the Board and Chief Executive Officer,
IHS Inc.

Giuseppe Zocco
General Partner,
Index Ventures

EXECUTIVE MANAGEMENT

Dwight W. Decker, Ph.D.
Chairman and Chief Executive Officer

J. Scott Blouin
Senior Vice President and Chief Financial Officer

Lewis C. Brewster
Executive Vice President, Chief Operating Officer
and General Manager of Broadband Media Processing

Dennis E. O'Reilly
Senior Vice President, Chief Legal Officer and Secretary

Scott L. Allen
Senior Vice President, Communications

Akram Atallah
Senior Vice President and General Manager,
Broadband Access

Sailesh Chittipeddi
Senior Vice President, Global Operations

Shiva Gowni
Senior Vice President and President, India Operations

Jean Hu
Senior Vice President, Strategy and Business Development

Chee Kwan
Senior Vice President and General Manager,
Wireless Networking

Bernd Lienhard
Senior Vice President and General Manager, Universal Access

Christian Scherp
Senior Vice President, Worldwide Sales

Michael Vishny
Senior Vice President, Human Resources

CONEXANT GENERAL INFORMATION

Conexant Systems, Inc.
World Headquarters is located at:
4000 MacArthur Boulevard
Newport Beach, CA 92660-3095
(949) 483-4600

Annual Meeting
Conexant shareowners are invited to attend our annual meeting. Date, time and location can be found in the proxy statement.

Shareowner Services
Our transfer agent can help you in a variety of shareowner-related services including change of address, lost stock certificates, stock transfer, account status and other administrative services.

Mellon Investor Services LLC
Newport Office Center VII
480 Washington Blvd.
Jersey City, NJ 07310
Attn: Shareowner Relations

(888) 470-5829 (U.S. and Canada)
TDD for Hearing Impaired:
(800) 231-5469

Foreign Shareowners: (201) 680-6578

Web site: http://www.melloninvestor.com/isd
Shareowners wishing to transfer their stock should send their written requests, stock certificate(s) and other required documentation to:

Mellon Investor Services LLC
Newport Office Center VII
480 Washington Blvd.
Jersey City, NJ 07310
Attn: Shareowner Relations

Shareowners needing further assistance should call the previously listed numbers or Conexant Shareowner Relations at: (949) 483-4533.

INVESTOR RELATIONS

You can contact Conexant's Investor Relations team any time to order an Investor's Kit or to ask investment-oriented questions about Conexant. Call us at: (949) 483-CNXT (2698).

In addition, you can write us at:
Investor Relations
Conexant Systems, Inc.
4000 MacArthur Boulevard
Newport Beach, CA 92660-3095

Anyone with access to the Internet can view this Annual Report electronically, and consent to enroll in electronic delivery at: www.conexant.com.

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
Newport Office Center VII
480 Washington Blvd.
Jersey City, NJ 07310
Attn: Shareowner Relations

(888) 470-5829 (U.S. and Canada)
(201) 680-6578 (outside the U.S.)

Stock Exchange
Conexant shares are traded on The Nasdaq Stock Market under the ticker symbol CNXT.

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Costa Mesa, CA

END

CONEXANT

CONEXANT SYSTEMS, INC.
4000 MACARTHUR BOULEVARD
NEWPORT BEACH, CA
92660-3095
USA
WWW.CONEXANT.COM